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As filed with the Securities and Exchange Commission on May 6, 2005

Registration No. 333-123644

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1
TO
Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

LINCOLN EDUCATIONAL SERVICES CORPORATION
(Exact name of registrant as specified in its charter)

New Jersey (State or other jurisdiction of incorporation or organization)	8200 (Primary Standard Industrial Classification Code Number)	57-1150621 (IRS Employer Identification Number)

200 Executive Drive, Suite 340
West Orange, New Jersey 07052
(973) 736-9340
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

David F. Carney
Chairman of the Board and Chief Executive Officer
Lincoln Educational Services Corporation
200 Executive Drive, Suite 340
West Orange, New Jersey 07052
(973) 736-9340
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Rohan S. Weerasinghe, Esq.	Cristopher Greer, Esq.
Shearman & Sterling LLP	O'Melveny & Myers LLP
599 Lexington Avenue	7 Times Square
New York, New York 10022	New York, New York 10036
Telephone: (212) 848-4000	Telephone: (212) 326-2000
Facsimile: (212) 848-7179	Facsimile: (212) 326-2061

        Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this Registration Statement becomes effective.

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

        If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

        The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion

Preliminary Prospectus dated May 6, 2005

PROSPECTUS

                   Shares

Lincoln Educational Services Corporation

Common Stock

        This is Lincoln Educational Services Corporation's initial public offering. Lincoln Educational Services Corporation is selling                         shares and certain of Lincoln Educational Services Corporation's stockholders are selling shares.

        We expect the public offering price to be between $                              and $                                           per share. Currently, no public market exists for the shares. After pricing of the offering, we expect that the shares will be quoted on The Nasdaq National Market under the symbol "LINC."

        Investing in our common stock involves risks that are described in the "Risk Factors" section beginning on page 9 of this prospectus.

	Per Share	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to us	$	$
Proceeds, before expenses, to the selling stockholders	$	$

        The underwriters may also purchase up to an additional            shares from Lincoln Educational Services Corporation, and up to an additional            shares from the selling stockholders, at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover overallotments.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

        The shares will be ready for delivery on or about            , 2005.

Merrill Lynch & Co.
Banc of America Securities LLC
Lehman Brothers
Harris Nesbitt
Jefferies & Company, Inc.
Robert W. Baird & Co.

The date of this prospectus is                        , 2005.

TABLE OF CONTENTS

Summary	1
Risk Factors	8
Forward-Looking Statements	21
Use of Proceeds	22
Dividend Policy	22
Capitalization	23
Dilution	24
Unaudited Pro Forma Financial Information	25
Selected Financial Information	28
Management's Discussion and Analysis of Financial Condition and Results of Operations	30
Business	46
Regulatory Environment	60
Management	75
Certain Relationships and Related Party Transactions	96
Principal and Selling Stockholders	99
Description of Capital Stock	102
Description of Credit Agreement	105
Shares Eligible for Future Sale	106
Material United States Federal Tax Considerations for Non-United States Holders	108
Underwriting	111
Legal Matters	115
Experts	115
Where You Can Find Additional Information	115
Index to Financial Statements	F-1

        You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus or other date stated in this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

i

SUMMARY

        This summary highlights information contained elsewhere in this prospectus. You should read the entire prospectus carefully before making an investment decision, especially the risks of investing in our common stock discussed under "Risk Factors." The terms "we," "us," "our" and "our company" refer to Lincoln Educational Services Corporation, or to Lincoln Technical Institute, Inc. prior to the reorganization described elsewhere in this prospectus, and its consolidated subsidiaries. See Note 1 of the notes to our financial statements included elsewhere in this prospectus for a description of the reorganization and the formation of Lincoln Educational Services Corporation. Unless otherwise indicated, industry data are derived from publicly available sources, which we have not independently verified.

Lincoln Educational Services Corporation

Overview

        We are a leading and diversified for-profit provider of career-oriented post-secondary education as measured by total enrollment and number of graduates. We offer recent high school graduates and working adults degree and diploma programs in four principal areas of study: automotive technology, allied health (which includes programs for medical administrative assistants, medical assistants, pharmacy technicians and massage therapists), skilled trades and business and information technology. At December 31, 2004, our automotive technology program, our allied health program, our skilled trades program and our business and information technology program accounted for 47.5%, 31.9%, 10.2% and 10.4%, respectively, of our total enrollment. We had 16,664 students enrolled as of December 31, 2004 and our average enrollment for the year ended December 31, 2004 was 16,266 students, an increase of 30.3% from average enrollment of 12,487 for the year ended December 31, 2003. For the year ended December 31, 2004, our revenues were $261.3 million, which represents a 31.4% increase from the year ended December 31, 2003. Excluding our acquisition of Southwestern College in January 2004, our revenues and average enrollments for the year ended December 31, 2004 would have increased by 27.5% and 22.4%, respectively, compared to the year ended December 31, 2003.

        As of December 31, 2004 we operated 28 campuses throughout the United States under six well-established brands with long operating histories: Lincoln Technical Institute (58 years of operation), Nashville Auto-Diesel College (85 years), Denver Automotive & Diesel College (41 years), The Cittone Institute (36 years), Career Education Institute (21 years) and Southwestern College (26 years). On January 11, 2005, we acquired New England Technical Institute, which has been in operation for 65 years and has four campuses.

Market Opportunity

        The market for post-secondary education is large and growing. Expenditures on post-secondary education in the United States totaled over $350.8 billion in the 2003-2004 academic year. The number of students in the United States obtaining some form of post-secondary education totaled 16.1 million in the fall of 2002, and The National Center for Education Statistics estimates enrollments will grow to approximately 18.2 million by 2013. Although expenditures on and enrollment in post-secondary education as a whole do not necessarily result in a market opportunity for the career-oriented, post-secondary education sector that we serve, we believe that this sector will grow due to a variety of demographic and economic factors, including an increasing demand and wage premiums for skilled workers, a growing number of high school graduates and working adults seeking post-secondary education and market share gains from traditional academic institutions. Based on the most recent data published by the U.S. Department of Education, the for-profit post-secondary sector comprised only 3.3% of total students enrolled in degree programs in 2001. We believe that for-profit providers will continue to increase their share of the percentage of students served by the post-secondary education sector as for-profit providers are able to offer students advantages relative to traditional academic colleges and universities, including: convenient course scheduling, career-oriented curricula and strong job placement opportunities. According to the U.S. Department of Education, over the last 25 years, enrollments at for-profit post-secondary institutions have experienced a compounded annual growth rate of approximately 10% versus enrollments at traditional colleges and universities which had a compounded annual growth rate of approximately 1% over the same time period. In particular, we believe there is significant and growing demand by employers for individuals possessing skills in each of our areas of study. The U.S. Department of Labor estimates that there will be approximately 4.5 million job openings due to growth and net replacement from 2002 to 2012 in careers related to the areas of study we offer. However, we cannot provide any assurance that we will benefit from this projected growth.

Business Strengths

        We believe that the following strengths differentiate us from our competitors:

        Program Diversification.    We believe the breadth of our areas of study and the diversity of our offerings increase our addressable market and enhance our overall revenue stability and operational flexibility.

        Operational Flexibility.    Our operational infrastructure is highly flexible and enables us to adapt quickly to changing market trends.

        Strong Brands and Geographic Presence.    We believe that our schools have established a strong competitive position in their respective local markets and significant brand recognition with prospective students and employers.

        Strong Marketing and Student Recruitment.    We use a variety of marketing and recruiting methods to attract students and increase enrollments.

        Experienced Management Team.    Our senior management team has over 200 years of combined experience and an average of approximately 20 years of experience in the for-profit, post-secondary education industry.

Growth Strategy

        Our goal is to strengthen our role as a leading and diversified provider of career-oriented post-secondary education by continuing to pursue the following growth strategies:

        Expand Existing Areas of Study and Existing Facilities.    We believe we can leverage our existing operations to capitalize on the growing demand from students and employers in our local markets.

        Enter New Geographic Markets and New Areas of Study.    We believe we can increase our student enrollments by entering selected new geographic markets and new areas of study that we believe have significant growth potential and where we can leverage our reputation and operating expertise.

        Opportunistically Pursue Strategic Acquisitions.    In evaluating potential acquisitions, we seek to identify schools with the potential for program replication at our existing campuses, new areas of study, new markets with attractive growth opportunities and advanced degree programs.

        Introduce Online Education Alternatives.    We recently launched our online initiative to capitalize on the rapidly growing demand for, and flexibility provided by, online education alternatives.

Regulation

        Our schools are subject to extensive regulation by federal and state governmental agencies and by accrediting commissions. In particular, the Higher Education Act of 1965, as amended, and the regulations promulgated thereunder by the U.S. Department of Education, or the DOE, set forth numerous standards that our schools must satisfy to participate in various federal student financial assistance programs under Title IV of the Higher Education Act of 1965, which we refer to as Title IV Programs. In 2004, we derived approximately 81% of our revenues, calculated on a cash basis as required by DOE regulations, from Title IV Programs administered by the DOE. To participate in

Title IV Programs, each of our schools must receive and maintain authorization by the applicable education agencies in the state in which each school is physically located, be accredited by an accrediting commission recognized by the DOE and be certified as an eligible institution by the DOE. To participate in Title IV Programs, each of our schools must also satisfy specific measures of financial responsibility prescribed by the DOE or post a letter of credit in favor of the DOE and possibly accept other conditions on its participation in Title IV Programs.

        Each year, based on the financial information submitted by an eligible institution that participates in Title IV Programs, the DOE calculates three financial ratios for the institution: an equity ratio, a primary reserve ratio and a net income ratio. Each of these ratios is scored separately and then combined into a composite score to measure the institution's financial responsibility. If an institution's composite score is below 1.0, the institution is considered by the DOE to lack financial responsibility and, as a condition of Title IV Program participation, the institution may be required to, among other things, post a letter of credit in an amount of at least 10 to 50 percent of the institution's annual Title IV Program participation for its most recent fiscal year.

        Based on our calculations, our audited financial statements for the 2003 and 2004 fiscal years reflect a composite score of 2.1 and 1.8, respectively. The DOE has confirmed that we received a passing composite score of 1.5 or more for the 2003 fiscal year. The DOE has not yet reviewed our financial statements for the 2004 fiscal year. However, as a result of the corrections of certain errors in our prior financial statements, the DOE recomputed our consolidated composite scores for the 2001 and 2002 fiscal years and concluded that the recomputed consolidated composite scores for those two years were below 1.0. The DOE has informed us that as a result, for a period of three years effective December 30, 2004, all of our current and future institutions have been placed on "Heightened Cash Monitoring, Type 1 status," and are required to timely notify the DOE with respect to certain enumerated oversight and financial events. We have entered into a settlement agreement with the DOE with respect to compliance issues related to this matter.

Recent Developments

        On January 11, 2005, we acquired the rights, title and interests in the assets used in the conduct and operation of New England Technical Institute for a purchase price of approximately $20.0 million. New England Technical Institute operates four schools in New Britain, Hamden, Shelton and Cromwell, Connecticut and provides programs in automotive technology, allied health, business and information technology and skilled trades, including culinary arts and nursing. This acquisition expands our presence in the northeastern U.S. and increases the number of campuses we operate from 28 to 32.

Principal Stockholders

        Stonington Partners, Inc. II, or Stonington, our principal stockholder, is a private investment fund with over $1.0 billion in assets under management. Alexis P. Michas, a Managing Partner of Stonington, and James J. Burke, Jr., a Partner, are members of our board of directors. Stonington currently owns, through Back to School Acquisition, L.L.C., its controlled subsidiary, 78.7% of the fully diluted equity of Lincoln Educational Services Corporation, and, after giving effect to this offering, Stonington will continue to own, through Back to School Acquisition, L.L.C.,      % of the fully diluted equity of Lincoln Educational Services Corporation.

        Hart Capital LLC, or Hart Capital, which is the managing member of our second largest stockholder Five Mile River Capital Partners LLC, is a private investment fund that invests primarily in the education sector. Hart Capital has assisted us in our acquisitions and online programs. Steven W. Hart, the owner and President of Hart Capital, is a member of our board of directors. Hart Capital currently owns, through Five Mile River Capital Partners LLC, 13.6% of the fully diluted equity of Lincoln Educational Services Corporation; and after giving effect to this offering, Hart Capital will continue to own, through Five Mile River Capital Partners LLC,    % of the fully diluted equity of Lincoln Educational Services Corporation.

        Our principal executive offices are located at 200 Executive Drive, Suite 340, West Orange, New Jersey 07052, and our telephone number at that address is (973) 736-9340.

The Offering

Common stock offered:
By us	shares
By the selling stockholders	shares

Total	shares
Shares outstanding after the offering	shares
Use of proceeds
We estimate that our proceeds from this offering will be approximately $ million, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use these net proceeds primarily to repay $31 million outstanding under our new credit agreement and for working capital and general corporate purposes, which may include the expansion of existing facilities, strategic acquisitions and the development and introduction of new programs. Any amounts we repay under our new credit agreement may be reborrowed in the future. See "Use of Proceeds."
We will not receive any proceeds from the sale of shares by the selling stockholders.
Risk factors	See "Risk Factors" and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.
Proposed Nasdaq National Market symbol	LINC

        Unless we indicate otherwise, all information in this prospectus (1) assumes no exercise of the overallotment option granted to the underwriters and (2) excludes:

  •
  2,022,495 shares issuable upon the exercise of options outstanding as of December 31, 2004; and

  •
  shares available for future option grants.

Summary Historical and Pro Forma Financial and Other Data

        The following tables set forth our summary historical and pro forma financial and other data as of the dates and for the periods indicated. The summary historical consolidated statement of operations data for each of the years in the three-year period ended December 31, 2004 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The summary historical consolidated balance sheet data as of December 31, 2004 has been derived from our audited consolidated financial statements included elsewhere in this prospectus. The summary pro forma statement of operations and other data for the year ended December 31, 2004 reflects our acquisitions of Southwestern College (which occurred on January 23, 2004) and New England Technical Institute (which occurred on January 11, 2005) as if each of these acquisitions had occurred on January 1, 2004. The summary pro forma balance sheet data as of December 31, 2004 reflect the acquisition of New England Technical Institute as if it had occurred on December 31, 2004. The summary pro forma as adjusted balance sheet data as of December 31, 2004 further reflect our sale of common stock in this offering and the application of the net proceeds therefrom. The historical results included below and elsewhere in this prospectus are not necessarily indicative of our future performance. The summary pro forma and pro forma as adjusted financial data do not purport to be indicative of the results of operations that would have been achieved had these acquisitions and this offering been consummated as of the dates assumed, nor are the results necessarily indicative of our future results of operations.

        You should read the following summary historical, pro forma and pro forma as adjusted financial and other data in conjunction with "Selected Financial Information," "Unaudited Pro Forma Financial Information," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements along with the notes thereto, included elsewhere in this prospectus.

	Year Ended December 31,
	2002	2003	2004	2004 Pro Forma
	(dollars in thousands)
Statement of Operations Data:
Revenues	$139,201	$198,881	$261,275	$276,223
Costs and expenses:
Educational services and facilities	66,580	85,201	104,843	113,204
Selling, general and administrative(1)	71,753	97,714	130,941	136,570
(Gain) loss on sale of assets	(1,082)	(22)	368	368

Total costs and expenses	137,251	182,893	236,152	250,142

Operating income	1,950	15,988	25,123	26,081
Gain on sale of securities	—	211	—	—
Interest income	212	133	104	133
Interest expense	(2,937)	(2,758)	(3,007)	(4,196)

Income (loss) before income taxes	(775)	13,574	22,220	22,018
Provision (benefit) for income taxes	(101)	5,355	9,242	9,158

Net (loss) income	$(674)	$8,219	$12,978	$12,860

	Year Ended December 31,
	2002	2003	2004	2004 Pro Forma
	(dollars in thousands, except per share data)
Income (loss) per share:
Basic	$(0.03)	$0.38	$0.60	$0.59
Diluted	(0.03)	0.37	0.56	0.56
Other Data:
EBITDA(2)	$9,151	$26,078	$35,872	$37,686
EBITDA margin(3)	6.6%	13.1%	13.7%	13.6%
Net cash provided by operating activities	9,723	27,166	26,674	—
Net cash used in investing activities	(2,155)	(8,680)	(38,311)	—
Net cash provided by (used in) financing activities	(3,889)	19,400	4,117	—
Capital expenditures	3,598	13,154	23,813	—
Number of campuses (at end of period)	23	23	28	32
Average student enrollments	9,155	12,487	16,266	17,362
	As of December 31, 2004
	Actual	Pro Forma	Pro Forma As Adjusted
	(dollars in thousands)
Balance Sheet Data:
Cash and cash equivalents	$41,445	$23,188
Working capital (deficit)(4)	4,570	(16,184)
Total assets	162,729	172,564
Total debt(5)	46,829	46,829
Shareholders' equity	$58,086	$58,086

(1)
Selling, general and administrative expenses includes (a) a $2.1 million charge for the year ended December 31, 2004 to give effect to the one-time write-off of deferred offering costs, (b) compensation costs of approximately $0.5 million, $0.8 million and $1.8 million for the years ended December 31, 2002, 2003 and 2004, respectively, related to the adoption of SFAS No. 123, "Accounting for Stock Based Compensation" and (c) a $0.7 million one-time non cash charge for the year ended December 31, 2004 related to the timing of rent expense for our schools during the period of construction of leasehold improvements and to align the depreciation lives of our leasehold improvements to the terms of our noncancellable leases, including renewal options.

(2)
EBITDA is a measurement not recognized in financial statements presented in accordance with GAAP. We define EBITDA as net (loss) income before interest expense (net of interest income), provision (benefit) for income taxes and depreciation and amortization. For the year ended December 31, 2003, EBITDA includes a gain on sale of securities of $0.2 million. EBITDA is presented because we believe it is a useful indicator of our performance and our ability to make strategic acquisitions and meet capital expenditure and debt service requirements. It is not, however, intended to represent cash flows from operations as defined by GAAP and should not be used as an alternative to net income (loss) as an indicator of operating performance or to cash flow as a measure of liquidity. EBITDA is not necessarily comparable to similarly titled measures used by other companies. Following is a reconciliation of net (loss) income to EBITDA:

	Year Ended December 31,
	2002	2003	2004	2004 Pro Forma
	(dollars in thousands)
Net (loss) income	$(674)	$8,219	$12,978	$12,860
Interest expense, net	2,725	2,625	2,903	4,063
Provision (benefit) for income taxes	(101)	5,355	9,242	9,158
Depreciation and amortization	7,201	9,879	10,749	11,605

EBITDA	$9,151	$26,078	$35,872	$37,686

(3)
EBITDA divided by revenues.

(4)
Working capital (deficit) is defined as current assets less current liabilities.

(5)
Total debt consists of long-term debt including current portion, capital leases, auto loans and a finance obligation for $9.7 million for each of the years in the three-year period ended December 31, 2004 incurred in connection with a sale-leaseback transaction as further described in Note 9 to the consolidated financial statements included elsewhere in this prospectus.

RISK FACTORS

        You should carefully consider each of the risks below, together with all of the other information contained in this prospectus, before deciding to invest in shares of our common stock.

        If any of the following risks is not managed, our business, prospects, financial condition and results of operations could be materially adversely affected, the market price of your shares could decline, and you could lose all or part of your investment.

Risks Related to Our Industry

Failure of our schools to comply with the extensive regulatory requirements for school operations could result in financial penalties, restrictions on our operations and loss of external financial aid funding, which could affect our revenues and impose significant operating restrictions on us.

        Our schools are subject to extensive regulation by federal and state governmental agencies and by accrediting commissions. In particular, the Higher Education Act of 1965, as amended, and the regulations promulgated thereunder by the U.S. Department of Education, or the DOE, set forth numerous standards that our schools must satisfy to participate in various federal student financial assistance programs under Title IV Programs. In 2004, we derived approximately 81% of our revenues, calculated on a cash basis as required by DOE regulations, from Title IV Programs administered by the DOE. To participate in Title IV Programs, each of our schools must receive and maintain authorization by the applicable education agencies in the state in which each school is physically located, be accredited by an accrediting commission recognized by the DOE and be certified as an eligible institution by the DOE. The DOE defines an eligible institution to consist of both a main campus and its additional locations, if any. Each of our schools is either a main campus or an additional location of a main campus. These regulatory requirements cover the vast majority of our operations, including our educational programs, facilities, instructional and administrative staff, administrative procedures, marketing, recruiting, financial operations and financial condition.

        These regulatory requirements also affect our ability to acquire or open additional schools, add new educational programs, expand existing educational programs, and change our corporate structure and ownership. The state education agencies, our accrediting commissions and the DOE periodically revise their requirements and modify their interpretations of existing requirements.

        If one or more of our schools fail to comply with the regulatory requirements of the DOE, a state education agency or an accrediting commission, the school and its related main campus and/or additional locations could be subject to the loss of state licensure or accreditation, the loss of eligibility to participate in and receive funds under the Title IV Programs, the loss of the ability to grant degrees, diplomas and certificates, provisional certification, or the imposition of liabilities or monetary penalties, each of which could adversely affect our revenues and impose significant operating restrictions upon us. In addition, the loss by any of our institutions (main campuses as well as additional locations) of its accreditation or its state authorization necessary to provide post-secondary education, its state license, or the cancellation of any such institution's eligibility to participate in Title IV Programs, constitutes an event of default under our new credit agreement, which we and our subsidiaries entered into with a syndicate of banks on February 15, 2005, which could result in the acceleration of all amounts then outstanding under our new credit agreement. We cannot predict with certainty how any of these regulatory requirements will be applied or whether each of our schools will be able to comply with these requirements in the future. Moreover, we may in the future be subject to lawsuits filed under the qui tam provisions of the federal False Claims Act. See "Business—Legal Proceedings." We have described some of the most significant regulatory risks that apply to our schools in the following paragraphs.

If we or our eligible institutions do not meet the financial responsibility standards prescribed by the DOE, as has occurred in the past, we may be required to post letters of credit or our eligibility to participate in Title IV Programs could be terminated or limited, which could significantly reduce our student population and revenues.

        To participate in Title IV Programs, an eligible institution must satisfy specific measures of financial responsibility prescribed by the DOE or post a letter of credit in favor of the DOE and possibly accept other conditions on its participation in Title IV Programs. Any obligation to post one or more letters of credit would increase our costs of regulatory compliance. Our inability to obtain a required letter of credit or limitations on, or termination of, our participation in Title IV Programs could limit our students' access to various government-sponsored student financial aid programs, which could significantly reduce our student population and revenues.

        Each year, based on the financial information submitted by an eligible institution that participates in Title IV Programs, the DOE calculates three financial ratios for the institution: an equity ratio, a primary reserve ratio and a net income ratio. Each of these ratios is scored separately and then combined into a composite score to measure the institution's financial responsibility. If an institution's composite score is below 1.5, but is at least 1.0, it is in a category denominated by the DOE as "the zone" and is subject to increased DOE oversight and a less favorable payment system for the receipt of Title IV funds. If an institution's composite score is below 1.0, the institution is considered by the DOE to lack financial responsibility and, as a condition of Title IV Program participation, the institution may also be required to, among other things, post a letter of credit in an amount of at least 10 to 50 percent of the institution's annual Title IV Program participation for its most recent fiscal year. DOE regulations permit the DOE to examine our financial statements, including the financial statements of each institution and the financial statements of any related party. The DOE has historically evaluated the financial condition of our institutions on a consolidated basis.

        Based on our calculations, our audited financial statements for the 2003 and 2004 fiscal years reflect a composite score of 2.1 and 1.8, respectively. The DOE has confirmed that we received a passing composite score of 1.5 or more for the 2003 fiscal year. The DOE has not yet reviewed our financial statements for the 2004 fiscal year. However, as a result of the corrections of certain errors, including accounting for advertising costs, a sale leaseback transaction, rent and certain other individually insignificant adjustments, in our prior financial statements, the DOE recomputed our consolidated composite scores for the years ended December 31, 2001 and 2002 and concluded that the recomputed consolidated composite scores for those two years were below 1.0. In addition, we identified certain additional errors in our financial statements for the year ended December 31, 2003 relating to our accounting for stock-based compensation and accrued bonuses that did not result in a recomputation of our 2003 composite score. The DOE has informed us that as a result, for a period of three years effective December 30, 2004, all of our current and future institutions have been placed on "Heightened Cash Monitoring, Type 1 status." As a result, we are subject to a less favorable Title IV fund payment system that requires us to credit student accounts before drawing down Title IV funds and are also required to timely notify the DOE with respect to certain enumerated oversight and financial events. If we fail to comply with these requirements, we may lose our eligibility for continued participation in Title IV Programs or may be required to post irrevocable letters of credit. The DOE also informed us that these corrections will be taken into consideration when each of our institutions applies for recertification of its eligibility to participate in Title IV Programs. When each of our institutions is next required to apply for recertification to participate in Title IV Programs, we expect that the DOE will also consider our audited financial statements and composite scores for our most recent fiscal year as well as for other fiscal years after 2001 and 2002. Additionally, since the DOE concluded that the previously computed composite scores for 2001 and 2002 were overstated, we have agreed to pay $165,000 to the DOE, pursuant to a settlement agreement with respect to compliance issues related to this matter. We paid this amount on March 3, 2005.

If we fail to demonstrate "administrative capability" to the DOE, our business could suffer.

        DOE regulations specify extensive criteria an institution must satisfy to establish that it has the requisite "administrative capability" to participate in Title IV Programs. These criteria require, among other things, that the institution:

  •
  comply with all applicable Title IV regulations;

  •
  have capable and sufficient personnel to administer Title IV Programs;

  •
  have acceptable methods of defining and measuring the satisfactory academic progress of its students;

  •
  provide financial aid counseling to its students; and

  •
  submit in a timely manner all reports and financial statements required by the regulations.

        If an institution fails to satisfy any of these criteria or any other DOE regulation, the DOE may:

  •
  require the repayment of Title IV funds;

  •
  impose a less favorable payment system for the institution's receipt of Title IV funds;

  •
  place the institution on provisional certification status; or

  •
  commence a proceeding to impose a fine or to limit, suspend or terminate the participation of the institution in Title IV Programs.

        If we are found not to have satisfied the DOE's "administrative capability" requirements, one or more of our institutions, including its additional locations, could be limited in its access to, or lose, Title IV Program funding. A decrease in Title IV funding could adversely affect our revenues, as we received approximately 81% of our revenues (calculated on a cash basis of accounting) from Title IV Programs in 2004.

We are subject to fines and other sanctions if we pay impermissible commissions, bonuses or other incentive payments to individuals involved in certain recruiting, admissions or financial aid activities, which could increase our cost of regulatory compliance and adversely affect our results of operations.

        A school participating in Title IV Programs may not provide any commission, bonus or other incentive payment based on success in enrolling students or securing financial aid to any person involved in any student recruiting or admission activities or in making decisions regarding the awarding of Title IV Program funds. The law and regulations governing this requirement do not establish clear criteria for compliance in all circumstances. If we are found to have violated this law, we could be fined or otherwise sanctioned by the DOE or we could face litigation filed under the qui tam provisions of the Federal False Claims Act. See "Business—Legal Proceedings."

If our schools do not maintain their state authorizations and their accreditation, they may not participate in Title IV Programs, which could adversely affect our student population and revenues.

        An institution that grants degrees, diplomas or certificates must be authorized by the appropriate education agency of the state in which it is located and, in some cases, other states. Requirements for authorization vary substantially among states. The school must be authorized by each state in which it is physically located in order for its students to be eligible for funding under Title IV Programs. Loss of state authorization by any of our schools from the education agency of the state in which the school is located would end that school's eligibility to participate in Title IV Programs and could cause us to close the school.

        A school must be accredited by an accrediting commission recognized by the DOE in order to participate in Title IV Programs. Accreditation is a non-governmental process through which an institution submits to qualitative review by an organization of peer institutions, based on the standards of the accrediting agency and the stated aims and purposes of the institution, including achieving and maintaining stringent retention, completion and placement outcomes. Certain states require institutions to maintain accreditation as a condition of continued authorization to grant degrees. The Higher

Education Act requires accrediting commissions recognized by the DOE to review and monitor many aspects of an institution's operations and to take appropriate disciplinary action when the institution fails to comply with the accrediting agency's standards. Loss of accreditation by any of our main campuses would result in the termination of eligibility of that school and all of its branch campuses to participate in Title IV Programs and could cause us to close the school and its branches.

Our institutions would lose eligibility to participate in Title IV Programs if the percentage of their revenues derived from those programs were too high, which could reduce our student population and revenues.

        Each of our institutions would immediately lose its eligibility to participate in Title IV Programs if it derived more than 90% of its revenues (calculated on a cash basis) from those programs in any fiscal year as calculated in accordance with DOE regulations. Any institution that violates this rule is ineligible to apply to regain its eligibility until the following fiscal year. Based on our calculations, none of our institutions received more than 90% of its revenues in fiscal year 2004, and our institution with the highest percentage received approximately 87% of its revenues, from Title IV Programs. If any of our institutions loses eligibility to participate in Title IV Programs, that loss would cause an event of default under our new credit agreement, which could result in the acceleration of any indebtedness then outstanding under our new credit agreement, and would also adversely affect our students' access to various government-sponsored student financial aid programs, which could reduce our student population and revenues. These calculations are required to be made on a cash basis of accounting.

Our institutions would lose eligibility to participate in Title IV Programs if their former students defaulted on repayment of their federal student loans in excess of specified levels, which could reduce our student population and revenues.

        An institution of higher education, such as each of our institutions, loses its eligibility to participate in some or all Title IV Programs if its former students default on the repayment of their federal student loans in excess of specified levels. If any of our institutions exceeds the official student loan default rates published by the DOE, it will lose eligibility to participate in Title IV Programs. That loss would adversely affect our students' access to various government-sponsored student financial aid programs, which could reduce our student population and revenues.

We are subject to sanctions if we fail to correctly calculate and timely return Title IV Program funds for students who withdraw before completing their educational program, which could increase our cost of regulatory compliance and decrease our profit margin.

        An institution participating in Title IV Programs must correctly calculate the amount of unearned Title IV Program funds that have been credited to students who withdraw from their educational programs before completing them and must return those unearned funds in a timely manner, generally within 30 days of the date the institution determines that the student has withdrawn. If the unearned funds are not properly calculated and timely returned, we may have to post a letter of credit in favor of the DOE or may be otherwise sanctioned by the DOE, which could increase our cost of regulatory compliance and adversely affect our results of operations. One of our schools, Southwestern College, made late returns of Title IV Program funds in excess of the DOE's prescribed threshold. As a result, in accordance with DOE regulations, we submitted a letter of credit in favor of the DOE in the amount of $28,400. Another of our schools, Nashville Auto-Diesel College, made late returns of Title IV Program funds in excess of the DOE's prescribed threshold during periods that predated our acquisition of that school. As a result, in accordance with DOE regulations, we submitted a letter of credit in favor of the DOE in the amount of $327,000. Based on the absence of late returns of Title IV Program funds in excess of the DOE's prescribed thresholds in Nashville Auto-Diesel College's compliance audits for the 2002 fiscal year after our acquisition and for the 2003 fiscal year, we were allowed to have this letter of credit expire in accordance with its terms in March 2004. We could be required to provide letters of credit in favor of the DOE in the future if any of our institutions makes late returns of Title IV Program funds in excess of the DOE's prescribed thresholds, which could increase our cost of regulatory compliance.

If regulators do not approve our acquisition of a school that participates in Title IV Programs, the acquired school would no longer be permitted to participate in Title IV Programs, which could impair our ability to operate the acquired school as planned or to realize the anticipated benefits from the acquisition of that school.

        If we acquire a school that participates in Title IV Programs, we must obtain approval from the DOE and applicable state education agencies and accrediting commissions in order for the school to be able to continue operating and participating in Title IV Programs. An acquisition can result in the temporary suspension of the acquired school's participation in Title IV Programs unless we submit to the DOE a timely and materially complete application for recertification and the DOE issues a temporary provisional program participation agreement. If we were unable to timely re-establish the state authorization, accreditation or DOE certification of the acquired school, our ability to operate the acquired school as planned or to realize the anticipated benefits from the acquisition of that school could be impaired. Southwestern College received an executed provisional program participation agreement from the DOE. In connection with our acquisition of New England Technical Institute, that institution received an executed temporary provision program participation agreement. We are in the process of obtaining final approval of that acquisition from the DOE. We expect the DOE approval issued to New England Technical Institute at the conclusion of the pending change in ownership approval process to be provisional.

If regulators do not approve or delay their approval of transactions involving a change of control of our company or any of our schools, our ability to participate in Title IV Programs may be impaired.

        If we or any of our schools experience a change of control under the standards of applicable state education agencies, our accrediting commissions or the DOE, we or the affected schools must seek the approval of the relevant regulatory agencies in order for us or the acquired school to participate in Title IV Programs. Transactions or events that constitute a change of control include significant acquisitions or dispositions of our common stock or significant changes in the composition of our board of directors. Some of these transactions or events may be beyond our control. Our failure to obtain, or a delay in receiving, approval of any change of control from any state in which our schools are located or other states as the case may be, our accrediting commissions or the DOE could impair or result in the termination of our accreditation, state licensure or ability to participate in Title IV Programs. Our failure to obtain, or a delay in obtaining, approval of any change of control from any state in which we do not have a school but in which we recruit students could require us to suspend our recruitment of students in that state until we receive the required approval. The potential adverse effects of a change of control with respect to participation in Title IV Programs could influence future decisions by us and our stockholders regarding the sale, purchase, transfer, issuance or redemption of our stock. In addition, the adverse regulatory effect of a change of control also could discourage bids for your shares of our common stock and could have an adverse effect on the market price of your shares.

        We have not received confirmation from the DOE or our state licensing agencies that this offering will not be a change of control under its standards. We have submitted requests for such confirmation from the DOE and educational agencies in states in which our schools are physically located, which we expect to receive prior to completion of this offering. Ten of our campuses, plus the additional four campuses we acquired as a result of our acquisition of New England Technical Institute, are accredited by the Accrediting Commission of Career Schools and Colleges of Technology and 18 of our campuses are accredited by the Accrediting Council for Independent Colleges and Schools. Both accrediting agencies have previously confirmed that this offering will not be a change of control under their standards.

Congress may change the law or reduce funding for Title IV Programs, which could reduce our student population, revenues or profit margin.

        Congress periodically revises the Higher Education Act and other laws governing Title IV Programs and annually determines the funding level for each Title IV Program. During 2005, Congress is expected to devote significant attention to reauthorizing the Higher Education Act, which will likely result in numerous changes. Approximately 81% of our revenues in 2004 (calculated on a cash basis of accounting) were derived from Title IV programs. Any action by Congress that significantly reduces funding for Title IV Programs or the ability of our schools or students to receive funding through these programs could reduce our student population and revenues. Congressional action may also require us to modify our practices in ways that could result in increased administrative costs and decreased profit margin.

        In addition current requirements for student and school participation in Title IV Programs may change or one or more of the present Title IV Programs could be replaced by other programs with materially different student or school eligibility requirements. If we cannot comply with the provisions of the Higher Education Act, as they may be revised, or if the cost of such compliance is excessive, our revenues or profit margin could be adversely affected.

Regulatory agencies or third parties may conduct compliance reviews, bring claims or initiate litigation against us. If the results of these reviews or claims are unfavorable to us, our results of operations and financial condition could be adversely affected.

        Because we operate in a highly regulated industry, we are subject to compliance reviews and claims of non-compliance and lawsuits by government agencies and third parties. If the results of these reviews or proceedings are unfavorable to us, or if we are unable to defend successfully against third-party lawsuits or claims, we may be required to pay money damages or be subject to fines, limitations on the operations of our business, loss of federal funding, injunctions or other penalties. Even if we adequately address issues raised by an agency review or successfully defend a third-party lawsuit or claim, we may have to divert significant financial and management resources from our ongoing business operations to address issues raised by those reviews or defend those lawsuits or claims. The DOE conducted a program review at Southwestern College and issued an initial program review report in which it identified potential instances of non-compliance with DOE requirements. Southwestern College has submitted an initial response to the report, is in the process of submitting additional information to the DOE and is waiting for a response or determination from the DOE. The DOE also conducted a program review at Nashville Auto-Diesel College and issued a final program determination stating that Nashville Auto-Diesel College had taken the required corrective actions to resolve four of five findings of noncompliance with DOE requirements and requiring that Nashville Auto-Diesel College pay the DOE $14,499 based on the fifth finding. The fifth finding related to Nashville Auto-Diesel College granting Federal Supplemental Educational Opportunity Grant matching funds to ineligible students. Nashville Auto-Diesel College expects to pay this amount to the DOE in the second quarter of 2005.

Risks Related to Our Business

If we fail to effectively manage our growth, we may incur higher costs and expenses than we anticipate in connection with our growth.

        We have experienced a period of significant growth since 1999. Our continued growth has strained and may in the future strain our management, operations, employees or other resources. We will need to continue to assess the adequacy of our staff, controls and procedures to meet the demands of our continued growth. We may not be able to maintain or accelerate our current growth rate, effectively manage our expanding operations or achieve planned growth on a timely or profitable basis. If we are unable to manage our growth effectively while maintaining appropriate internal controls, we may experience operating inefficiencies that likely will increase our expected costs.

We may not be able to successfully integrate acquisitions into our business, which may adversely affect our results of operations and financial condition.

        Since 1999, we have acquired a number of schools and we may continue to grow our business through acquisitions. The anticipated benefits of an acquisition may not be achieved unless we successfully integrate the acquired school or schools into our operations and are able to effectively manage, market and apply our business strategy to any acquired schools. Integration challenges include, among others, regulatory approvals, significant capital expenditures, assumption of known and unknown liabilities and our ability to control costs. The successful integration of future acquisitions may also require substantial attention from our senior management and the senior management of the acquired schools, which could decrease the time that they devote to the day-to-day management of our business. The difficulties of integration may initially be increased by the necessity of integrating personnel with disparate business backgrounds and corporate cultures. Management's focus on the integration of acquired schools and on the application of our business strategy to those schools could interrupt or cause loss of momentum in our other ongoing activities.

Failure on our part to establish and operate additional schools or campuses or effectively identify suitable expansion opportunities could reduce our ability to implement our growth strategy.

        As part of our business strategy, we anticipate opening and operating new schools or campuses. Establishing new schools or campuses poses unique challenges and requires us to make investments in management and capital expenditures, incur marketing expenses and devote other resources that are different, and in some cases greater than those required with respect to the operation of acquired schools.

        To open a new school or campus, we would be required to obtain appropriate state and accrediting commission approvals, which may be conditioned or delayed in a manner that could significantly affect our growth plans. In addition, to be eligible for federal Title IV Program funding, a new school or campus would have to be certified by the DOE and would require federal authorization and approvals. In the case of entirely separate, freestanding U.S. schools, a minimum of two years' operating history is required to be eligible for Title IV Program funding. We cannot be sure that we will be able to identify suitable expansion opportunities to maintain or accelerate our current growth rate or that we will be able to successfully integrate or profitably operate any new schools or campuses. Additionally, we began offering online courses in mid-2004. We have not previously offered courses online and, accordingly, these programs may not be successful. A failure by us to effectively identify suitable expansion opportunities and to establish and manage the operations of newly established schools or online offerings could slow our growth and make any newly established schools or our online programs unprofitable or more costly to operate than we had planned.

Our success depends in part on our ability to update and expand the content of existing programs and develop new programs in a cost-effective manner and on a timely basis.

        Prospective employers of our graduates increasingly demand that their entry-level employees possess appropriate technological skills. These skills are becoming more sophisticated in line with technological advancements in the automotive, diesel, IT, skilled trades and healthcare industries. Accordingly, educational programs at our schools must keep pace with those technological advancements. The expansion of our existing programs and the development of new programs may not be accepted by our students, prospective employers or the technical education market. Even if we are able to develop acceptable new programs, we may not be able to introduce these new programs as quickly as our competitors or as quickly as employers demand. If we are unable to adequately respond to changes in market requirements due to financial constraints, unusually rapid technological changes or other factors, our ability to attract and retain students could be impaired, our placement rates could suffer and our revenues could be adversely affected.

        In addition, if we are unable to adequately anticipate the requirements of the employers we serve, we may offer programs that do not teach skills useful to prospective employers or students seeking a technical or career-oriented education which could affect our placement rates and our ability to attract and retain students, causing our revenues to be adversely affected.

We may not be able to retain our key personnel or hire and retain the personnel we need to sustain and grow our business.

        Our success has depended, and will continue to depend, largely on the skills, efforts and motivation of our executive officers who generally have significant experience within the post-secondary education industry. Our success also depends in large part upon our ability to attract and retain highly qualified faculty, school directors, administrators and corporate management. Due to the nature of our business, we face significant competition in the attraction and retention of personnel who possess the skill sets that we seek. In addition, key personnel may leave us and subsequently compete against us. Furthermore, we do not currently carry "key man" life insurance on any of our employees. The loss of the services of any of our key personnel, or our failure to attract and retain other qualified and experienced personnel on acceptable terms, could have an adverse effect on our ability to operate our business efficiently and to execute our growth strategy.

If we are unable to hire, retain and continue to develop and train our employees responsible for student recruitment, the effectiveness of our student recruiting efforts would be adversely affected.

        In order to support revenue growth, we need to hire new employees dedicated to student recruitment and retain and continue to develop and train our current student recruitment personnel. Our ability to develop a strong student recruiting team may be affected by a number of factors, including our ability to integrate and motivate our student recruiters; our ability to effectively train our student recruiters; the length of time it takes new student recruiters to become productive; regulatory restrictions on the method of compensating student recruiters; the competition in hiring and retaining student recruiters; and our ability to effectively manage a multi-location educational organization. If we are unable to hire, develop or retain our student recruiters, the effectiveness of our student recruiting efforts would be adversely affected.

Competition could decrease our market share and cause us to lower our tuition rates.

        The post-secondary education market is highly competitive. Our schools compete for students and faculty with traditional public and private two-year and four-year colleges and universities and other proprietary schools, many of which have greater financial resources than we do. Some traditional public and private colleges and universities, as well as other private career-oriented schools, offer programs that may be perceived by students to be similar to ours. Most public institutions are able to charge lower tuition than our schools, due in part to government subsidies and other financial resources not available to for-profit schools. Some of our competitors also have substantially greater financial and other resources than we have which may, among other things, allow our competitors to secure strategic relationships with some or all of our existing strategic partners or develop other high profile strategic relationships or devote more resources to expanding their programs and their school network, all of which could affect the success of our marketing programs. In addition, some of our competitors already have a more extended or dense network of schools and campuses than we do, enabling them to recruit students more effectively from a wider geographic area. If we are unable to compete effectively with these institutions for students, our student enrollments and revenues will be adversely affected.

        We may be required to reduce tuition or increase spending in response to competition in order to retain or attract students or pursue new market opportunities. As a result, our market share, revenues and operating margin may be decreased. We cannot be sure that we will be able to compete successfully against current or future competitors or that the competitive pressures we face will not adversely affect our revenues and profitability.

Our financial performance depends in part on our ability to continue to develop awareness and acceptance of our programs among high school graduates and working adults looking to return to school.

        The awareness of our programs among high school graduates and working adults looking to return to school is critical to the continued acceptance and growth of our programs. Our inability to continue to develop awareness of our programs could reduce our enrollments and impair our ability to increase our revenues or maintain profitability. The following are some of the factors that could prevent us from successfully marketing our programs:

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  student dissatisfaction with our programs and services;

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  diminished access to high school student populations;

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  our failure to maintain or expand our brand or other factors related to our marketing or advertising practices; and

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  our inability to maintain relationships with automotive, diesel, healthcare, skilled trades and IT manufacturers and suppliers.

If students fail to pay their outstanding balances, our profitability will be adversely affected.

        We offer a variety of payment plans to help students pay the portion of their education expense not covered by financial aid programs. These balances are unsecured and not guaranteed. Although we have reserved for estimated losses related to unpaid student balances, losses in excess of the amounts we have reserved for bad debts will result in a reduction in our profitability.

An increase in interest rates could adversely affect our ability to attract and retain students.

        Interest rates have reached historical lows in recent years, creating a favorable borrowing environment for our students. Much of the financing our students receive is tied to floating interest rates. Therefore, any future increase in interest rates will result in a corresponding increase in the cost to our existing and prospective students of financing their education, which could result in a reduction in our student population and revenues. Higher interest rates could also contribute to higher default rates with respect to our students' repayment of their education loans. Higher default rates may in turn adversely impact our eligibility for Title IV Program participation, which could result in a reduction in our student population.

Seasonal and other fluctuations in our results of operations could adversely affect the trading price of our common stock.

        Our results of operations fluctuate as a result of seasonal variations in our business, principally due to changes in total student population. Student population varies as a result of new student enrollments, graduations and student attrition. Historically, our schools have had lower student populations in our first and second quarters than in the remainder of the year because fewer new students start during the summer months. Our expenses, however, do not generally vary at the same rate as changes in our student population and revenues and, as a result, do not fluctuate significantly on a quarterly basis. We expect quarterly fluctuations in results of operations to continue as a result of seasonal enrollment patterns. Such patterns may change, however, as a result of acquisitions, new school openings, new program introductions and increased enrollments of adult students. These fluctuations may result in volatility or have an adverse effect on the market price of our common stock.

We cannot predict our future capital needs, and if we are unable to secure additional financing when needed, our operations and revenues would be adversely affected

        We may need to raise additional capital in the future to fund our operations, expand our markets and program offerings or respond to competitive pressures or perceived opportunities. We cannot be sure that additional financing will be available to us on favorable terms, or at all. If adequate funds are not available when required or on acceptable terms, we may be forced to cease our operations and, even if we are able to continue our operations, our ability to increase student enrollments and revenues would be adversely affected.

Our schools' failure to comply with environmental laws and regulations governing our activities could result in financial penalties and other costs which could adversely impact our results of operations.

        We use hazardous materials at some of our schools and generate small quantities of waste, such as used oil, antifreeze, paint and car batteries. As a result, our schools are subject to a variety of environmental laws and regulations governing, among other things, the use, storage and disposal of solid and hazardous substances and waste, and the clean-up of contamination at our facilities or off-site locations to which we send or have sent waste for disposal. In the event we do not maintain compliance with any of these laws and regulations, or are responsible for a spill or release of hazardous materials, we could incur significant costs for clean-up, damages, and fines or penalties which could adversely impact our results of operations.

Approximately 35% of our schools are concentrated in the states of New Jersey and Pennsylvania and a change in the general economic or regulatory conditions in these states could increase our costs and have an adverse effect on our revenues.

        As of December 31, 2004, we operated 28 schools in 14 states. Ten of those schools are located in the states of New Jersey and Pennsylvania. As a result of this geographic concentration, any material change in general economic conditions in New Jersey or Pennsylvania could reduce our student enrollment in our schools located in these states and thereby reduce our revenues. In addition, the legislatures in the state of New Jersey or Pennsylvania could change the law in those states or adopt regulations regarding private, for-profit post-secondary coeducation institutions which could place additional burdens on us. If we were unable to comply with any such new legislation, we could be prohibited from operating in those jurisdictions which could reduce our revenues.

The number of lenders and financial institutions that make federally guaranteed student loans and that guarantee Title IV loans is relatively small. The loss of any of these lenders or guarantors could cause a material adverse effect on our revenues.

        In 2004, six lenders provided funding to more than 91% of the students at the schools we owned. While we believe that other lenders would be willing to make federally guaranteed student loans to our students if loans were no longer available from our current lenders, we cannot assure you that there are other lenders who would make federally guaranteed loans to our students. If such alternative lenders were not forthcoming, our enrollment and our results of operations could be materially and adversely affected.

        In addition, the primary guarantors for the Title IV loans of our students are USA Group, a subsidiary of Sallie Mae, and New Jersey Higher Education Assistance Authority, an independent agency of the State of New Jersey. These two agencies currently guarantee 91% of all federally guaranteed student loans made to students enrolled at our schools. There are six other guaranty agencies that guarantee student loans made to students enrolled at our schools. We believe that other guaranty agencies would be willing to guarantee loans to our students if any of these guarantee agencies ceased guaranteeing those loans or reduced the volume of loans they guarantee; however, if we cannot find other guarantors, our enrollment and our revenues could be materially and adversely affected.

Risks Related to the Offering

The price of our common stock may be volatile and you could lose all or part of your investment.

        Volatility in the market price of our common stock may prevent you from being able to sell your shares at or above the price you paid for your shares. The market price of our common stock could fluctuate significantly for various reasons which include:

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  our quarterly or annual earnings or those of other companies in our industry;

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  the public's reaction to our press releases, our other public announcements and our filings with the SEC;

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  changes in earnings estimates or recommendations by research analysts who track our common stock or the stocks of other companies in our industry;

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  new laws or regulations or new interpretations of laws or regulations applicable to our business;

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  changes in accounting standards, policies, guidance, interpretations or principles;

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  changes in general conditions in the United States and global economies or financial markets, including those resulting from war, incidents of terrorism or responses to such events; and

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  sales of common stock by our directors and executive officers.

        In addition, in recent years, the stock market has experienced extreme price and volume fluctuations. This volatility has had a significant impact on the market price of securities issued by many companies, including companies in our industry. The price of our common stock could fluctuate based upon factors that have little or nothing to do with our company, and these fluctuations could materially reduce our stock price.

        In the past, following periods of market volatility in the price of a company's securities, security holders have often instituted class action litigation. If the market value of our common stock experiences adverse fluctuations and we become involved in this type of litigation, regardless of the outcome, we could incur substantial legal costs and our management's attention could be diverted from the operation of our business, causing our business to suffer.

There is no existing market for our common stock and we do not know if one will develop to provide you with adequate liquidity.

        Prior to this offering, there has not been a public market for our common stock. An active market for our common stock may not develop following the completion of this offering, or if developed, may not be maintained. If an active trading market does not develop, you may have difficulty selling any of our common stock that you buy. The initial public offering price for the shares will be determined by negotiations between us and the representative of the underwriters and may not be indicative of prices that will prevail in the open market following this offering. Consequently, you may not be able to sell shares of our common stock at prices equal to or greater than the price paid by you in this offering.

Future sales of our common stock, including shares purchased in this offering, in the public market could lower our stock price.

        Sales of substantial amounts of our common stock in the public market following this offering by our existing stockholders, upon the exercise of outstanding stock options or by persons who acquire shares in this offering may adversely affect the market price of our common stock. Such sales could also create public perception of difficulties or problems with our business. These sales might also make it more difficult for us to sell securities in the future at a time and price that we deem necessary or appropriate.

        Upon the completion of this offering, we will have outstanding            shares of common stock, assuming no exercise of the underwriters' overallotment option and no exercise of outstanding options after December 31, 2004, of which:

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  all of the            shares we are selling in this offering may be resold in the public market immediately after this offering, other than shares purchased by our affiliates; and

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                   shares will be "restricted securities" as defined in Rule 144 under the Securities Act eligible for sale in the public market pursuant to the provisions of Rule 144, of which shares are subject to lock-up agreements and will become available for resale in the public market beginning 180 days after the date of this prospectus.

        With limited exceptions, these lock-up agreements prohibit a stockholder from selling, contracting to sell or otherwise disposing of any common stock or securities that are convertible or exchangeable for common stock for 180 days from the date of this prospectus, although Merrill Lynch may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to these lock-up agreements. Merrill Lynch has advised us that it has no present intent or arrangement to release any shares subject to a lock-up, and will consider the release of any lock-up on a case-by-case basis. Upon a request to release any shares subject to a lock-up, Merrill Lynch would consider the particular circumstances surrounding the request, including, but not limited to, the length of time before the lock-up expires, the number of shares requested to be released, reasons for the request, the possible impact on the market or our common stock and whether the holder of our shares requesting the release is an officer, director or other affiliate of ours. As a result of these lock-up agreements, notwithstanding earlier eligibility for sale under the provisions of Rule 144, none of these shares may be sold until at least 180 days after the date of this prospectus. A total of                        shares of common stock are subject to the lock-up agreements.

        We have reserved up to 5% of the shares to be sold in this offering for sale to certain of our current stockholders, and to certain of our business associates and related persons. If any of our current stockholders or certain option holders subject to lock-up agreements purchase these reserved shares, the shares will be restricted from sale under the lock-up agreements. If any of these shares are purchased by persons who are not current stockholders, such shares will not be subject to lock-up agreements.

        As restrictions on resale end, our stock price could drop significantly if the holders of these restricted shares sell them or are perceived by the market as intending to sell them. These sales might also make it more difficult for us to sell securities in the future at a time and at a price that we deem appropriate.

Anti-takeover provisions in our certificate of incorporation, our bylaws and New Jersey law could discourage a change of control that our stockholders may favor, which could negatively affect our stock price.

        Provisions in our certificate of incorporation and our bylaws and applicable provisions of the New Jersey Business Corporation Act may make it more difficult and expensive for a third party to acquire control of us even if a change of control would be beneficial to the interests of our stockholders. These provisions could discourage potential takeover attempts and could adversely affect the market price of our common stock. For example, applicable provisions of the New Jersey Business Corporation Act may discourage, delay or prevent a change in control by prohibiting us from engaging in a business combination with an interested stockholder for a period of five years after the person becomes an interested stockholder. Furthermore, we expect that our amended and restated certificate of incorporation and amended and restated bylaws, which will be in effect at the time this offering is consummated, will:

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  authorize the issuance of blank check preferred stock that could be issued by our board of directors to thwart a takeover attempt;

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  prohibit cumulative voting in the election of directors, which would otherwise allow holders of less than a majority of stock to elect some directors;

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  require super-majority voting to effect amendments to certain provisions of our certificate of incorporation;

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  limit who may call special meetings of both the board of directors and stockholders;

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  prohibit stockholder action by non-unanimous written consent and otherwise require all stockholder actions to be taken at a meeting of the stockholders;

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  establish advance notice requirements for nominating candidates for election to the board of directors or for proposing matters that can be acted upon by stockholders at stockholders' meetings; and

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  require that vacancies on the board of directors, including newly created directorships, be filled only by a majority vote of directors then in office.

We can issue shares of preferred stock without shareholder approval, which could adversely affect the rights of common stockholders.

        Our certificate of incorporation permits us to establish the rights, privileges, preferences and restrictions, including voting rights, of future series of our preferred stock and to issue such stock without approval from our stockholders. The rights of holders of our common stock may suffer as a result of the rights granted to holders of preferred stock that may be issued in the future. In addition, we could issue preferred stock to prevent a change in control of our company, depriving common stockholders of an opportunity to sell their stock at a price in excess of the prevailing market price.

Our principal stockholder will continue to own a large percentage of our voting stock after this offering, which will allow it to control substantially all matters requiring shareholder approval.

        Immediately after this offering, Stonington, our principal stockholder, will directly or indirectly hold approximately        % of our outstanding shares. Accordingly, it will control us through its ability to determine the outcome of the election of our directors, to amend our certificate of incorporation and bylaws and to take other actions requiring the vote or consent of stockholders, including mergers, going private transactions and other extraordinary transactions, and the terms of any of these transactions. The ownership positions of this stockholder may have the effect of delaying, deterring or preventing a change in control or a change in the composition of our board of directors. In addition, two members of our board of directors are partners of Stonington. As a result, Stonington has an added ability to influence certain matters, such as determining compensation of our executive officers.

We will have broad discretion in applying a portion of the net proceeds of the offering and may not use those proceeds in ways that will enhance our market value.

        Our management has broad discretion over the use of the portion of the proceeds that we receive from this offering. If we do not apply these funds effectively, we may lose significant business opportunities. Furthermore, our stock price could decline if the market does not view our use of the proceeds from the offering favorably.

You will suffer immediate and substantial dilution.

        The initial public offering price per share is substantially higher than the pro forma net tangible book value per share immediately after the offering. As a result, you will pay a price per share that substantially exceeds the book value of our assets after subtracting our liabilities. At the offering price of $            per share, you will incur immediate and substantial dilution in the amount of $            per share. We also have outstanding stock options to purchase shares of our common stock at a weighted average exercise price of $5.92 per share. To the extent these options are exercised, there will be further dilution.

FORWARD-LOOKING STATEMENTS

        This prospectus contains "forward-looking statements," which include information relating to future events, future financial performance, strategies, expectations, competitive environment, regulation and availability of resources. These forward-looking statements include, without limitation, statements regarding: proposed new programs; expectations that regulatory developments or other matters will not have a material adverse effect on our consolidated financial position, results of operations or liquidity; statements concerning projections, predictions, expectations, estimates or forecasts as to our business, financial and operating results and future economic performance; and statements of management's goals and objectives and other similar expressions concerning matters that are not historical facts. Words such as "may," "should," "could," "would," "predicts," "potential," "continue," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," and similar expressions, as well as statements in future tense, identify forward-looking statements.

        Forward-looking statements should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of the times at, or by, which such performance or results will be achieved. Forward-looking statements are based on information available at the time those statements are made and/or management's good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Important factors that could cause such differences include, but are not limited to:

  •
  actual or anticipated fluctuations in our results of operations;

  •
  our failure to comply with the extensive regulatory framework applicable to our industry;

  •
  our success in updating and expanding the content of existing programs and developing new programs in a cost-effective manner or on a timely basis;

  •
  risks associated with the opening of new campuses;

  •
  risks associated with integration of acquired schools, including New England Technical Institute;

  •
  industry competition;

  •
  our ability to continue to execute our growth strategies;

  •
  conditions and trends in our industry;

  •
  general and economic conditions; and

  •
  other factors discussed under the headings "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and "Regulatory Environment."

        Forward-looking statements speak only as of the date the statements are made. You should not put undue reliance on any forward-looking statements. We assume no obligation to update forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting forward-looking information, except to the extent required by applicable securities laws.

USE OF PROCEEDS

        The proceeds from the sale of the            shares of common stock offered by us will be approximately $             million, based on an estimated initial public offering price of $                  per share (the mid-point of the range set forth on the cover page of this prospectus), after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any proceeds from the sale of the shares to be sold by the selling stockholders.

        The primary purposes of the offering are to create a public market for our common stock, obtain additional capital and repay outstanding indebtedness under our new credit agreement which we entered into with a syndicate of banks on February 15, 2005 with a five year term. We expect to use $31 million of the net proceeds of this offering to repay all amounts outstanding under our new credit agreement. We expect to use the balance of the net proceeds from this offering, including any net proceeds we receive if the underwriters elect to exercise their overallotment option, for working capital and general corporate purposes, which may include the expansion of existing facilities, strategic acquisitions and the development and introduction of new programs. Any amounts repaid under our new credit agreement may be reborrowed at any time. As of December 31, 2004, we had outstanding borrowings of $35.8 million and $4.0 million in letters of credit under our previous credit agreement. As of April 30, 2005, we had outstanding borrowings of $31.0 million and $4.3 million of outstanding letters of credit under our new credit agreement. We paid interest on the amounts outstanding under our new credit agreement at an adjusted LIBOR rate, as defined in the new credit agreement, of 4.07% as of April 30, 2005. Amounts under the new credit agreement were primarily borrowed for working capital and general corporate purposes, as well as to repay amounts outstanding under our previous credit agreement, primarily borrowed in connection with our acquisition of Southwestern College, and New England Technical Institute. See "Description of Credit Agreement." Management will have broad discretion in the allocation of the net proceeds of this offering.

        The amounts actually expended for each purpose and the timing of such expenditures will depend on a number of factors, including our realization of the different elements of our growth strategy and the amount of cash generated by our operations. Pending their use as described above, the proceeds of the offering will be invested in short-term, interest-bearing securities.

        An affiliate of Harris Nesbitt Corp. is the administrative agent and a lender under our new credit agreement and Fleet National Bank, an affiliate of Banc of America Securities LLC, is also a lender under our new credit agreement, and will receive a portion of the net proceeds of this offering when we repay the amounts outstanding under the new credit agreement. See "Underwriting—Other Relationships."

DIVIDEND POLICY

        We have never declared or paid dividends on our common stock. Following consummation of this offering, we do not anticipate declaring or paying any dividends on our common stock in the foreseeable future. Instead, we currently anticipate that we will retain all of our future earnings, if any, to fund the operation and expansion of our business and to use as working capital and for other general corporate purposes. Our board of directors will determine whether to pay dividends in the future based on conditions then existing, including our earnings, financial condition and capital requirements, the availability of third-party financing and the financial responsibility standards prescribed by the DOE, as well as any economic and other conditions that our board of directors may deem relevant. In addition, our ability to declare and pay dividends is subject to certain restrictions under our new credit agreement.

CAPITALIZATION

        The following table sets forth our cash and cash equivalents and our capitalization as of December 31, 2004:

  •
  on an actual basis;

  •
  on a pro forma basis, giving effect to our acquisition of New England Technical Institute as if this acquisition had occurred on December 31, 2004; and

  •
  on a pro forma as adjusted basis, giving further effect to the sale of            shares of our common stock in this offering (at an estimated initial public offering price of $                  per share, the mid-point of the range set forth on the cover of this prospectus) and the application of the proceeds of the sale as discussed under "Use of Proceeds."

        You should read this table together with the "Use of Proceeds," "Unaudited Pro Forma Financial Information," "Selected Financial Information," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Description of Capital Stock" and our consolidated financial statements, along with the notes thereto, included elsewhere in this prospectus.

	As of December 31, 2004
	Actual	Pro Forma	Pro Forma As Adjusted
	(dollars in thousands)
Cash and cash equivalents	$41,445	$23,188	$

Debt:
Credit agreement(1)	35,750 (2)	35,750
Finance obligation	9,672	9,672
Capital leases—computers	1,294	1,294
Automobile loans	113	113

Total debt	46,829	46,829

Stockholders' equity:
Common stock, no par value per share, 50,000,000 shares authorized (actual, pro forma and pro forma as adjusted); 21,698,785 shares issued and outstanding (actual and pro forma); shares issued and outstanding (pro forma as adjusted)	62,385	62,385
Additional paid-in capital	3,359	3,359
Accumulated deficit	(7,477)	(7,477)
Less loan receivable from stockholders(3)	(181)	(181)

Total stockholders' equity	58,086	58,086

Total capitalization	$104,915	$104,915	$

(1)
On February 15, 2005, we entered into a $100 million revolving credit agreement (including amounts available for letters of credit up to an aggregate of $20 million) with a syndicate of banks. Amounts repaid under our new credit agreement may be reborrowed at any time until expiration of our new credit agreement in February 2010. Amounts outstanding under our new credit agreement as of April 30, 2005 were $31.0 million and letters of credit outstanding were $4.3 million. See "Description of Credit Agreement" for a description of the new credit agreement.

(2)
Represents amounts outstanding under our previous credit agreement.

(3)
On January 1, 2002, certain of our executive officers issued personal recourse secured promissory notes in connection with their purchase of shares of our common stock. Approximately $251,000 of this amount had been repaid as of December 31, 2004. As of March 24, 2005, all amounts outstanding under these loans have been repaid.

DILUTION

        If you invest in our common stock, your interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma net tangible book value per share of our common stock after the offering. Dilution results from the fact that the per share offering price of the common stock is substantially in excess of the book value per share attributable to the existing stockholders for the presently outstanding stock. Our net tangible book value at December 31, 2004 was $58.1 million, or $2.52 per share of common stock. Our pro forma net tangible book value at December 31, 2004, after giving effect to the New England Technical Institute acquisition was $58.1 million, or $2.52 per share of common stock. After giving effect to our sale of            shares of common stock offered by this prospectus at an estimated initial public offering price of $            per share (the mid-point of the range set forth on the cover of this prospectus) and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma net tangible book value as of December 31, 2004 would have been $             million, or $                  per share. This represents an immediate increase in pro forma net tangible book value of $            per share to existing stockholders and an immediate dilution of $            per share to investors purchasing common stock in the offering. The following table illustrates this per share dilution:

Assumed initial public offering price per share of common stock	$
Net tangible book value per share of common stock at December 31, 2004		2.52
Pro forma net tangible book value per share of common stock at December 31, 2004		2.52
Increase in pro forma net tangible book value per share of common stock attributable to this offering
Pro forma net tangible book value per share of common stock after this offering

Dilution per share of common stock to new investors	$

        The following table summarizes, on a pro forma basis as of December 31, 2004, the differences between existing stockholders and the new investors with respect to the number of shares of common stock purchased from us, the total consideration paid and the average price per share paid before deducting the underwriting discounts and commissions and our estimated offering expenses.

	Shares Purchased		Total Consideration
Average Price Per Share
	Number	Percent	Amount	Percent
(dollars in thousands, except per share amount)
Existing holders of capital stock			$		$
Investors purchasing common stock in the offering			$		$

Total		100%		$100%	$

        The discussion and tables above assume no exercise of outstanding stock options after December 31, 2004. As of the consummation of this offering, we expect to have options outstanding to purchase a total of 2,022,495 shares of common stock, with a weighted average exercise price of $5.92 per share. To the extent that any of these options are exercised, there will be further dilution to new investors. See "Description of Capital Stock" and Note 10 of the notes to our consolidated financial statements appearing elsewhere in this prospectus. Assuming all of these options were exercisable and were exercised upon consummation of this offering, total dilution per share of common stock to new investors would increase from $            to $            .

        If the underwriters' overallotment option is exercised in full:

  •
  the percentage of our shares of common stock held by our existing holders of capital stock will decrease to            shares, or approximately    % of the total number of shares of common stock outstanding after this offering;

  •
  the number of shares of common stock held by investors purchasing common stock in this offering will increase to            shares, or approximately        % of the total number of shares of common stock outstanding after this offering; and

  •
  total dilution per share of common stock to new investors will increase from $            to $            .

UNAUDITED PRO FORMA FINANCIAL INFORMATION

        The following unaudited pro forma financial information for the year ended December 31, 2004 is derived from (1) our historical consolidated financial statements (included elsewhere in this prospectus), (2) the historical financial statements of Southwestern College, or Southwestern, for the period from January 1, 2004 until our acquisition of Southwestern on January 23, 2004 (not included in this prospectus), and (3) the historical financial statements of New England Technical Institute, or NETI, for the year ended and as of December 31, 2004 (not included in this prospectus). Separate balance sheet data for Southwestern is not presented because such data is already reflected in our historical consolidated balance sheet as of December 31, 2004. The unaudited pro forma financial statements should be read in conjunction with our audited consolidated financial statements and related notes thereto, included elsewhere in this prospectus.

        The unaudited pro forma statement of operations data for the year ended December 31, 2004 give effect to the acquisitions of Southwestern and NETI as if each had occurred on January 1, 2004. The unaudited pro forma balance sheet data for year ended December 31, 2004 give effect to the acquisition of NETI as if it had occurred on December 31, 2004. We accounted for the acquisitions of Southwestern and NETI under the purchase method of accounting. The unaudited pro forma financial statements presented below do not reflect any anticipated operating efficiencies or cost savings from the integration of Southwestern or NETI into our business. The unaudited pro forma as adjusted balance sheet data give effect to the NETI acquisition and give further effect to the sale of shares of our common stock in this offering at an estimated initial public offering price of $            per share (the mid-point of the range set forth on the cover of this prospectus) and the application of the proceeds as discussed under "Use of Proceeds."

        The unaudited pro forma consolidated financial statements reflect pro forma adjustments that are described in the accompanying notes and are based on available information and certain assumptions we believe are reasonable, but are subject to change. We have made, in our opinion, all adjustments that are necessary to present fairly the pro forma information. The unaudited consolidated pro forma financial statements do not purport to represent what our actual results of operations or financial position would have been if the acquisition and related transactions described above had occurred on such dates or to project our results of operations or financial position for any future period.

	For the Year Ended December 31, 2004
	Historical	South- western(1)	NETI(2)	Adjustments(3)		Pro Forma
	(dollars in thousands, except per share data)
Statement of Operations Data:
Revenues	$261,275	$4	$14,944			$276,223
Costs and expenses:
Educational services and facilities	104,843	68	7,870	423	(a)	113,204
Selling, general and administrative(4)	130,941	111	5,085	433	(b)	136,570
Loss on sale of assets	368	—		—		368

Total costs and expenses	236,152	179	12,955	(856)		250,142

Operating income	25,123	(175)	1,989	(856)		26,081
Interest income	104	1	28			133
Interest expense	(3,007)	0	(38)	(1,151	)(c)(d)	(4,196)

Income (loss) before income taxes	22,220	(174)	1,979	(2,007)		22,018
Provision (benefit) for income taxes	9,242	—	0	(84	)(e)(f)	9,158

Net income (loss)	$12,978	$(174)	$1,979	$(1,923)		$12,860
Income (loss) from continuing operations per share:
Basic	$0.60	$(0.01)	$0.09	$(0.09)		$0.59
Diluted	0.56	(0.01)	0.09	(0.08)		0.56
Weighted average shares:
Basic	21,676	—	—	—		21,676
Diluted	23,095	—	—	—		23,095
Other Data:
Capital expenditures	$23,813	—	—	—		$23,813
Number of campuses	28		4	—		32
Average student population	16,266	—	—	—		17,362

	As of December 31, 2004
	Historical	South- western(1)	NETI(2)	Adjustments(3)		Pro Forma	The Offering	Pro Forma As Adjusted
	(dollars in thousands)
Balance Sheet Data (at end of period):
Cash and cash equivalents	$41,445	—	$376	$(18,633	)(g)	$23,188	$	$
Working capital (deficit)(5)	4,570	—	(1,869)	(19,885	)(h)	(16,184)
Total assets	162,729	—	9,753	82	(i)	172,564
Total debt(6)	46,829	—	—	—		46,829
Total shareholders' equity	58,086	—	(830)	(170	)(j)	58,086

(Footnotes on following page)

(1)
Data for the period from January 1, 2004 to January 23, 2004 includes certain reclassifications to conform to our historical presentation.

(2)
Historical data for the year ended December 31, 2004 includes certain reclassifications to conform to our presentation.

(3)
Represents adjustments to reflect the following:

(a)
Represents $0.023 million in the remaining amortization of $0.3 million in fair market value of student contracts acquired in connection with the Southwestern acquisition on January 23, 2004 and the amortization of $0.4 million representing the preliminary allocation of fair market value of student contracts and other identified intangible assets acquired in connection with the NETI acquisition on January 11, 2005.

(b)
Represents the current amortization of $1.3 million, which represents the preliminary allocation of fair market value of a non-compete agreement acquired in connection with the NETI acquisition on January 11, 2005. The non-compete agreement is being amortized over a period of three years.

(c)
Represents pro rata interest expense for a period of 23 days on $14.5 million of borrowings under our previous credit agreement to finance the acquisition of Southwestern (assuming those borrowings were outstanding as of January 1, 2004 at an average annual rate of 5.50%).

(d)
Represents interest expense on $20.0 million of borrowings under our previous credit agreement to finance the acquisition of NETI (assuming those borrowings were outstanding as of January 1, 2004 at an average annual rate of 5.50%).

(e)
Represents the tax effects of presenting Southwestern as a taxpayer giving effect to the historical income statement for the period indicated as well as the pro forma income statement adjustments at an effective tax rate of 39%. Prior to our acquisition, Southwestern was an S-Corporation and therefore did not pay income taxes.

(f)
Represents the tax effects of presenting NETI as a taxpayer giving effect to the historical income statement for the period indicated as well as the pro forma income statement adjustments at an effective tax rate of 39%. Prior to our acquisition, NETI was an S-Corporation and therefore did not pay income taxes.

(g)
Represents the cash payments made to the former owners of NETI at closing. $1.0 million had previously been paid on deposit.

(h)
Reflects the cash purchase for the NETI acquisition, including the release of the $1.0 million cash deposit and $0.25 million of costs of the NETI acquisition not reflected in the cash purchase price.

(i)
Represents the net impact of the purchase accounting adjustments.

(j)
Represents the elimination of NETI's shareholder's equity after giving effect to the purchase accounting adjustments.

(4)
Selling, general and administrative expenses includes (a) a $2.1 million charge for the year ended December 31, 2004 to give effect to the one-time write-off of deferred offering costs, (b) compensation costs of approximately $1.8 million for the year ended December 31, 2004 related to the adoption of SFAS No. 123, "Accounting for Stock Based Compensation" and (c) a $0.7 million one-time non cash charge for the year ended December 31, 2004 related to the timing of rent expense for our schools during the period of construction of leasehold improvements and to align the depreciation lives of our leasehold improvements to the terms of our noncancellable leases, including renewal options.

(5)
Working capital (deficit) is defined as current assets less current liabilities.

(6)
Total debt consists of long-term debt including current portion, capital leases, auto loans and a finance obligation of $9.7 million for each of the years in the three-year period ended December 31, 2004 incurred in connection with a sale-leaseback transaction as further described in Note 9 to the consolidated financial statements included elsewhere in this prospectus.

SELECTED FINANCIAL INFORMATION

        The following table sets forth our selected historical consolidated financial and operating data as of the dates and for the periods indicated. You should read these data together with "Unaudited Pro Forma Financial Information," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the notes thereto included elsewhere in this prospectus. The selected historical consolidated statement of operations data for each of the years in the three-year period ended December 31, 2004 and the historical consolidated balance sheet data as of December 31, 2003 and 2004 have been derived from our audited consolidated financial statements which are included elsewhere in this prospectus. The selected historical consolidated statements of operations data for the fiscal years ended December 31, 2000 and 2001 and historical consolidated balance sheet data as of December 31, 2000, 2001 and 2002 have been derived from our consolidated financial information not included in this prospectus. Our historical results are not necessarily indicative of our future results.

	Year Ended December 31,
	2000	2001	2002	2003	2004
	(dollars and shares in thousands, except per share amounts)
Statement of Operations Data:
Revenues	$81,541	$105,738	$139,201	$198,881	$261,275
Costs and expenses:
Educational services and facilities	37,193	52,952	66,580	85,201	104,843
Selling, general and administrative(1)	42,346	59,019	71,753	97,714	130,941
(Gain) loss on sale of assets	—	—	(1,082)	(22)	368

Total costs and expenses	79,539	111,971	137,251	182,893	236,152

Operating income (loss)	2,002	(6,233)	1,950	15,988	25,123
Gain on sale of securities	—	—	—	211	—
Interest income	772	310	212	133	104
Interest expense	(479)	(1,664)	(2,937)	(2,758)	(3,007)

Income (loss) before income taxes	2,295	(7,587)	(775)	13,574	22,220
Provision (benefit) for income taxes	1,000	(2,942)	(101)	5,355	9,242

Net (loss) income	$1,295	$(4,645)	$(674)	$8,219	$12,978

Income (loss) share:
Basic	$0.08	$(0.22)	$(0.03)	$0.38	$0.60
Diluted	0.08	(0.22)	(0.03)	0.37	0.56
Weighted average shares:
Basic	15,987	21,355	21,662	21,667	21,676
Diluted	15,987	21,355	21,662	22,364	23,095
Other Data:
Capital expenditures	$2,183	$7,322	$3,598	$13,154	$23,813
Depreciation and amortization	3,249	5,474	7,201	9,879	10,749
Number of campuses	13	23	23	23	28
Average student population	5,799	7,203	9,155	12,487	16,266
Balance Sheet Data:
Cash and cash equivalents	$24,952	$7,400	$11,079	$48,965	$41,445
Working capital (deficit)(2)	9,673	(12,710)	(11,287)	13,402	4,570
Total assets	62,918	89,119	92,562	139,355	162,729
Total debt(3)	2,705	26,596	22,682	43,060	46,829
Total shareholders' equity	36,800	34,096	33,905	42,924	58,086

(Footnotes on following page)

(1)
Selling, general and administrative expenses includes (a) a $2.1 million charge for the year ended December 31, 2004 to give effect to the one-time write-off of deferred offering costs, (b) compensation costs of approximately $0.5 million, $0.8 million and $1.8 million for the years ended December 31, 2002, 2003 and 2004, respectively, related to the adoption of SFAS No. 123, "Accounting for Stock Based Compensation" and (c) a $0.7 million one-time non cash charge for the year ended December 31, 2004 related to the timing of rent expense for our schools during the period of construction of leasehold improvements and to align the depreciation lives of our leasehold improvements to the terms of our noncancellable leases, including renewal options.

(2)
Working capital (deficit) is defined as current assets less current liabilities.

(3)
Total debt consists of long-term debt including current portion, capital leases, auto loans and a finance obligation of $9.7 million for each of the years in the four-year period ended December 31, 2004 incurred in connection with a sale-leaseback transaction as further described in Note 9 to the consolidated financial statements included elsewhere in this prospectus.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

        We are a leading and diversified for-profit provider of career-oriented post-secondary education. We offer recent high school graduates and working adults degree and diploma programs in four areas of study: automotive technology, allied health, skilled trades and business and information technology. As of December 31, 2004, we enrolled 16,664 students at our 28 campuses across 14 states. On January 11, 2005 we purchased NETI, expanding our presence to 32 campuses across 15 states. Our campuses primarily attract students from their local communities and surrounding areas, although our four destination schools attract students from across the United States, and in some cases, from abroad.

        We have experienced significant growth in recent years both organically and through acquisitions. Our organic growth has been achieved by increasing the breadth of our program offerings, increasing our marketing efforts, expanding existing facilities and starting new schools. In 2001, we acquired eight schools that we consider start-ups because they had no students or faculty at the time of acquisition. We initially opened these schools with only IT programs, but as a result of the decrease in demand for IT programs, we began adding allied health programs in the third quarter of 2002. While our profitability on a consolidated basis was negatively impacted by the start up of these schools in 2002, these start-up schools reached breakeven profitability in the fourth quarter of 2003 and as a group contributed $31.6 million and $42.8 million of revenues in 2003 and 2004, respectively. As we continue to grow the student population in these schools, we expect the profitability of these schools to continue to improve.

        From 1999 through December 31, 2004, we obtained nine additional schools through our acquisitions of Denver Automotive & Diesel College, or DADC, in 2000 (one school), Career Education Institute, or CEI, in 2001 (two schools), Nashville Auto-Diesel College, or NADC, in 2003 (one school) and Southwestern in 2004 (five schools). In addition, on January 11, 2005, we acquired the rights, title and interest in the assets used in the conduct and operation of NETI for a purchase price of approximately $20.0 million. NETI operates four schools in New Britain, Hamden, Shelton and Cromwell, Connecticut. Our campuses, a majority of which serve major metropolitan markets, are located throughout the United States. Four of our campuses are destination schools, which attract students from across the United States and, in some cases, from abroad. Our other campuses primarily attract students from their local communities and surrounding areas. All of our schools are nationally accredited and eligible to participate in federal financial aid programs. Southwestern received an executed provisional program participation agreement from the DOE. NETI has received an executed temporary provisional program participation agreement from the DOE.

        In evaluating potential acquisitions, we seek to identify schools with the potential for program replication at our existing campuses, new areas of study, new markets with attractive growth opportunities and advanced degree programs. In many cases, these schools are under-managed and under-capitalized. We have historically been successful in integrating and growing acquired schools by leveraging our sales and marketing expertise, business management systems and our experienced management team. For example, in 2000, we acquired DADC which had a student population of 343, and as of December 31, 2004, we had grown its student population in excess of 200% to 1,083 students. As we continue to make and integrate our acquisitions, such as Southwestern and NETI, we expect our student population to continue to grow.

        Our revenues consist primarily of student tuition and fees derived from the programs we offer and are presented as revenues after reductions related to scholarships and refunds for students who withdraw from our programs prior to specified dates. We recognize revenues from tuition and one-time fees, such as application fees, ratably over the length of a program. We also earn revenues from our bookstores, dormitories, cafeterias and contract training services. These non-tuition revenues are recognized upon delivery of goods or as services are performed and represent less than 10% of our revenues.

        Tuition varies by school and by program and on average we increase tuition once a year by 2% to 5%. Our ability to raise tuition is influenced by the demand for our programs and by the rate of tuition increase at other post-secondary schools. If historical trends continue, we expect to be able to continue to raise tuition annually at comparable rates.

        Our revenues are directly dependent on our average number of students enrolled and the particular courses they are taking. Our enrollment is influenced by the number of new students starting, re-entering, graduating from and withdrawing from our schools. In addition, our programs range from 24 to 100 weeks and students attend classes for different amounts of time per week depending on the school and program in which they are enrolled. Because we start new students every month, our total student population changes monthly. The number of students enrolling or re-entering our programs each month is driven by the demand for our programs, the effectiveness of our marketing and advertising, the availability of financial aid and other sources of funding, the number of recent high school graduates and seasonality. Our retention and graduation rates are influenced by the quality and commitment of our teachers and student services personnel, the effectiveness of our programs, the placement rate and success of our graduates and the availability of financial aid. Although similar courses have comparable tuition rates, the tuition rates vary among our numerous programs. As more of our schools receive approval to offer associate degree programs, which are longer than our diploma degree programs, we would expect our average enrollments and the average length of stay of our students to increase.

        The majority of students enrolled at our schools rely on funds received under various government-sponsored student financial aid programs to pay a substantial portion of their tuition and other education-related expenses. The largest of these programs are Title IV programs which represented approximately 81% of our cash receipts relating to revenues in 2004.

        Based on our calculations, our audited financial statements for the 2003 and 2004 fiscal years reflect a composite score of 2.1 and 1.8, respectively. The DOE has confirmed that we received a passing composite score of 1.5 or more for the 2003 fiscal year. The DOE has not yet reviewed our financial statements for the 2004 fiscal year. However, as a result of the corrections of certain errors, including accounting for advertising costs, a sale leaseback transaction, rent and certain other individually insignificant adjustments, in our prior financial statements, the DOE recomputed our consolidated composite scores for the years ended December 31, 2001 and 2002 and concluded that the recomputed consolidated composite scores for those two years were below 1.0. In addition, we identified certain additional errors in our financial statements for the year ended December 31, 2003 relating to our accounting for stock-based compensation and accrued bonuses that did not result in a recomputation of our 2003 composite score. The DOE has informed us that as a result, for a period of three years effective December 30, 2004, all of our current and future institutions have been placed on "Heightened Cash Monitoring, Type 1 status." As a result, we are subject to a less favorable Title IV fund payment system that requires us to credit student accounts before drawing down Title IV funds and are also required to timely notify the DOE with respect to certain enumerated oversight and financial events. The DOE also informed us that these corrections will be taken into consideration when each of our institutions applies for recertification of its eligibility to participate in Title IV Programs. When each of our institutions is next required to apply for recertification to participate in Title IV Programs, we expect that the DOE will also consider our audited financial statements and composite scores for our most recent fiscal year as well as for other fiscal years after 2001 and 2002. Additionally, since the DOE concluded that the previously computed composite scores for 2001 and

2002 were overstated, we agreed to pay $165,000 to the DOE, pursuant to a settlement agreement, with respect to compliance issues related to this matter. We paid this amount on March 3, 2005.

        Although no assurance can be given, we do not believe that the actions of the DOE specified above will have a material effect on our financial position or results of operations since we have always operated our business in a manner similar to an institution operating under "Heightened Cash Monitoring, Type 1 status" and accordingly, it has been our policy to credit student accounts before drawing down Title IV funds. We also do not believe the additional reporting requirements will cause an undue burden on our operations.

        An institution is required to operate under "Heightened Cash Monitoring, Type 1 status," if it has a composite score between 1.0 and 1.4. A composite score under 1.0 in any future year could have an adverse effect on our operations and would result in a default under our new credit agreement, as well as additional requirements that may be imposed by the DOE, including the posting of irrevocable letters of credit.

        The operating expenses associated with an existing school do not increase proportionally as the number of students enrolled at the school increases. We categorize our operating expenses as (1) educational services and facilities and (2) selling, general and administrative.

  •
  Major components of educational services and facilities expenses include faculty compensation and benefits, compensation and benefits of other campus administration employees, facility rent, maintenance, utilities, depreciation and amortization of property and equipment used in the provision of education services and other costs directly associated with teaching our programs and providing educational services to our students.

  •
  Selling, general and administrative expenses include compensation and benefits of employees who are not directly associated with the provision of educational services (such as executive management, finance and central accounting, legal, human resources and business development), marketing and student enrollment expenses (including compensation and benefits of personnel employed in sales and marketing and student admissions), costs to develop curriculum, costs of professional services, bad debt expense, rent for our corporate headquarters, depreciation and amortization of property and equipment that is not used in the provision of educational services and other costs that are incidental to our operations. All marketing and student enrollment expenses are recognized in the period incurred. Costs related to the opening of new facilities, excluding related capital expenditures, are expensed in the period incurred.

        We use advertising to attract a substantial portion of our yearly student enrollments. While we utilize a mix of different advertising mediums, including television, internet and direct mail, we rely heavily on television advertising. The cost of television advertising has been increasing faster than the pace of student tuition increases and the cost of living index. Continued increases in the cost of television advertising may have a material impact on our operating margins.

        Costs associated with the implementation of our student management and reporting system have increased over the last year as we began to implement a new student management and reporting system. We expect the roll-out of this system to continue through the remainder of 2005 and the first half of 2006. We believe that the investment in our student management and reporting system will improve services to students and our ability to integrate new schools into our operations, if and when new schools are opened or acquired.

        We expect our selling, general and administrative expenses to increase when we become a public company. Additional costs for legal, accounting, compliance with Sarbanes-Oxley Act regulations and other annual costs of doing business as a public company are expected to range from $1.5 million to $2 million per year.

Acquisitions and Start-ups

        Acquisitions have been, and will continue to be, a component of our growth strategy. We have a team of professionals who conduct financial, operational and regulatory due diligence as well as a team that integrates acquisitions with our policies, procedures and systems. From January 1, 1999 through December 31, 2004, we have added nine schools through our acquisitions of DADC in 2000 (one school), CEI in 2001 (two schools), NADC in 2003 (one school) and Southwestern in 2004 (five schools). Our acquisition of NETI, which closed on January 11, 2005, added another four schools, bringing our total acquisitions to thirteen schools.

        On October 25, 2000, we purchased the rights, title and interest in the assets used in the conduct and operation of Denver Automotive & Diesel College for $1.3 million in cash, including costs related to the acquisition. We used our existing cash balances to complete the transaction. DADC was an under-managed school that we have grown from 343 students at the end of 2000 to 1,083 students at December 31, 2004 by introducing better management and by implementing our field-based recruiting and television marketing programs.

        On March 16, 2001, we purchased the rights, title, and interest in the assets used in the conduct and operation of five schools by Computer-Ed, Inc. for $2.5 million in cash, including costs related to the acquisition. We used our existing cash balances to complete this transaction. We merged two of these schools into one of the Computer Learning Centers, Inc. schools described below, and merged the other school into one of the existing Computer-Ed, Inc. schools we acquired. We continue to operate the remaining two schools under our CEI brand name. At the time of acquisition, these schools primarily offered IT programs and now offer business and information technology and allied health programs. This acquisition accelerated our entrance into the New England market.

        In two transactions taking place on March 9, 2001 and April 6, 2001, we purchased out of bankruptcy the assets comprising nine schools operated by Computer Learning Centers, Inc. for a total of $20.7 million in cash, including costs related to the acquisitions. These acquisitions were funded by existing cash and by borrowings under our then existing credit facility. We considered eight of these nine schools to be start-ups at the time of their acquisition because they had no students or faculty at the time of acquisition. We merged one of the existing campuses of our Cittone Institute, or Cittone, into the ninth school located at Paramus, New Jersey and renamed it Cittone. We received all regulatory approvals and hired staff by the end of 2001 so that all of these schools were operational under our Cittone Institute or CEI brand names. These schools offer business and information technology and allied health programs. This acquisition enabled us to rapidly expand into several of the largest markets in the United States with well-located, proven sites.

        On February 14, 2003, we acquired Nashville Auto Diesel College for approximately $7.6 million including costs related to the acquisition, net of $4.1 million of cash acquired. This acquisition was funded by available cash and by borrowings under our previous credit agreement. NADC offers associate and diploma programs in automotive and diesel mechanics and collision repair. This is our only school that owns its dormitories and, like our other destination schools in Indianapolis, Denver and Columbia, Maryland, the vast majority of NADC students come from outside the local market. We have been able to increase the student population and profitability in a short period of time by introducing new management techniques and through television marketing. This acquisition gave us an additional destination campus, entry into the Nashville geographic market and further expanded our auto business.

        On January 23, 2004 we completed the acquisition of Southwestern for approximately $14.5 million in cash, including costs related to the acquisition. This acquisition was funded from borrowings under our previous credit agreement. This acquisition enabled us to enter the Ohio and Kentucky markets.

        On January 11, 2005 we acquired the rights, title and interest in the assets used in the conduct and operation of NETI for approximately $20 million including costs related to the acquisition. This acquisition was funded by borrowings under our existing credit facility. NETI operates four schools in New Britain, Hamden, Shelton and Cromwell, Connecticut.

        The following chart summarizes our recent acquisition and start-up transactions:

		Classification of Schools
	Year of Acquisition	Merged/ Relocated		Start ups	Acquisitions	Total Number of Schools
DADC	2000	—		—	1	1
CEI	2001	3	(1)	—	2	5
Computer Learning Centers(2)	2001	1	(3)	8	—	9
NADC	2003	—		—	1	1
Southwestern	2004	—		—	5	5
NETI	2005	—		—	4	4

Total		4		8	13	25

(1)
Students from three CEI facilities were merged into three of our other campuses.

(2)
Represents the acquisition out of bankruptcy of nine schools in two transactions in 2001, operated as CEI or Cittone.

(3)
We moved our students from Mahwah, New Jersey into the acquired Paramus, New Jersey location.

Critical Accounting Policies and Estimates

        Our discussions of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting policies generally accepted in the United States of America, or GAAP. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. On an ongoing basis, we evaluate our estimates and assumptions, including those related to revenue recognition, bad debts, fixed assets, goodwill and other intangible assets, income taxes and certain accruals. Actual results could differ from those estimates. The critical accounting policies discussed herein are not intended to be a comprehensive list of all of our accounting policies. In many cases, the accounting treatment of a particular transaction is specifically dictated by GAAP and does not result in significant management judgment in the application of such principles. There are also areas in which management's judgment in selecting any available alternative would not produce a materially different result from the result derived from the application of our critical accounting policies. We believe that the following accounting policies are most critical to us in that they represent the primary areas where financial information is subject to the application of management's estimates, assumptions and judgment in the preparation of our consolidated financial statements.

        Revenue recognition.    Revenues are derived primarily from programs taught at our schools. Tuition revenues and one-time fees, such as nonrefundable application fees, and course material fees are recognized on a straight-line basis over the length of the applicable program. If a student withdraws from a program prior to a specified date, any paid but unearned tuition is refunded. Refunds are calculated and paid in accordance with federal, state and accrediting agency standards. Other revenues, such as textbook sales, tool sales and contract training revenues are recognized as services are performed or goods are delivered. On an individual student basis, tuition earned in excess of cash received is recorded as accounts receivable, and cash received in excess of tuition earned is recorded as unearned tuition.

        Allowance for uncollectible accounts.    Based upon experience and judgment, we establish an allowance for uncollectible accounts with respect to tuition receivables. We use an internal group of collectors, augmented by third-party collectors as deemed appropriate, in our collection efforts. In establishing our allowance for uncollectible accounts, we consider, among other things, a student's status (in-school or out-of-school), whether or not additional financial aid funding will be collected from Title IV Programs or other sources, whether or not a student is currently making payments, and overall collection history. Changes in trends in any of these areas may impact the allowance for uncollectible accounts. The receivables balances of withdrawn students with delinquent obligations are reserved for based on our collection history. Although we believe that our reserves are adequate, if the financial condition of our students deteriorates, resulting in an impairment of their ability to make payments, or if we underestimate the allowances required, additional allowances may be necessary, which will result in increased selling, general and administrative expenses in the period such determination is made.

        Our bad debt expense as a percentage of revenue for the years ended December 31, 2002, 2003 and 2004 was 4.1%, 3.7% and 3.5%, respectively. Our exposure to changes in our bad debt expense could impact our operations. A 1% increase in our bad debt expense as a percentage of revenue for the years ended December 31, 2002, 2003 and 2004 would have resulted in an increase in bad debt expense of $1.4 million, $2.0 million and $2.6 million, respectively.

        Because a substantial portion of our revenue is derived from Title IV programs, any legislative or regulatory action that significantly reduces the funding available under Title IV programs or the ability of our students or schools to participate in Title IV programs could have a material effect on the realizability of our receivables.

        Goodwill.    We assess the impairment of goodwill in accordance with SFAS No. 142, "Goodwill and Other Intangible Assets." Accordingly, we test our goodwill for impairment annually, or whenever events or changes in circumstances indicate an impairment may have occurred, by comparing its fair value to its carrying value. Impairment may result, from among other things, deterioration in the performance of the acquired business, adverse market conditions, adverse changes in applicable laws or regulations, including changes that restrict the activities of the acquired business, and a variety of other circumstances. If we determine that an impairment has occurred, we are required to record a write-down of the carrying value and charge the impairment as an operating expense in the period the determination is made. In evaluating the recoverability of the carrying value of goodwill and other indefinite-lived intangible assets, we must make assumptions regarding estimated future cash flows and other factors to determine the fair value of the acquired assets. Changes in strategy or market conditions could significantly impact these judgments in the future and require an adjustment to the recorded balances.

        In light of our contemplated public offering, along with the market experience of our principal stockholders and management, we believe that the most appropriate determination of fair value for each reporting unit is a market approach, which takes into consideration peer company multiples of revenues and earnings before interest, taxes, depreciation and amortization, or EBITDA, discounted for lack of marketability. Under this approach we utilized a 20% discount factor, which was deemed reasonable by management, to peer company multiples to determine the valuation of our reporting units. Various factors, including changes in revenues, earnings and market trends, among others, could affect the valuation of our reporting units. If any factor or combination of factors were to cause the valuation of any reporting unit to be reduced by as much as 50%, it would not result in any impairment in accordance with SFAS No. 142.

        Stock-based compensation.    We account for stock-based employee compensation arrangements in accordance with the provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." Effective January 1, 2004, we elected to change our accounting policies from the use of the intrinsic value method of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock-Based Compensation" to the fair value-based method of accounting for options. As permitted under SFAS No. 148, "Accounting for Stock-Based Compensation—Transitions and Disclosure—an amendment to SFAS Statement No. 123," we have elected to retroactively restate all periods presented. Because no market for our common stock exists, our board of directors determined the fair value of our common stock based upon several factors, including our operating performance, forecasted future operating results, and our expected valuation in an initial public offering.

        We value the exercise price of options issued to employees using a market based approach. This approach takes into consideration the value ascribed to our competitors by the market. In determining the fair value of an option at the time of grant, we review contemporaneous information about our peers, which includes a variety of market multiples, including but not limited to, revenue, EBITDA, net income, historical growth rates and market/industry focus. During 2004, the value we ascribed to stock options granted was based upon our anticipated initial public offering as well as discussions with our investment advisors. Due to the number of peer companies in our sector, we believe using public company comparisons provides a better indication of how the market values companies in the for-profit post secondary education sector.

        In December 2004, the FASB issued SFAS No. 123R, "Share Based Payment," which eliminated the alternative to measure stock-based compensation awards using the intrinsic value approach permitted by Accounting Principles Board, or APB, Opinion No. 25, "Accounting for Stock-Based Compensation" and by SFAS No. 123. We have not yet determined what impact, if any, adoption of SFAS No. 123R will have on the consolidated financial statements; however, as discussed in Note 2, we adopted the fair value method of accounting for stock-based compensation provisions of SFAS No. 123 and the retroactive transitional provisions of SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure." As a result, we have been recording stock-based compensation expense for all employee stock awards that were granted or modified.

Results of Operations for the Three Years Ended December 31, 2004

        The following table sets forth selected consolidated statements of operations data as a percentage of revenues for each of the periods indicated.

	Year Ended December 31,
	2002	2003	2004
Revenues	100.0%	100.0%	100.0%
Costs and expenses:
Educational services and facilities	47.8%	42.8%	40.1%
Selling, general and administrative	51.6%	49.1%	50.1%
Loss (gain) on sale of assets	(0.8)%	0.0%	0.2%

Total costs and expenses	98.6%	91.9%	90.4%

Operating income	1.4%	8.1%	9.6%
Gain on sale of securities	0.0%	0.0%	0.0%
Interest income	0.2%	0.1%	0.1%
Interest expense	(2.1)%	(1.4)%	(1.2)%

Income (loss) before income taxes	(0.5)%	6.8%	8.5%
Provision (benefit) for income taxes	(0.1)%	2.7%	3.5%

Net income (loss)	(0.4)%	4.1%	5.0%

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

        Revenues.    Our revenues for the year ended December 31, 2004 were $261.3 million, representing an increase of $62.4 million, or 31.4%, as compared to revenues of $198.9 million for the year ended December 31, 2003. Of this increase, approximately $7.6 million, or 12.2% of the increase, is the result of our acquisition of Southwestern on January 23, 2004, while the remainder of the increase was primarily due to a 22.4% increase in the average undergraduate full-time student enrollment, which increased to 15,280, exclusive of Southwestern, for the year ended December 31, 2004 as compared to 12,487 for the year ended December 31, 2003, and from tuition increases, which averaged between 2% to 5% annually depending on the program.

        Educational services and facilities expenses.    Our educational services and facilities expenses for the year ended December 31, 2004 were $104.8 million, representing an increase of $19.6 million, or 23.1%, as compared to educational services and facilities expenses of $85.2 million for the year ended December 31, 2003. The increases in educational services and facilities expense for the year ended December 31, 2004 were primarily due to our acquisition of Southwestern and higher average student enrollments, which required additional educational and operations personnel as well as books, tools and supplies. As a result, instruction compensation and benefit expenses increased by $9.9 million and books and tool expenses increased by approximately $2.1 million for the year ended December 31, 2004 compared to the prior year. For the year ended December 31, 2004, we also experienced increased rent expense of approximately $3.5 million over the prior year primarily due to increased square footage of several facilities coupled with the relocation of certain existing facilities to new larger facilities. Included in the $3.5 million increase described above is a charge of approximately $0.7 million relating to prior periods due to changes in the way we account for rent holidays in lease terms and the depreciable lives of leasehold improvements, as more fully described in Note 18 to the audited consolidated financial statements. Educational services and facilities expenses as a percentage of revenues decreased to 40.1% for the year ended December 31, 2004 from 42.8% for the year ended December 31, 2003, primarily due to improvements in the utilization of our existing facilities resulting from higher average student enrollments and increased student to teacher ratios.

        Selling, general and administrative expenses.    Our selling, general and administrative expenses for the year ended December 31, 2004 was $130.9 million, an increase of $33.3 million, or 34.0%, as compared to selling, general and administrative expenses of $97.7 million for the year ended December 31, 2003. Approximately $5.1 million or 15.3% of the increase was due to the acquisition of Southwestern. The remainder of the increase was due to a (1) 11.4% increase in sales expense resulting mainly from incremental compensation and benefit expenses related to additional sales representatives, (2) a 22.7% increase in marketing costs as a result of increased advertising expenses associated with student leads and enrollment, (3) a 24.1% increase in student services expense as a result of our 22.4% growth in average student population, (4) a 124.1% increase in additional stock compensation expense recognized for the year ended December 31, 2004 as compared to the year ended December 31, 2003 in accordance with FASB No. 123 and (5) approximately $2.1 million from the write-off of deferred offering costs due to a delay in filing the registration statement for this offering. During 2004 we significantly increased our personnel, including our administrative personnel, in order to ensure we had the proper infrastructure to provide a quality education to our students and meet our stockholders' and investors' expectations.

        Selling, general and administrative expenses as a percentage of revenue increased to 50.1% for the year ended December 31, 2004 from 49.1% for the year ended December 31, 2003. The increase in selling, general and administrative expenses as a percentage of revenue is directly attributable to the acquisition of Southwestern offset by better utilization of our staff. Excluding the Southwestern acquisition, the write-off of the deferred offering costs and the additional stock compensation expense, selling, general and administrative expenses would have decreased to 46.7% of revenue for the year ended December 31, 2004.

        Interest expense.    Our interest expense for the year ended December 31, 2004 was $3.0 million representing an increase of $0.2 million or 9.0% from $2.8 million at December 31, 2003. This increase was primarily due to an increase in the average debt balance outstanding under our previous credit agreement as a result of our acquisition of Southwestern.

        Income taxes.    Our provision for income taxes for the year ended December 31, 2004 was $9.3 million, or 41.6% of pretax income, compared to a $5.4 million, or 39.5% of pretax income, for the year ended December 31, 2003. The higher effective tax rate for the year ended December 31, 2004 is primarily attributable to our higher federal tax bracket in 2004.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

        Revenues.    Revenues increased by $59.7 million, or 42.9%, to $198.9 million in 2003 from $139.2 million for 2002. $21.9 million of this increase was attributable to the acquisition of NADC in February 2003. The remaining $37.8 million of the increase was primarily due to a 22.6% increase in our average student enrollment (excluding NADC) during the year and an increase in the average tuition charge per student resulting from tuition increases which averaged between 2% and 5% annually depending on the program. Our average student enrollment, excluding NADC, in 2003 was 11,227 compared with 9,155 for 2002 and, including NADC, our average student enrollment in 2003 was 12,487, a 36.4% increase over 2002. Growth in average student population was driven by increased demand for our allied health and automotive programs and partially offset by decreased demand for our IT programs.

        Educational services and facilities expenses.    Educational services and facilities expenses increased by $18.6 million, or 28.0%, to $85.2 million in 2003 from $66.6 million for 2002. Our acquisition of NADC accounted for 51.6%, or $9.6 million, of this increase. The remaining increase was primarily due to incremental education expenses, such as salaries for additional teachers and supplies, books and tools, related to higher average student enrollments. As a result, compensation and benefits expenses increased by $10.3 million for the year ended December 31, 2003 compared to the prior year. For the year ended December 31, 2003, we also experienced increased rent and utilities expense (approximately $1.1 million) due to increased square footage at several facilities. Educational services and facilities expenses as a percentage of revenues decreased to 42.8% of revenues for 2003 from 47.8% for 2002, primarily due to improvements in the utilization of our existing facilities resulting from higher average student enrollments and increased student-to-teacher ratios.

        Selling, general and administrative expenses.    Selling, general and administrative expenses increased $26.0 million, or 36.2%, to $97.7 million in 2003 from $71.8 million for 2002. Approximately $9.5 million of this increase or 36.5% was attributed to our acquisition of NADC. The additional increases in selling, general and administration expenses for the year ended December 31, 2003 were primarily due to (1) a 17.9% increase in sales expense resulting mainly from incremental compensation and benefit expenses related to additional sales representatives, (2) an 18.6% increase in marketing costs as a result of increased advertising expenses associated with student leads and enrollment and (3) a 21.9% increase in student services expense as a result of our 22.6% growth in average student population. Selling, general and administrative expenses as a percentage of revenues decreased to 49.1% of revenues for 2003 from 51.6% of revenues for 2002 as we continued to increase the utilization and efficiencies of our facilities, in particular at our start-up and other schools offering allied health programs.

        Interest expense and income.    Interest expense decreased $0.2 million, or 6.1%, to $2.7 million for 2003 from $2.9 million in 2002. This decrease was primarily due to a decrease in our average debt balance outstanding under our previous credit agreement coupled with a decrease in the average interest rate paid. Although we financed the acquisition of NADC in 2003 using funds drawn on our previous credit agreement and our capital expenditures were higher in 2003 than in 2002, our improved cash flow from operations in 2003 decreased our average debt balance outstanding 7.8% to $10.7 million in 2003 as compared to $11.7 million in 2002. Interest income decreased $0.1 million or 37.3% to $0.1 million for 2003 from $0.2 million in 2002 primarily due to lower interest rates and lower cash balances.

        Income taxes.    Income tax provision for 2003 was $5.4 million, or 39.5% of pretax income, compared to an income tax benefit of $0.1 million in 2002.

Liquidity and Capital Resources

        Our primary capital requirements are for facility expansion and maintenance, acquisitions and the development of new programs. Our principal sources of liquidity have been cash provided by operating activities and borrowings under our credit agreement. The following chart summarizes the principal elements of our cash flow for the past three fiscal years:

Cash Flow Summary

	Year Ended December 31,
	2002	2003	2004
	(dollars in thousands)
Net cash provided by operating activities	$9,723	$27,166	$26,674

Net cash used in investing activities:
Capital expenditures	(3,598)	(13,154)	(23,813)
Acquisitions of a business, net of cash acquired	—	(7,583)	(14,498)
Other	1,443	12,057	0

Total net cash used in investing activities	(2,155)	(8,680)	(38,311)

Net cash provided by (used in) financing activities	(3,889)	19,400	4,117

Operating Activities

        As of December 31, 2004, we had cash and cash equivalents of $41.4 million, compared to cash and cash equivalents of $49.0 million as of December 31, 2003. We finance our operating activities and our organic growth primarily through cash generated from operations. We finance acquisitions primarily through funding from credit facility borrowings, and cash generated from operations. Management currently anticipates that we will be able to meet both our short term cash needs, as well as our needs to fund operations and meet our obligations beyond the next twelve months with cash generated by operations, existing cash balances, the portion of the net proceeds of this offering remaining after any repayment of our indebtedness and, if necessary, borrowings under our new credit agreement. As of April 30, 2005, we had borrowings available under our new credit facility of approximately $64.7 million, including a $15.7 million sub-limit on letters of credit.

        Our primary source of cash is tuition collected from our students. Our students fund their tuition payments from a variety of sources including Title IV Programs, federal and state grants, private loans and their personal resources. The significant majority of students' tuition payments are derived from Title IV Programs. Students must apply for a new loan for each academic period. Federal regulations dictate the timing of disbursements of funds under Title IV Programs and loan funds are generally provided by lenders in two disbursements for each academic year. The first disbursement is usually received approximately 30 days after the start of a student's academic year and the second disbursement is typically received at the beginning of the sixteenth week from the start of the student's academic year. Certain types of grants and other funding are not subject to a 30-day delay. Our programs range from 30 to 84 weeks and may cover one or two academic years. In certain instances, if a student withdraws from a program prior to a specified date, any paid but unearned tuition or prorated Title IV financial aid is refunded and the amount of the refund varies by state.

        The majority of students enrolled at our schools rely on funds received under various government-sponsored student financial aid programs to pay a substantial portion of their tuition and other education-related expenses. The largest of these programs are Title IV Programs which represented approximately 81% of our cash receipts relating to revenues in 2004. As a result of the significance of the Title IV funds received by our students, we are highly dependent on these funds to operate our business. Any reduction in the level of Title IV funds that our students were eligible to receive or any impact on our ability to be able to receive Title IV funds would have a significant impact on our operations and our financial condition.

        As previously discussed, the DOE has informed us that all of our current and future institutions have been placed on "Heightened Cash Monitoring, Type 1 status." As a result we are subject to a less favorable Title IV fund payment system that requires us to credit student accounts before drawing down Title IV funds and are also required to timely notify the DOE with respect to certain enumerated oversight and financial events. The DOE also informed us that the corrections made to our prior financial statements will be taken into consideration when each of our institutions applies for recertification of its eligibility to participate in Title IV Programs. When each of our institutions is next required to apply for recertification to participate in Title IV Programs, we expect that the DOE will also consider our audited financial statements and composite scores for our most recent fiscal year as well as for other fiscal years after 2001 and 2002.

        Although no assurance can be given, we do not believe that the actions of the DOE specified above will have a material effect on our financial position or results of operations since we have always operated our business in a manner similar to an institution operating under "Heightened Cash Monitoring, Type 1 status" and accordingly, it has been our policy to credit student accounts before drawing down Title IV funds. We also do not believe the additional reporting requirements will cause an undue burden on our operations.

        An institution is required to operate under "Heightened Cash Monitoring, Type 1 status," if it has a composite score between 1.0 and 1.4. A composite score under 1.0 in any future year could have an adverse effect on our operations and would result in a default under our new credit agreement, as well as additional requirements that may be imposed by the DOE, including the posting of irrevocable letters of credit.

        Net cash provided by operating activities is attributable primarily to net income adjusted for depreciation and amortization, non cash expenses and changes in working capital items.

        Year Ended December 31, 2004 Compared to Year Ended December 31, 2003.    Net cash provided by operating activities decreased to $26.7 million in 2004 from $27.2 million in 2003. This decrease of $0.5 million, or 1.8%, was primarily due to a $1.0 million increase in stock compensation expense in accordance with FASB No. 123 and a $1.8 million increase in our provision for doubtful accounts as a result of a $62.4 million increase in revenue offset by decreases that resulted from changes in working capital items, including deferred income taxes and accrued expenses.

        Year Ended December 31, 2003 Compared to Year Ended December 31, 2002.    Net cash provided by operating activities increased to $27.2 million in 2003 from $9.7 million in 2002. This increase of $17.5 million, or 179%, was primarily due to an $8.9 million increase in net income and a $2.4 million decrease in cash payments to the pension plan. The remainder of the increase resulted from changes in working capital items, including deferred income taxes and accrued expenses offset by increased accounts receivable and lower accounts payable and unearned tuition.

Investing Activities

        We currently lease almost all of our campus and manufacturer training facilities. As we execute our growth strategy, strategic acquisitions of campus or manufacturer training facilities may be considered. In addition, although our current growth strategy is to continue our internal growth, strategic acquisitions of operations would be considered. To the extent that these potential strategic acquisitions are large enough to require financing beyond available cash from operations and borrowings under our credit facilities, we may incur additional debt or issue additional debt or equity securities.

        Our new credit agreement also restricts the amount of capital expenditures we may make to $35 million for any of the four fiscal quarterly periods ending March 31, 2005, June 30, 2005, September 30, 2005 or December 31, 2005. Management does not believe that this capital expenditure limit in 2005 will have any impact on our operations.

        Our cash used in investing activities is primarily related to the purchase of property and equipment and in acquiring schools. Our capital expenditures primarily result from facility expansion, leasehold improvements, and investments in classroom and shop technology and in operating systems. On January 11, 2005, we acquired NETI for approximately $20 million in cash.

        Year Ended December 31, 2004 Compared to the Year Ended December 31, 2003.    Net cash used in investing activities increased $29.6 million from $8.7 million for the year ended December 31, 2003 to $38.3 million for the year ended December 31, 2004. This increase is primarily attributable to an increase in cash used in acquisitions of $6.9 million in connection with the acquisition of Southwestern as well as the receipt in the prior year of approximately $3.0 million from the sale of securities. Additionally, $9.0 million was released from restricted cash for the year ended December 31, 2003 in connection with the refinancing of our credit agreement and we had an increase in capital expenditures of $10.7 million for the year ended December 31, 2004 from the year ended December 31, 2003.

        Year Ended December 31, 2003 Compared to Year Ended December 31, 2002.    Capital expenditures increased to $13.2 million in 2003 from $3.6 million in 2002. This increase of $9.6 million is primarily attributable to constructing allied health training rooms in 13 of our schools and three training facilities for our electronic systems technician program.

        Capital expenditures are expected to increase as we upgrade and expand current equipment and facilities or open new facilities to meet increased student enrollments. We opened a new 126,000 square foot automotive school in Indianapolis, Indiana in the second quarter of 2004 and a new 40,000 square foot allied health and business and information technology school in Lincoln, Rhode Island in October 2004. We also expect to take possession of our new 48,000 square foot Queens, New York automotive campus in the first quarter of 2005 with an expected opening date in the third quarter of 2005. Additionally, we are evaluating several other expansion opportunities. We anticipate capital expenditures relative to our mature locations to be approximately 8% to 10% of revenues. We expect to be able to fund these capital expenditures with cash generated from operating activities and proceeds from this offering.

        See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Acquisitions and Start-ups" for a discussion of our investments in acquisitions in recent years.

Financing Activities

        Net cash provided by financing activities was $4.1 million for the year ended December 31, 2004 compared to $19.4 million for the year ended December 31, 2003. This decrease is mainly attributable to our borrowing $26.0 million less in 2004 than in 2003.

        At December 31, 2004, our wholly-owned operating subsidiary, Lincoln Technical Institute, Inc., its subsidiaries and Southwestern had $35.8 million in loans outstanding and $4.0 million in letters of credit outstanding under our previous credit agreement that was entered into as of February 11, 2003 to refinance our prior credit agreement. At December 31, 2004, the interest rate on the amounts outstanding under our previous credit agreement ranged from 5.70% to 6.75%.

        On February 15, 2005, we and our subsidiaries entered into a new credit agreement with a syndicate of banks. This new credit agreement provides for a $100 million revolving credit facility with a term of five years under which any outstanding borrowings bear interest at the rate of adjusted LIBOR (as defined in the new credit agreement) plus a margin that may range from 1.00% to 1.75% or a base rate (as defined in the new credit agreement) plus a margin that may range from 0.00% to 0.25%. At April 30, 2005, the interest rate on the amounts outstanding under the new credit agreement was 4.07%. The new credit agreement permits the issuance of letters of credit up to an aggregate amount of $20.0 million, the amount of which reduces the availability of permitted borrowings under the new credit agreement.

        Our and our subsidiaries' obligations under the new credit agreement are secured by a lien on substantially all of our and our subsidiaries' assets and any assets that we and our subsidiaries may acquire in the future, including a pledge of substantially all of our subsidiaries' common stock. In addition to paying interest on outstanding principal under the new credit agreement, we are required to pay a commitment fee to the lenders with respect to the unused amounts available under the new credit agreement at a rate that may range from 0.25% to 0.40% per year. We are charged quarterly interest at an annual rate of 1.25% as of April 30, 2005 on the outstanding balance of letters of credit issued under the new credit agreement.

        The new credit agreement contains various covenants, including a number of financial covenants. Furthermore, the new credit agreement contains customary events of default as well as an event of default in the event of the suspension or termination of Title IV Program funding for our and our subsidiaries' schools aggregating 10% or more of our EBITDA (as defined in the new credit agreement) or our and our subsidiaries' consolidated total assets and such suspension or termination is not cured within a specified period. See "Description of Credit Agreement."

        The following table sets forth our long-term debt for the periods indicated:

	Year Ended December 31,
	2002	2003	2004
	(dollars in thousands)
Credit agreement(1)	$10,460	$32,000	$35,750
Automobile loans	132	132	113
Finance obligation	9,503	9,503	9,672
Capital leases—computers (with rates ranging from 6.97% to 19.9%)	2,587	1,425	1,294

Subtotal	22,682	43,060	46,829
Less current maturities	(2,085)	(3,624)	(5,311)

	$20,597	$39,436	$41,518

(1)
This credit agreement was replaced by the new credit agreement described above on February 15, 2005.

Contractual Obligations

        Long-Term Debt.    As of December 31, 2004, our long-term debt consisted entirely of amounts borrowed under our previous credit agreement, the finance obligation in connection with our sale-leaseback transaction in 2001 and amounts due under capital lease obligations.

        Lease Commitments.    We lease offices, educational facilities and various equipment for varying periods through the year 2020 at basic annual rentals (excluding taxes, insurance, and other expenses under certain leases).

        The following table contains supplemental information regarding our total contractual obligations as of December 31, 2004:

	Payments Due by Period
	Total	Less than 1 year	2-3 years	4-5 years	After 5 years
	(dollars in thousands)
Credit facility (excluding interest)(1)	$35,750	$5,000	$—	$—	$30,750
Capital leases (including interest)	1,603	372	556	400	275
Operating leases	103,138	12,095	23,262	20,336	47,445
Finance obligation	15,205	1,258	2,515	2,516	8,915
Automobile Loans (including interest)	120	36	68	16	—

Total contractual cash obligations	$155,816	$18,761	$26,402	$23,268	$87,385

(1)
We entered into a new credit facility on February 15, 2005, with a term of five years. The amount outstanding, as of April 30, 2005, under our new credit agreement was $31.0 million, in addition to $4.3 million in outstanding letters of credit. Interest amounts under the credit agreement vary by term of the underlying instrument and are not fixed in nature or timing of payment.

Off-Balance Sheet Arrangements

        We had no off-balance sheet arrangements as of December 31, 2004.

Related Party Transactions

        In 2003, we entered into a multi-year management service agreement with our majority stockholder, Stonington. In accordance with this agreement we pay Stonington Partners a management fee of $0.75 million in the first month of each year for management consulting and financial and business advisory services. Such services include valuing acquisitions and structuring their financing and assisting with new loan agreements. This agreement will terminate upon completion of this offering.

        We had a consulting agreement with Hart Capital to advise us in identifying acquisition and merger targets and to assist with the due diligence reviews and negotiations with these targets. This agreement terminated by its terms in June 2004. Hart Capital is the managing member of Five Mile River Capital Partners, which is our second largest stockholder and Steven Hart, who is the owner and President of Hart Capital, sits on our board of directors. We paid Hart Capital a monthly retainer, reimbursement of expenses and an advisory fee for its work on successful acquisitions or mergers. In accordance with the agreement, we paid Hart Capital approximately $0.7 million, $0.6 million and $0.4 million for the years ended December 31, 2002, 2003 and 2004, respectively. Pursuant to the agreement, we may have future obligations to make certain payments to Hart Capital with respect to acquisition opportunities identified for us by Hart Capital prior to the termination of the agreement if we consummate any such acquisition opportunities within the twelve months following the termination of the agreement. We paid Hart Capital $0.3 million for its services in connection with the NETI acquisition, which closed on January 11, 2005.

Seasonality and Trends

        Our net revenues and operating results normally fluctuate as a result of seasonal variations in our business, principally due to changes in total student population. Student population varies as a result of new student enrollments, graduations and student attrition. Historically, our schools have had lower student populations in our first and second quarters and we have experienced large class starts in the third and fourth quarters and student attrition in the first half of the year. Our expenses, however, do not vary significantly with changes in our student population and net revenues. During the first half the year, we make significant investments in marketing, staff, programs and facilities to ensure that we meet our second half of the year targets and, as a result, such expenses do not fluctuate significantly on a quarterly basis. We expect quarterly fluctuation in operating results to continue as a result of seasonal enrollment patterns. Such patterns may change however, as a result of new school openings, new program introductions, increased enrollments of adult students or acquisitions.

        Operating income is negatively impacted during the initial start-up phase of new campus expansions. We incur sales and marketing costs as well as campus personnel costs in advance of the campus facility opening. Typically we begin to incur such costs approximately 15 months in advance of the campus opening with the majority of such costs being incurred in the nine-month time period prior to a campus opening. During the current year, we initiated expansion efforts for one new campus, located in Queens, New York, which is scheduled to open in the third quarter of 2005.

Quantitative and Qualitative Disclosures About Market Risk

        Our principal exposure to market risk relates to changes in interest rates. At April 30, 2005, we had $31.0 million of loans outstanding under our new credit agreement and $4.3 million in outstanding letters of credit, loans outstanding under our credit agreement accrue interest at a rate of 4.07%. Each 1% increase in this interest rate would add $0.3 million per year to our interest expense. We intend to use a portion of the proceeds from this offering to repay all outstanding amounts under our new credit agreement. See "Use of Proceeds."

Effect of Inflation

        Inflation has not had a significant effect on our operations.

Recent Accounting Pronouncements

        In November 2002, the FASB issued Interpretation No. ("FIN") 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including indirect Guarantees of Indebtedness of Others. FIN 45 elaborates on the existing disclosure requirements for most guarantees, including loan guarantees such as standby letters of credit. It also clarifies that at the time a company issues a guarantee, we must recognize an initial liability for the fair value of the obligations we assume under the guarantee and must disclose that information in our financial statements. The provisions related to recognizing a liability at inception of the guarantee for the fair value of the guarantor's obligations does not apply to product warranties or to guarantees accounted for as derivatives. The initial recognition and initial measurement provisions apply on a prospective basis to guarantees issued or modified after December 31, 2002. We had no guarantees which require disclosure under FIN 45 as of December 31, 2004.

        In November 2002, the Emerging Issues Task Force ("EITF") reached a consensus on Issue No. 00-21 "Accounting for Revenue Arrangements with Multiple Deliverables" ("EITF 00-21"). Under EITF 00-21, in order to separate the accounting for multiple deliverables (products or services) provided to a customer by a vendor, the deliverables must have separable value to the customer. EITF 00-21 is effective for us for revenue arrangements entered into after January 1, 2004. The adoption of EITF 00-21 did not have a material effect on the consolidated financial statements.

        In January 2003, the FASB issued FIN No. 46, Consolidation of Variable Interest Entities, as amended in December 2003 by FIN 46 (Revised) ("FIN 46-R"), which deferred the effective date until the first interim or annual reporting period ending after March 15, 2004. FIN 46-R requires the consolidation of an entity by an enterprise known as a "primary beneficiary," (i) if that enterprise has a variable interest that will absorb a majority of the entity's expected losses, if they occur, receive a majority of the entity's expected residual returns, if they occur, or both and (ii) if the entity is a variable interest entity ("VIE"), as defined. An entity qualifies as a variable interest entity if (i) the total equity investment at risk in the entity is not sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties or (ii) the equity investors do not have the characteristics of a controlling financial interest in the entity. The initial determination of whether an entity is a variable interest entity shall be made as of the date at which an enterprise becomes involved with the entity and re-evaluated as of the date of triggering events, as defined. The adoption of FIN 46-R did not have a material effect on the consolidated financial statements.

        In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Liabilities, Equity, or Both," which establishes standards for classifying and measuring as liabilities certain financial instruments that embody obligations of the issuer and have characteristics of both liabilities and equity. On November 7, 2003, the FASB deferred, indefinitely, the application of paragraphs 9 and 10 of SFAS No. 150 as it relates to mandatory redeemable non-controlling interests in consolidated subsidiaries in order to address a number of interpretation and implementation issues. The adoption of SFAS 150 did not have a material effect on the consolidated financial statements.

        In December 2004, the FASB issued SFAS No. 123R, "Share Based Payment," which eliminated the alternative to measure stock-based compensation awards using the intrinsic value approach permitted by APB Opinion No. 25, "Accounting for Stock-Based Compensation" and by SFAS No. 123. We have not yet determined what impact, if any, the adoption of SFAS No. 123R will have on the consolidated financial statements; however, as discussed in Note 2 to the financial statements included elsewhere in this prospectus, we adopted the fair value method of accounting for stock-based compensation provisions of SFAS No. 123 and the retroactive transitional provisions of SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure." As a result, we have been recording stock-based compensation expense for all employee stock awards that were granted or modified.

        In December 2004, the FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets, an Amendment of APB Opinion No. 29, Accounting for Nonmonetary Transactions." SFAS No. 153 addresses the measurement of exchanges of nonmonetary assets and requires that such exchanges be measured at fair value, with limited exceptions. SFAS No. 153 amends APB Opinion No. 29 by eliminating the exception that required nonmonetary exchanges of similar productive assets be recorded on a carryover basis. The provisions of SFAS No. 153 are effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. We will adopt the provisions of SFAS No. 153, as required.

BUSINESS

Overview

        We are a leading and diversified for-profit provider of career-oriented post-secondary education as measured by total enrollment and number of graduates. We offer recent high school graduates and working adults degree and diploma programs in four principal areas of study: automotive technology, allied health, skilled trades and business and information technology. We believe that our diverse program offerings across a number of growing markets enable us to target a broad range of prospective students. We had 16,664 students enrolled as of December 31, 2004 and our average enrollment for the year ended December 31, 2004 was 16,266 students, an increase of 30.3% from average enrollment of 12,487 for the year ended December 31, 2003. For the year ended December 31, 2004 our revenues were $261.3 million, which represents a 31.4% increase from the year ended December 31, 2003. Excluding our acquisition of Southwestern College in January 2004, our revenues and average enrollments for the year ended December 31, 2004 would have increased by 27.5% and 22.4%, respectively, compared to the year ended December 31, 2003.

        As of December 31, 2004 we operated 28 campuses under six well-established brands with long operating histories: Lincoln Technical Institute, or LTI, (58 years of operation), Nashville Auto-Diesel College, or NADC (85 years), Denver Automotive & Diesel College, or DADC (41 years), The Cittone Institute, or Cittone (36 years), Career Education Institute, or CEI (21 years), and Southwestern College, or Southwestern (26 years). On January 11, 2005, we acquired NETI, which has been in operation for 65 years and has four campuses. Our campuses, the majority of which serve major metropolitan markets, are located in various areas throughout the United States. Four of our campuses are destination schools, which attract students from across the United States and, in some cases, from abroad. Our other campuses primarily attract students from their local communities and surrounding areas. All of our schools are nationally accredited and eligible to participate in federal financial aid programs. Southwestern received an executed provisional program participation agreement from the DOE. NETI has received an executed temporary provisional program participation agreement from the DOE.

        On January 11, 2005, we acquired the rights, title and interest in the assets used in the conduct and operation of NETI for a purchase price of approximately $20.0 million. NETI operates four schools in New Britain, Hamden, Shelton and Cromwell, Connecticut and provides programs in automotive technology, allied health, business and information technology and skilled trades, including culinary arts and nursing. This acquisition expands our presence in the northeastern U.S. and increased the number of campuses we operate from 28 to 32.

        We believe that we provide our students with the highest quality career-oriented training available for our areas of study in our markets. We offer programs in areas of study that we believe are typically underserved by traditional providers of post-secondary education and for which we believe there exists significant demand among students and employers. Furthermore, we believe our convenient class scheduling, career focused curricula and emphasis on job placement offer our students valuable advantages that have been neglected by the traditional academic sector. By combining substantial hands-on training with traditional classroom-based training led by experienced instructors, we believe we offer our students a unique opportunity to develop practical job skills in key areas of expected job demand. We believe these job skills enable our students to compete effectively for employment opportunities and to pursue on-going salary and career advancement.

History

        We were founded in 1946 as Lincoln Technical Institute, Inc. Our programs were initially focused on automotive technical education and were subsequently expanded into adjacent fields including skilled trades, business and information technology and, most recently, allied health, in order to capitalize on our expertise in creating and delivering technical education programs. In June 1999,

Stonington and Hart Capital acquired a controlling interest in us. Following the close of that transaction, David Carney was named our Chairman and Chief Executive Officer, and has worked with our senior management to refocus our business on growing our campuses and student population, expanding our areas of study and improving our operational performance. From 1999 through December 31, 2004, we have added nine schools through our acquisitions of DADC in 2000 (one campus), CEI in 2001 (two campuses), NADC in 2003 (one campus) and Southwestern in 2004 (five campuses). In that same time, we have also started eight new campuses and introduced more than 50 new programs of study across our campuses. In January 2005, we acquired NETI, which increased the number of our campuses by four. As a result of these initiatives, we have significantly grown and diversified our program offerings and student population.

Market Opportunity

        The market for post-secondary education is large and growing. Expenditures on post-secondary education in the United States totaled over $350.8 billion in the 2003-2004 academic year. The number of students in the United States obtaining some form of post-secondary education totaled 16.1 million in fall of 2002, and The National Center for Education Statistics estimates enrollments will grow to approximately 18.2 million by 2013.

        Although expenditures on and enrollment in post-secondary education as a whole do not necessarily reflect a market opportunity for the career oriented, post-secondary education sector that we serve, we believe that this sector will grow due to, among other factors, a variety of demographic and economic factors, including an increasing demand for skilled workers, an increasing wage premium for skilled workers, a growing number of high school graduates and working adults seeking post-secondary education, and market share gains from traditional academic institutions. We believe that for-profit providers will continue to increase the percentage of students served as for-profit providers are able to offer students advantages relative to traditional academic colleges and universities, including convenient course scheduling, career-oriented curricula and strong job placement opportunities. According to the DOE, over the last 25 years, enrollments at for-profit post-secondary institutions, which comprised 3.3% of total student enrollments in post-secondary institutions in 2001, have experienced a compounded annual growth rate of approximately 10% versus enrollments at traditional colleges and universities that have had a compounded annual growth rate of approximately 1% over the same time period.

        Government spending in support of post-secondary education is another significant factor supporting the growth in student enrollment. According to the DOE, total government aid to support this sector is estimated to have grown from $45 billion in the 2000-2001 academic year to over $80 billion for the fiscal 2006 budget. The federal government provides the majority of this assistance in the form of aid or loans to qualified students. The remainder of government aid comes from state and local government sources. Private third-party lenders also provide student financial aid.

        We believe there is significant and growing demand by employers for individuals possessing skills in each of our areas of study. The U.S. Department of Labor estimates that there will be approximately 4.5 million job openings due to growth and net replacements from 2002 to 2012 in careers related to the areas of study we offer. Furthermore, we believe that each of our four areas of study have strong entry-level employment opportunities and ongoing career and salary advancement potential.

        Automotive Technology.    The U.S. Department of Labor estimates that there were approximately 1,038,000 working automotive servicers and repairers in the United States in 2002, and that this number is expected to increase by 12.5% from 2002 to 2012 due to aggregate growth and net replacements of 392,000 job openings during this period. In fact, the National Auto Dealers Association cites a current shortage of approximately 60,000 automotive technicians. In addition, the U.S. Department of Labor estimates that there were approximately 267,000 bus and truck mechanics and diesel engine specialists in the United States in 2002 and that their number is expected to increase by 14.2% by 2012 due to aggregate growth and net replacements of 107,000 jobs. Replacements are being driven by the rising average age of automotive technicians in the United States, which results in the creation of "replacement" job openings when a retiring technician exits the workforce. Growth is being driven by an increase in the number of automobiles and trucks, as well as rapid technological advancement that has raised hiring standards and increased the need for continuous training. Furthermore, the recurring need for, and expense of, training has led many automotive manufacturers to outsource training previously conducted in-house or in partnership with their local dealerships.

        Allied Health.    According to the U.S. Department of Labor, allied health represents one of the fastest growing segments of the domestic economy. Of the 30 fastest growing jobs from 2002-2012, the U.S. Department of Labor anticipates that 13 will be health-related. This growing demand for allied health professionals is being driven by technological advancements in healthcare, the aging population in the United States and an increasing awareness of health-related issues, all trends which we expect to continue for the foreseeable future. The U.S. Department of Labor estimates that there were over 5.6 million allied health positions (defined to include healthcare technicians and related support occupations) in 2002 and projects that this number will increase to 7.4 million in 2012. Similar to the growth projected in the total allied health sector, we expect strong demand within our specific program areas, which include medical administrative assistant, medical assistant and pharmacy technician. According to the U.S. Department of Labor, the number of medical assistants and pharmacy technicians is expected to increase from 576,000 in 2002 to 850,000 in 2012.

        Skilled Trades.    The skilled trades industry covers a wide variety of fields, including construction, equipment installation and repair and drafting occupations. Job growth is being driven by technological advancement, as well as a shift away from traditional training sources. Many public vocational schools, which have historically trained skilled trades professionals, are suffering from reduced funding, creating increased opportunities for non-traditional providers of skilled trades programs, such as for-profit post-secondary institutions. Specifically, our program offerings include: skilled electronic systems technicians, mechanical and architectural drafting specialists and heating, ventilation and air conditioning, or HVAC, technicians. For example, the U.S. Department of Labor estimates that there were 216,000 drafters and 249,000 HVAC installers in 2002 and employment is expected to grow to 222,000 and 328,000, respectively, in these areas in 2012. In addition to the skilled trades fields that our programs cover, there is also demand for skilled trades professionals in construction, plumbing and electrical wiring. We continually evaluate opportunities to develop or acquire the curriculum to offer programs designed to prepare our graduates to enter these and other attractive skilled trade professions.

        Business and Information Technology.    Despite recent weakness in the business and information technology sector, we believe demand still exists for business and information technology professionals. According to the U.S. Department of Labor, of the top 30 fastest growing jobs, seven are IT-related. Furthermore, we believe that the industry will be positively impacted by an economic recovery and accompanying business investment that will drive the demand for IT technicians to upgrade computer hardware and install, integrate and operate new software applications. We have focused our business and information technology program offerings to the skills that we believe will be most marketable in the business and information technology job market in the coming years. Our business and information technology programs include: computer programming, software applications technology, network and PC systems technology, network systems administration, business administration and graphic design. According to the U.S. Department of Labor, there was an aggregate of 1.1 million computer programmers, software application engineers and network and computer systems administrators in 2002 and this number is expected to grow to 1.5 million in 2012.

Business Strengths

        We believe that the following strengths differentiate us from our competitors:

        Program Diversification.    We believe the breadth of our areas of study and the diversity of our offerings increase our addressable market and enhance our overall revenue stability and operational flexibility. The breadth of our areas of study improves our potential for program expansion by providing us with a broader range of areas upon which to add or expand. The diversity of our program and degree offerings broadens our addressable market by attracting a varied student population, including recent high school graduates and working adults, both men and women. Additionally, our program offerings enable us to capitalize on positive trends in certain segments of the economy while reducing our dependence on other segments, as we have recently demonstrated by expanding our allied health programs to take advantage of job growth in these areas.

        Operational Flexibility.    Our operational infrastructure is highly flexible and enables us to adapt quickly to changing market trends. Our management team is experienced in the development of new programs and curricula that we can rapidly roll out to our schools. For example, we developed several allied health programs, including Medical Assisting which was piloted in one school and then replicated across our system to an additional 13 schools. We also developed the Electronic System Technology program at our Melrose Park campus and to date have replicated it to five additional campuses. This program is designed to train students in cable systems, audio/visual circuits, computer networks, fiber optics, telecommunications and satellite systems, and other related specialized programs. We recently launched online associate degree programs and we expect to introduce other degree programs. We expect our online program offerings to broaden our market and further enhance our program flexibility. We also have substantial experience with the complex regulatory environment in which we operate and we believe this enables us to efficiently obtain the required approvals for new programs, expansion and acquisitions. We are also focused on the continual evaluation of our portfolio of schools and programs to maximize our facility utilization and can rapidly reallocate classroom space and other resources as necessary to exploit market opportunities. Finally, once we enter a new market through expansion or acquisition, our marketing and recruiting programs are designed to quickly populate the new program or school. For example, in 2002, we rapidly developed our allied health program curriculum, obtained the requisite regulatory approval, redesigned some of our classrooms and began to successfully market this new program offering. While allied health accounted for only 7% of our total enrollments as of December 31, 2002, it accounted for 24% of our total enrollments as of December 31, 2003 and 31.9% of our total enrollments as of December 31, 2004.

        Strong Brands and Geographic Presence.    We believe that our schools have established a strong competitive position in their respective local markets and significant brand recognition with prospective students and employers. The majority of our 32 campuses serve major metropolitan markets in the United States. Our LTI, DADC, NADC, Cittone, CEI, Southwestern and NETI brands provide us with local market representation in 15 states, while our destination schools—DADC, NADC, our Columbia, Maryland LTI School and our Indianapolis, Indiana LTI school—attract students from across the United States and, in some cases, from abroad. Unlike competitors with single or regional campus models, we are able to recruit effectively from a national pool of potential students while also securing job placement for our graduates on a broader basis.

        Strong Marketing and Student Recruitment.    We use a variety of marketing and recruiting methods to attract students and increase enrollments. Our program combines various methods of media advertising such as television, the Internet and print media with a team of field- and campus-based recruiting representatives. Our media advertising is directed primarily at attracting high school students and working adults to our local campuses. Our field-based recruiting representatives make presentations at high schools to attract students to our local and destination campuses while our campus-based recruiting representatives field calls from our toll-free number that is included in our advertising and follow-up with potential students on an individual basis. We continuously monitor and adjust the focus of our marketing and recruiting efforts to maximize efficiency and minimize our student acquisition costs. In addition, our administrators actively work with our current students, graduates and others to encourage referrals, which have historically represented over 20% of our new enrollments.

        Experienced Management Team.    Our senior management team has over 200 years of combined experience and an average of approximately 20 years of experience in the for-profit, post-secondary education industry. Mr. David Carney, our Chief Executive Officer, has 27 years of experience with for-profit education companies, including serving as Vice President, Chief Financial Officer and Vice President of Development for the chain of technical schools owned by British Oxygen Group Limited which he grew from four schools when he started to 25 schools ten years later. Mr. Lawrence Brown, our President and Chief Operating Officer, has over 32 years of experience in the industry. He has been with us for more than 27 years, and has performed various roles such as admissions officer/director, school director, regional Vice President and executive Vice President. Mr. Thomas McHugh, our Vice President of Compliance, has 30 years of experience with for-profit education companies, including serving as Director of Review and Analysis for Computer Learning Centers, Inc. We believe that our management team's deep understanding of the for-profit, post-secondary education industry enables us to successfully manage our operations and facilitate our growth.

Growth Strategy

        Our goal is to strengthen our role as a leading and diversified provider of career-oriented post-secondary education by continuing to pursue the following growth strategies:

        Expand Existing Areas of Study and Existing Facilities.    We believe we can leverage our existing operations to capitalize on the growing demand from students and employers in our local markets. We are adding new programs and degree offerings in our current areas of study and are expanding several of our campus facilities.

  •
  Expand Existing Areas of Study. We are expanding our program offerings in our existing areas of study by replicating existing programs, developing new, but related, programs and increasing our degree offerings.

  •
  We replicate programs by taking the curriculum for an existing program at one school and introducing it to other schools across our campus base. The replication of our Electronic System Technician, or EST, program, which we introduced at one school in September 2001, three schools in 2003 and two schools in 2004, is an example of the success of our program replication. We plan to further replicate our EST program at additional locations in the future.

  •
  The development of new, but related, programs in existing areas of study allows us to expand our program offerings and increase enrollments at a relatively low cost. For example, our recently developed pharmacy technician program leverages our existing allied health expertise and infrastructure while attracting a new base of students and satisfying employers' evolving needs. We are currently developing three new allied health programs and one new skilled trades program.

  •
  We believe expanding our associate degree offerings will increase our average enrollments and the average length of stay of our students, broaden our addressable market and diversify our student demographics. We currently offer associate degrees in selected programs at thirteen of our campuses and are seeking to offer associate degrees at nine additional campuses.

  •
  Expand Existing Facilities. We are expanding our existing facilities by renovating certain schools and relocating other schools to expand capacity. This will enable us to roll out new programs and attract more students. For example, we moved to a new facility in June 2004 in Indianapolis,

    Indiana which accommodates 2,200 students, nearly doubling the capacity of our two other facilities in that city. This additional space will allow us to grow our student population and further diversify our product offering. We moved into a new 40,000 square foot facility in October 2004 in Lincoln, Rhode Island which allowed us to consolidate facilities into one location and more than double our classroom space. Operationally, we believe these new facilities will be more efficient to manage and will accommodate increased enrollments and programs.

        Enter New Geographic Markets and New Areas of Study.    We believe we can increase our student enrollments by entering selected new geographic markets and new areas of study. We target new markets and areas of study that we believe have significant growth potential and where we can leverage our reputation and operating expertise. We expect that our entrance into new geographic markets and areas of study will increase our diversification and potential for future program expansion.

  •
  Enter New Geographic Markets. We continuously evaluate entry into markets where we can start new schools. In the summer of 2001, we acquired eight schools that we consider start-ups because they did not have any students or staff. In starting these schools, we obtained the necessary government approvals for financial aid, hired teaching professionals and administrative staff, implemented our programs, marketed the schools under new brands and successfully populated the schools with students. Our reputation, experienced regulatory personnel and management expertise enabled us to begin accepting students in all of these schools within six months of acquisition. Today, these schools enroll more than 2,500 students. Our most recent start-up is in partnership with the Greater New York Area Automobile Dealers Association (GNYADA), and is expected to offer programs in automotive technology starting in 2005. Construction has begun on our facility in Queens, New York and this location will allow us to capitalize on the significant employer and student demand in an attractive market that we believe is currently underserved.

  •
  Enter New Areas of Study. We continuously evaluate new, high-growth areas of study that are in demand by students and employers. For example, in 2002, we targeted allied health and successfully developed and launched a suite of programs in that area of study. We typically require six to 18 months to develop new programs and to obtain necessary regulatory approvals. On January 11, 2005, we acquired NETI, which offers programs in the culinary arts and nursing, which are new programs for us. In addition, in 2005 we intend to roll-out a new program for dental assistants.

        Opportunistically Pursue Strategic Acquisitions.    In evaluating potential acquisitions, we seek to identify schools with the potential for program replication at our existing campuses, new areas of study, new markets with attractive growth opportunities and advanced degree programs. We also look for schools whose operations we can improve by leveraging our sales and marketing expertise, business management systems and our experienced management team. In 2003, we acquired NADC, which provided us entry into the attractive Nashville, Tennessee market. We were able to successfully leverage our expertise and improve the operating income margins at NADC from 3.9% to 18.0% in the twelve months following the acquisition. In January 2004, we completed our acquisition of Southwestern and on January 11, 2005, we completed the acquisition of NETI. We continue to evaluate attractive acquisition candidates and believe that we will be successful in locating such candidates.

        Introduce Online Education Alternatives.    We recently launched our online initiative to capitalize on the rapidly growing demand for, and flexibility provided by, online education alternatives. Initially, we are offering our diploma graduates the opportunity to earn their associate degree online and we expect to expand our offering to include other degree programs. We began offering on-line courses in mid-2004. This should broaden our addressable market and be an attractive option for students without the geographic or financial flexibility to enroll in campus-based programs. We believe that we will be able to leverage our existing programs and campuses, as well as our relationship with eCollege.com, a provider of technology and services for online learning programs, in developing our online offerings. We initially plan to use our online offerings to enable certificate and diploma automotive students and graduates to obtain an associate degree. These students or graduates must complete a series of general education courses, which are conducive to being offered online, to obtain an associate degree. We do not anticipate that these online offerings will contribute meaningfully to our 2005 revenues.

        We have a two year contract with eCollege that expires June 12, 2005, and we are currently negotiating a new contract. Under the terms of the existing contract, eCollege provides us with a website housed on eCollege servers which serves as a portal for students to access our on-line curriculum. The eCollege platform tracks all interaction between the student and the instructor. In addition, we purchased $75,000 of prepaid professional services of which approximately $25,000 remains to be used. The professional services were for customization of the eCollege portal and course design and development.

Programs and Areas of Study

        We structure our program offerings to provide our students with practical, career-oriented education and position our students for attractive entry-level job opportunities in their chosen fields. Our programs are designed to be completed in 24 to 100 weeks. Tuition ranges from $8,000 to $26,000, depending on the length of the program and the area of study. All of our schools offer diploma and certificate programs and currently twelve of our schools also offer associate degree programs. In order to accommodate the schedules of our students and maximize classroom utilization, we typically offer courses five days a week in three shifts a day and start new classes every month. We update and expand our programs frequently to reflect the latest technological advances in the field, providing our students with the specific skills and knowledge required in the current marketplace. Classroom instruction combines lectures and demonstrations by our experienced faculty with comprehensive hands-on laboratory exercises in simulated workplace environments.

        The following table lists the programs offered and the number of students enrolled in each area of study as of December 31, 2004.

Programs Offered
Area of Study	Associate	Diploma and Certificate(1)	Enrollment	Percent of Total Enrollment
Automotive Technology	Auto Service Management, Collision Repair, Diesel Technology, Diesel & Truck Service Management	Automotive Mechanics, Automotive Technology, Collision Repair, Diesel Truck Mechanics, Diesel Technology, Diesel & Truck Technology, Master Automotive Technology	7,917	47.5%
Allied Health	—	Medical Administrative Assisting, Medical Assisting, Pharmacy Technology, Therapeutic Massage & Body Technology	5,311	31.9%
Skilled Trades	Mechanical/Architectural Drafting, Electronics Engineering Technology	Electronic Servicing, Electronics Engineering Technology, Electronics System Technology, HVAC, Mechanical/Architectural Drafting	1,710	10.2%
Business and Information Technology	PC Systems & Networking Technology	Business Administration, Computer Programming with Web Technology, Graphic Web Design, Network Systems Administrating, PC Support Technology	1,726	10.4%

	Total:		16,664	100.0%

(1)
Additional programs in development: Dental Assisting, Billing and Coding, Health Information Technology, and Electrician. Upon our acquisition of NETI in January 2005, we added programs in nursing, electrical and culinary arts.

        Automotive Technology.    Automotive technology represents our largest area of study, with 47.5% of our enrollments as of December 31, 2004. Our automotive technology programs are 24 to 100 weeks in length, with tuition rates of $8,000 to $24,000. We believe we are a leading provider of automotive technology education in each of our local markets. Graduates of our programs are qualified to obtain entry level employment ranging from positions as technicians and mechanics to various apprentice level positions. Our graduates are employed by a wide variety of employers, ranging from automotive and diesel dealers, independent auto body paint and repair shops, to trucking and construction companies.

        In 2002, we signed a lease on a new 48,000 square-foot facility in Queens, New York that we expect to open in the third quarter of 2005. This school will offer courses in automotive technology and will operate under the LTI brand name in partnership with GNYADA. GNYADA represents over 500 dealers in New York and Connecticut that comprise a large source of potential employers for our graduates, both at Queens and at our other automotive schools. We expect that we will be able to leverage our current advertising in the New York city television market to not only offer potential students who could not travel to one of our New Jersey schools a closer-to-home opportunity, but also to gain access to the entire eastern Long Island and southern Connecticut markets.

        We have a partnership with BMW that offers our automotive technology students the opportunity to work for BMW through the Service Technician Education Program (STEP). The STEP program is a "graduate" school program for individuals who have successfully earned an automotive certification either at one of our schools or any of our competitor's schools. Students who are admitted to the STEP program have their tuition paid for by BMW and upon successfully completing the program are typically employed as BMW mechanics. The BMW STEP program commenced at our Columbia, Maryland facility in the second quarter of 2004. Our partnership with BMW signifies our high quality education capabilities and is an attractive marketing program.

        All of our LTI schools, with the exception of our Allentown campus, offer programs in automotive technology, in most cases in addition to other technical programs. DADC and NADC, which we acquired in 2000 and 2003, respectively, currently offer programs exclusively in automotive technology. DADC, NADC, our Columbia, Maryland LTI school and our Indianapolis, Indiana LTI schools are destination schools, attracting students from throughout the United States and, in some cases, from abroad.

        Allied Health.    As of December 31, 2004, allied health represented our second largest area of study, with 31.9% of our total enrollments up from 7.0% in 2002. Our allied health programs are 30 to 65 weeks in length, with tuition rates of $8,000 to $12,000. Graduates of our programs are qualified to obtain positions such as medical administrative assistant, EKG technician, claims examiner and pharmacy technician. Our graduates are employed by a wide variety of employers, including hospitals, laboratories, insurance companies, doctors' offices and pharmacies.

        Our medical assistant and medical administrative assistant programs are our largest allied health programs. We recently received the necessary regulatory approvals for our therapeutic massage & body technology program, which we have introduced in eleven campuses and we offer our pharmacy technician program which we offer in nine of our campuses. We expect to augment these existing allied health programs with a new program in dental assisting and we are considering adding billing and coding and health information technology to our program offerings.

        We offer allied health programs at all of our Cittone and CEI schools, Southwestern College, and our Allentown, Pennsylvania and Melrose, Illinois LTI schools.

        Skilled Trades.    As of December 31, 2004, 10.2% of our students were enrolled in our skilled trades programs. Our skilled trades programs are 24 to 88 weeks in length, with tuition rates of $8,000 to $24,000. Our skilled trades programs include heating, ventilation and air conditioning repair, drafting and computer-aided design and EST. Graduates of our programs are qualified to obtain entry level employment positions such as cable, wiring and HVAC installers and servicers and drafting technicians. Our graduates are employed by a wide variety of employers, including residential and commercial telecommunications companies and architectural firms.

        We created our own in-house EST program in 2001 by partnering with two industry groups, Electronic Systems Technician Consortium and the National Center for Construction Education and Research. We have introduced our EST program to six of our campuses and plan to expand it to additional campuses. Students in these programs are trained to install and service equipment such as alarm systems, cable infrastructure, home entertainment systems, fiber-optic wiring in homes and offices, and satellite and telecommunication systems.

        We offer skilled trades programs at seven of our eight LTI schools (all but the Philadelphia, Pennsylvania campus).

        Business and Information Technology.    As of December 31, 2004, 10.4% of our students were enrolled in our business and information technology programs. Our business and information technology programs are 30 to 64 weeks in length, with tuition rates of $11,000 to $26,000. We experienced a decline in our business and information technology programs between the years 2000 and 2003 due to weakness in the economy and reduced demand for IT professionals. We therefore reduced our exposure to this area by developing our in-house allied health and EST programs in 2001 and 2002. However, we remain committed to the IT industry and expect this to be an important area of growth, especially as the economy recovers, business investment in hardware and software increases and the rapid technological advancement of computer applications continues. We have focused our current program offerings on those that are most in demand, such as our PC systems technician, network systems administrator and business administration specialist programs.

        We offer business and information technology programs at all of our Cittone and CEI schools, in addition to two of our LTI schools (Columbia, Maryland and Allentown, Pennsylvania campuses) and all of our Southwestern schools.

Marketing and Student Recruitment

        We utilize a variety of marketing and recruiting methods to attract students and increase enrollments. Our marketing and recruiting efforts are targeted at potential students who are entering the workforce, or who are underemployed or unemployed and require additional training to enter or re-enter the workforce.

        Marketing.    Our marketing program utilizes media advertising such as television, the Internet, and various print media and is enhanced by referrals. We continuously monitor and adjust the focus of our marketing efforts to maximize efficiency and minimize our student acquisition costs.

  •
  Media.    Our media advertising is directed primarily at attracting students from the local areas in which our schools operate. Television advertising, which is coordinated by a national buyer, is our most successful medium, generating approximately one third of our new enrollments in 2004. Systems we have developed enable us to closely monitor and track the effectiveness of each advertisement on a daily or weekly basis and make adjustments accordingly. The Internet is our second most successful medium and its effectiveness is rapidly increasing. We also advertise via direct mail, in telephone directories and in newspapers.

  •
  Referrals.    Referrals from current students, high school counselors and satisfied graduates and their employers have historically represented over 20% of our new enrollments. Our school administrators actively work with our current students to encourage them to recommend our programs to potential students. We continue to build strong relationships with high school guidance counselors and instructors by offering annual seminars at our training facilities to further educate these individuals on the strengths of our programs. Graduates who have gone on to enjoy success in the workforce frequently recommend our programs, as do local business owners who are pleased with the performance of our graduates whom they have hired.

        Recruiting.    Our recruiting efforts are conducted by a group of field- and campus-based representatives who meet directly with potential students during presentations conducted at high schools, in the potential student's home or during a visit to one of our campuses.

  •
  Field-Based Recruiting.    Our field-based recruiting representatives make presentations at high schools to attract students to both our local and destination campuses. Our field-based representatives also visit directly with potential students in their homes. We estimate that in the year ended December 31, 2004, our 178 field-based representatives made approximately 7,492 visits (excluding representatives from NADC) to high schools and student homes, a 22% increase from the prior year. Over the last three years, we have recruited approximately 25% of our students directly out of high school.

  •
  Campus-Based Recruiting.    When a potential student is identified through our marketing and recruiting efforts, one of our 170 campus-based representatives is paired with the potential student to follow up on an individual basis. Our media advertisements contain a unique toll-free number and our telephone system automatically directs the call to the campus nearest the caller. One of our campus-based recruiting representatives responds, typically within 24 hours, to these inquiries and other inquiries generated by our marketing efforts to explain the opportunities available within each program, schedule an appointment for the potential student to visit the school and arrange a tour of the school's facilities.

Student Admissions, Enrollment and Retention

        Admissions.    In order to attend our schools, students must complete an application and pass an entry examination. While each of our programs has different admissions criteria, we screen all applications and counsel the students on the most appropriate program to increase the likelihood that our students complete the requisite coursework and obtain and sustain employment following graduation.

        Enrollment.    We enroll students continuously throughout the year, with our largest classes enrolling in late summer or early fall following high school graduation. We had 16,664 students enrolled as of December 31, 2004 and our average enrollment for the year ended December 31, 2004 was 16,226 students, an increase of 30.3% from December 31, 2003. Excluding our acquisition of Southwestern in January 2004, our average enrollments would have increased by 22.4%. For the year ended December 31, 2003, we had average enrollments of 12,487 students, a 36.4% increase over average enrollments of 9,155 in 2002. Excluding our acquisition of NADC in February 2003, our average enrollments were 11,227 students, a 22.6% increase over the prior year.

        Retention.    To maximize student retention, the staff at each school is trained to recognize the early warning signs of a potential drop and to assist and advise students on academic, financial, employment and personal matters. We monitor our retention rates by instructor, course, program and school. When we notice that a particular instructor or program is experiencing a higher than normal dropout rate, we quickly determine the cause of the problem and attempt to correct it. When we notice that a student is having trouble academically, we provide tutoring.

Job Placement

        We believe that securing employment for our graduates is critical to our ability to attract high quality students. In addition, high job placement rates result in low student loan default rates, an important requirement for continued participation in Title IV Programs. See "Regulatory Environment—Regulation of Federal Student Financial Aid Programs." Accordingly, we dedicate significant resources to maintaining an effective graduate placement program. Our non-destination schools work closely with local employers to ensure that we are training students with skills that employers want. Each school has an advisory council made up of local employers who provide us with direct and immediate feedback on how well we are preparing our students to succeed in the workplace. This enables us to tailor our programs to the market. For example, part of a student's grade is dependent upon attendance and appearance because employers want their employees to be punctual and to have a professional appearance. The placement staff in each of our destination schools maintains databases of potential employers throughout the country, allowing us to place students in the market of their choice upon graduation. We also have internship programs that provide our students with opportunities to work with employers prior to graduation. For example, some of the students in our automotive programs have the opportunity to complete a portion of their hands-on training while working with a potential employer. In addition, some of our allied health students are required to participate in an internship program during which they work in the field as part of their career training. Students that participate in these programs often go on to work for the same business upon graduation. We also assist students with resume writing, interviewing and other job search skills.

        Our placement rates in 2002, 2003 and 2004 were 83.3%, 84.6% and 86.7%, respectively, of our graduates obtaining employment in their field prior to March 1 of the year following the year of their graduation. Throughout this period, our placement rate for our automotive technology graduates has consistently exceeded 89.0%. Many of our automotive technology graduates are employed by dealership and repair centers. Many of our non-auto graduates are placed with local employers such as small businesses, national chains and doctors' offices.

Faculty and Employees

        We hire our faculty in accordance with established criteria, including relevant work experience, educational background and accreditation and state regulatory standards. We require meaningful industry experience of our teaching staff in order to maintain the quality of instruction in all of our programs and to address current and industry-specific issues in our course content. In addition, we provide intensive instructional training and continuing education, including quarterly instructional development seminars, annual reviews, technical upgrade training, faculty development plans and weekly staff meetings.

        The staff of each school typically includes a school director, a director of graduate placement, an education director, a director of student services, a financial-aid director, an accounting manager and a director of admissions, all of whom are industry professionals with experience in our areas of study.

        As of December 31, 2004, we had approximately 2,350 employees, including 818 full-time faculty and 275 part-time instructors, and 239 of our teaching professionals at four of our campuses are represented by unions. These employees are covered by collective bargaining agreements that expire in 2005 through 2006. Contract negotiations with regard to the two collective bargaining agreements expiring in 2005 are expected to begin in July and August of this year. We believe that we have good relationships with these unions.

        We have had no work stoppages at any of our campuses in the past 20 years.

Intellectual Property

        Lincoln Educational Services®, Lincoln Technical Institute®, Lincoln Tech®, LTI®, New England Technical Institute®, NETI®, New England Tech®, Center for Culinary Arts®, The Cittone Institute®, DOC® and DOC and design (a logo for our "Doctors Office Classroom" program) are our registered trademarks. CEI, Career Education Institute, is our registered mark in various states.

Competition

        The for-profit post-secondary education industry is highly competitive and highly fragmented, with no one provider controlling significant market share. Direct competition between career-oriented schools and traditional four-year colleges or universities is limited. Thus, our main competitors are other for-profit, career-oriented schools, as well as public and private two-year junior and community colleges. Competition is generally based on location, the type of programs offered, the quality of instruction, placement rates, reputation, recruiting and tuition rates. Public institutions are generally able to charge lower tuition than our schools, due in part to government subsidies and other financial sources not available to for-profit schools. In addition, some of our private competitors have a more extended or dense network of schools and campuses than we do, which enables them to recruit students more efficiently from a wider geographic area. Nevertheless, we believe that we are able to compete effectively in our local markets because of the diversity of our program offerings, quality of instruction, the strength of our brands, our reputation and our success in placing students with employers.

        We compete with every institution that is eligible to receive Title IV funding. This includes four-year not-for-profit public and private colleges and universities, community colleges and all for-profit institutions whether they are four years, two years or less. Our competition differs in each market depending on the curriculum that we offer. For example, a school offering automotive, allied health and skilled trades programs will have a different group of competitors than a school offering allied health, business/IT and skilled trades. Also, because schools can add new programs within six to twelve months, new competitors can emerge relatively quickly. Moreover, with the introduction of online learning, the number of competitors in each market has increased because students can now stay local but learn from a non-local institution.

        Notwithstanding the above, today we mainly compete with community colleges and other career schools, both for-profit and not-for-profit. We focus on programs that are in high demand and are offered by as few competitors as possible. We compete against community colleges by seeking to offer more frequent start dates, more flexible hours, better instructional resources, more hands on training, shorter program length and greater assistance with job placement. We compete against the other career schools by seeking to offer a higher quality of education, higher quality instructional equipment and a better overall value. On average each of our schools has at least three direct competitors and at least a dozen indirect competitors. As we continue to add courses and degree programs, our addressable market increases and thus we face increased competition.

        While competition with four-year institutions is more limited, we do compete with two-year traditional private and public institutions.

Facilities

        We lease all of our facilities, except for our former Indianapolis, Indiana campus, our Nashville, Tennessee campus and our Cincinnati (Tri-County) campus, which we own. Four of our facilities (Union, New Jersey; Allentown, New Jersey; Philadelphia, Pennsylvania; and Grand Prairie, Texas) are also accounted for by us under a finance lease obligation as further described in Note 12 to the audited consolidated financial statements included elsewhere in this prospectus. We continue to re-evaluate our facilities to maximize our facility utilization and efficiency and to allow us to introduce new programs and attract more students. We entered into a 15-year lease for a 126,000 square foot facility in Indianapolis, which replaced our existing facility in that city. We also entered into a ten-year lease for a 40,000 square foot facility in Lincoln, Rhode Island, which replaced our existing facilities in that city. In addition, in July 2002, we signed a lease for a new 48,000 square-foot facility in Queens, New York, which we expect to open in the third quarter of 2005. During 2003, we moved all of our Boston, Massachusetts students into our Somerville, Massachusetts campus. All of our existing leases expire between October 2005 and November 2020, with the exception of one lease representing a total of

10,000 square feet that we lease on a month-to-month basis. We have entered into a letter of intent to sell our former Indianapolis, Indiana campus which we own. These assets were classified as available for sale as of July 1, 2004.

        The following table provides information relating to our facilities as of December 31, 2004, including our corporate offices:

Location	Brand	Approximate Square Footage
Union, New Jersey	Lincoln Technical Institute	60,000
Mahwah, New Jersey	Lincoln Technical Institute	79,000
Allentown, Pennsylvania	Lincoln Technical Institute	26,000
Philadelphia, Pennsylvania	Lincoln Technical Institute	33,000
Columbia, Maryland	Lincoln Technical Institute	91,000
Indianapolis, Indiana(1)	Lincoln Technical Institute	182,000
Melrose Park, Illinois	Lincoln Technical Institute	67,000
Grand Prairie, Texas	Lincoln Technical Institute	48,000
Denver, Colorado	Denver Automotive & Diesel College	78,000
Nashville, Tennessee	Nashville Auto Diesel College	278,000
Edison, New Jersey	Cittone Institute	64,000
Mt. Laurel, New Jersey	Cittone Institute	26,000
Philadelphia, Pennsylvania	Cittone Institute	37,000
Northeast Philadelphia, Pennsylvania	Cittone Institute	45,000
Plymouth Meeting, Pennsylvania	Cittone Institute	30,000
Paramus, New Jersey	Cittone Institute	27,000
Boston, Massachusetts	Career Education Institute	7,000
Brockton, Massachusetts	Career Education Institute	10,000
Lincoln, Rhode Island	Career Education Institute	40,000
Lowell, Massachusetts	Career Education Institute	20,000
Somerville, Massachusetts	Career Education Institute	33,000
Norcross, Georgia	Career Education Institute	27,000
Marietta, Georgia	Career Education Institute	16,000
Henderson, Nevada	Career Education Institute	27,000
Dayton, Ohio	Southwestern College	9,000
Franklin, Ohio	Southwestern College	14,000
Cincinnati, Ohio	Southwestern College	10,000
Cincinnati (Tri-County), Ohio	Southwestern College	15,000
Florence, Kentucky	Southwestern College	9,000
West Orange, New Jersey	Corporate Offices	41,000

(1)
Our Indianapolis, Indiana school is currently comprised of two facilities: a 55,900 square foot facility that we own and a 126,000 square foot facility that we lease. We have entered into a letter of intent to sell the owned facility and have classified these assets as available for sale on July 1, 2004.

Legal Proceedings

        In the ordinary conduct of our business, we are subject to periodic lawsuits, investigations and claims, including, but not limited to, claims involving students or graduates and routine employment matters. Although we cannot predict with certainty the ultimate resolution of lawsuits, investigations and claims asserted against us, we do not believe that any currently pending legal proceeding to which we are a party will have a material adverse effect on our business or financial condition.

        Since May 2002, we have been involved in litigation brought by two former employees acting as "relators" under the qui tam provisions of the federal False Claims Act, 31 U.S.C. §§ 3729-33, or FCA. The relators have alleged that we violated Title IV Program requirements that prohibit the payment of commissions, bonuses or other incentive payments to admissions and recruitment personnel based upon their success in securing enrollments, and that our participation in the federal student aid programs under these circumstances constituted actionable "false claims" within the meaning of federal law. The "relators" are seeking to recover, on behalf of themselves and the United States government, treble damages and a civil penalty of $5,000-$10,000 for each action that violated the FCA as well as their costs and reasonable attorney fees. The relators are pursuing the litigation against us on their own, without the involvement or support of the U.S. Department of Justice, which had given notice, after investigation, of its intention not to participate in the case. On September 3, 2003, after full briefing of the issues by the parties, the district court granted our motion and dismissed the entire action, with prejudice. The relators appealed the ruling to the United States Court of Appeals for the Fifth Circuit, which affirmed the District Court's dismissal of the case on October 15, 2004. The relators subsequently served upon us a petition for a Writ of Certiorari with the Supreme Court of the United States and the petition was docketed in the Supreme Court on March 10, 2005. We would vigorously defend the rulings of the District Court and the Fifth Circuit if the Supreme Court granted the writ.

REGULATORY ENVIRONMENT

        Students attending our schools finance their education through a combination of family contributions, individual resources and federal financial aid programs. Each of our schools participates in the federal programs of student financial aid authorized under Title IV Programs, which are administered by the DOE. For the year ended December 31, 2004, approximately 81% (calculated on a cash basis of accounting) of our revenues were derived from the Title IV Programs. Students obtain access to federal student financial aid through a DOE prescribed application and eligibility certification process. Student financial aid funds are generally made available to students at prescribed intervals throughout their predetermined expected length of study. Students typically use the funds received from the federal financial aid programs to pay their tuition and fees. The transfer of funds from the financial aid programs are to the student, who then applies those funds to the cost of their education.

        In connection with the students' receipt of federal financial aid, our schools are subject to extensive regulation by governmental agencies and licensing and accrediting bodies. In particular, the Title IV Programs, and the regulations issued thereunder by the DOE, subject us to significant regulatory scrutiny in the form of numerous standards that each of our schools must satisfy in order to participate in the various federal student financial aid programs. To participate in the Title IV Programs, a school must be authorized to offer its programs of instruction by the applicable state education agencies in the states in which it is physically located, be accredited by an accrediting commission recognized by the DOE and be certified as an eligible institution by the DOE. The DOE defines an eligible institution to consist of both a main campus and its additional locations, if any. Each of our schools is either a main campus or an additional location of a main campus. Each of our schools is subject to extensive regulatory requirements imposed by state education agencies, accrediting commissions, and the DOE. Our schools also participate in other federal and state financial aid programs that assist students in paying the cost of their education.

State Authorization

        Each of our schools must be authorized by the applicable education agencies in the states in which the school is physically located and, in some cases other states, in order to operate and to grant degrees, diplomas or certificates to its students. State agency authorization is also required in each state in which a school is physically located in order for the school to become and remain eligible to participate in Title IV Programs. Currently, each of our schools is authorized by the applicable state education agencies in the states in which the school is physically located and in which it recruits students.

        Our schools are subject to extensive, ongoing regulation by each of these states. State laws typically establish standards for instruction, qualifications of faculty, location and nature of facilities and equipment, administrative procedures, marketing, recruiting, financial operations and other operational matters. State laws and regulations may limit our ability to offer educational programs and to award degrees, diplomas or certificates. Some states prescribe standards of financial responsibility that are different from, and in certain cases more stringent than, those prescribed by the DOE. Some states require schools to post a surety bond. Currently, we have posted surety bonds on behalf of our schools and education representatives with multiple states in a total amount of approximately $8.6 million. These bonds are backed by $2.4 million of letters of credit.

        If any of our schools fail to comply with state licensing requirements, they are subject to the loss of state licensure or accreditation. If any one of our schools lost its authorization from the education agency of the state in which the school is located, that school and its related main campus and/or additional locations would lose its eligibility to participate in Title IV Programs, be unable to offer its programs and we could be forced to close that school. If one of our schools lost its state authorization from a state other than the state in which the school is located, the school would not be able to recruit students in that state. We believe that each of our schools is in substantial compliance with the applicable education agency requirements in each state in which it is physically located.

        Due to state budget constraints in other states in which we operate, it is possible that those states may reduce the number of employees in, or curtail the operations of, the state education agencies that authorize our schools. A delay or refusal by any state education agency in approving any changes in our operations that require state approval could prevent us from making such changes or could delay our ability to make such changes.

Accreditation

        Accreditation is a non-governmental process through which a school submits to ongoing qualitative review by an organization of peer institutions. Accrediting commissions primarily examine the academic quality of the school's instructional programs, and a grant of accreditation is generally viewed as confirmation that the school's programs meet generally accepted academic standards. Accrediting commissions also review the administrative and financial operations of the schools they accredit to ensure that each school has the resources necessary to perform its educational mission.

        Accreditation by an accrediting commission recognized by the DOE is required for an institution to be certified to participate in Title IV Programs. In order to be recognized by the DOE, accrediting commissions must adopt specific standards for their review of educational institutions. Ten of our campuses, plus the additional four campuses we acquired as a result of our acquisition of NETI, are accredited by the Accrediting Commission of Career Schools and Colleges of Technology, or ACCSCT, and 18 of our campuses are accredited by the Accrediting Council for Independent Colleges and Schools, or ACICS. ACCSCT and ACICS are accrediting commissions recognized by the DOE. The following is a list of the dates in which each campus was accredited by its accrediting commission and the date by which its accreditation must be renewed.

  ACCSCT Reaccreditation Dates

School	Last Accreditation Letter	Next Accreditation
Philadelphia, PA	May 2003	May 2008
Union, NJ	June 2004	February 2009
Mahwah, NJ*	August 1999	August 2009
Melrose Park, IL	March 2005	November 2009
Denver, CO	February 2001	February 2006
Columbia, MD	March 2002	March 2007
Grand Prairie, TX	June 2002	June 2007
Allentown, PA	January 2002	January 2007
Nashville, TN	May 2002	May 2007
Indianapolis, IN	November 2002	November 2007
New Britain, CT	January 2003	January 2008
Shelton, CT**	September 2003	September 2005
Cromwell, CT**	November 2004	November 2006
Hamden, CT**	July 2002	July 2007

*
Branch campus of main campus in Union, NJ

**
Branch campus of main campus in New Britain, CT

  ACICS Reaccreditation Dates

School	Last Accreditation Letter	Next Accreditation
Brockton, MA****	April 14, 2005	December 31, 2008
Henderson, NV****	April 14, 2005	December 31, 2008
Lincoln, RI	April 14, 2005	December 31, 2008
Lowell, MA**	December 19, 2002	December 31, 2004	(1)
Somerville, MA	May 1, 2002	December 31, 2004	(1)
Center City, PA*	April 30, 2003	December 31, 2006
Edison, NJ	April 30, 2003	December 31, 2006
Marietta, GA****	April 14, 2005	December 31, 2008
Mt. Laurel, NJ*	April 30, 2003	December 31, 2006
Norcross, GA****	April 14, 2005	December 31, 2008
Paramus, NJ*	April 30, 2003	December 31, 2006
Philadelphia, PA*	April 30, 2003	December 31, 2006
Plymouth Meeting, PA*	April 30, 2003	December 31, 2006
Dayton, OH	August 23, 2004(2)	December 31, 2005
Vine Street, OH***	August 23, 2004(2)	December 31, 2005
Northland Blvd., OH***	August 23, 2004(2)	December 31, 2005
Franklin, OH***	August 23, 2004(2)	December 31, 2005
Florence, KY***	August 23, 2004(2)	December 31, 2005

*
Branch campus of main campus in Edison, NJ

**
Branch campus of main campus in Somerville, MA

***
Branch campus of main campus in Dayton, OH

****
Branch campus of main campus in Lincoln, NJ

(1)
We are in the process of obtaining a new accreditation letter.

(2)
Date of letter reconfirming accreditation upon acquisition. The last accreditation letter was dated May 1, 2002.

        If one of our schools fails to comply with accrediting commission requirements, the institution and its main and/or branch campuses are subject to the loss of accreditation. If any one of our schools lost its accreditation, students attending that school would no longer be eligible to receive Title IV Program funding, and we could be forced to close that school. Our Edison school (including its branch campuses in Mt. Laurel, Paramus, Philadelphia, Northeast Philadelphia and Plymouth Meeting) and our Somerville school (including its branch campus in Lowell) are presently under financial review with ACICS. Under financial review, the schools are required to submit to ACICS financial reports on a quarterly basis. While under financial review, an institution must obtain approval from ACICS before applying to add a new non-main location and may be required to request permission to submit a new program application. We believe that each of our schools is in substantial compliance with its respective accrediting commission's standards.

Nature of Federal and State Support for Post-Secondary Education

        The federal government provides a substantial part of its support for post-secondary education through Title IV Programs, in the form of grants and loans to students who can use those funds at any institution that has been certified as eligible by the DOE. Most aid under Title IV Programs is awarded on the basis of financial need, generally defined as the difference between the cost of attending the institution and the expected amount a student and his or her family can reasonably contribute to that cost. All recipients of Title IV Program funds must maintain a satisfactory grade point average and progress in a timely manner toward completion of their program of study. In addition, each school must ensure that Title IV Program funds are properly accounted for and disbursed in the correct amounts to eligible students.

        Students at our schools receive grants and loans to fund their education under the following Title IV Programs: (1) the Federal Family Education Loan, or FFEL, program, (2) the Federal Pell Grant, or Pell, program, (3) the Federal Supplemental Educational Opportunity Grant, or FSEOG, program, and (4) the Federal Perkins Loan, or Perkins, program.

        FFEL.    Under the FFEL program, banks and other lending institutions make loans to students or their parents. If a student or parent defaults on a loan, payment is guaranteed by a federally recognized guaranty agency, which is then reimbursed by the DOE. Students with financial need qualify for interest subsidies while in school and during grace periods. For the year ended December 31, 2004, we derived approximately 60% respectively of our Title IV revenues (calculated on the cash basis of accounting) from the FFEL program.

        Pell.    Under the Pell program, the DOE makes grants to students who demonstrate the greatest financial need. For the year ended December 31, 2004, we derived less than 20% of our revenues (calculated on the cash basis of accounting) from the Pell program.

        FSEOG.    FSEOG grants are designed to supplement Pell grants for students with the greatest financial needs. An institution is required to make a 25% matching contribution for all funds received from the DOE under this program. For the year ended December 31, 2004, we received less than 1% of our revenues (calculated on the cash basis of accounting) from the FSEOG program.

        Perkins.    Perkins loans are made from a revolving institutional account, 75% of which is capitalized by the DOE and the remainder by the institution. Each institution is responsible for collecting payments on Perkins loans from its former students and lending those funds to currently enrolled students. Defaults by students on their Perkins loans reduce the amount of funds available in the applicable school's revolving account to make loans to additional students, but the school does not have any obligation to guarantee the loans or repay the defaulted amounts. For the year ended December 31, 2004, we derived less than 1% of our revenues (calculated on the cash basis of accounting) from the Perkins program.

Other Financial Assistance Programs

        Some of our students receive financial aid from federal sources other than Title IV Programs, such as the programs administered by the U.S. Department of Veterans Affairs and under the Workforce Investment Act. In addition, many states also provide financial aid to our students in the form of grants, loans or scholarships. The eligibility requirements for state financial aid and these other federal aid programs vary among the funding agencies and by program. Several states that provide financial aid to our students are facing significant budgetary constraints. We believe that the overall level of state financial aid for our students is likely to decrease in the near term, but we cannot predict how significant any such reductions will be or how long they will last.

        In addition to Title IV and other government-administered programs, all of our schools are eligible to participate in alternative loan programs for their students. Alternative loans fill the gap between what the student receives from all financial aid sources and what the student may need to cover the full cost of their education. Students or their parents can apply to a number of different lenders for this funding at current market interest rates.

Reorganization

        We were founded in 1946 as Lincoln Technical Institute, Inc. In February 2003, we reorganized our corporate structure to create a holding company, Lincoln Educational Services Corporation. The ownership of Lincoln Education Services Corporation was identical to that of Lincoln Technical Institute, Inc. immediately prior to this reorganization. We subsequently began operating our entire organization under the Lincoln Educational Services Corporation name; however, before this reorganization, all of our interaction with the DOE, state and federal regulators and accrediting agencies was conducted by Lincoln Technical Institute, Inc.

Regulation of Federal Student Financial Aid Programs

        To participate in Title IV Programs, an institution must be authorized to offer its programs by the relevant state education agencies, be accredited by an accrediting commission recognized by the DOE and be certified as eligible by the DOE. The DOE will certify an institution to participate in Title IV Programs only after the institution has demonstrated compliance with the HEA and the DOE's extensive regulations regarding institutional eligibility. The DOE defines an institution to consist of both a main campus and its additional locations, if any. Under this definition, for DOE purposes, we have the following 14 institutions, collectively consisting of 14 main campuses and 18 additional locations:

Brand	Main Campus(es)	Additional Location(s)
Lincoln Technical Institute	Indianapolis, IN Philadelphia, PA Columbia, MD Grand Prairie, TX Melrose Park, IL Union, NJ Allentown, PA	Mahwah, NJ (additional location of Union)
Denver Automobile & Diesel College	Denver, CO	—
Nashville Auto Diesel College	Nashville, TN	—
Cittone Institute	Edison, NJ	Mount Laurel, NJ Paramus, NJ Philadelphia, PA Plymouth Meeting, PA Northeast Philadelphia, PA
Career Education Institute	Lincoln, RI Somerville, MA	Brockton, MA (Lincoln) Norcross, GA (Lincoln) Marietta, GA (Lincoln) Henderson, NV (Lincoln) Lowell, MA (Somerville)
Southwestern College	Dayton, OH	Cincinnati, OH Franklin, OH Tri-County, Cincinnati, OH Florence, KY
New England Technical Institute	New Britain, CT	Shelton, CT Cromwell, CT Hamden, CT

        All of our main campuses, including their additional locations, are currently certified by the DOE to participate in Title IV Programs. NETI received an executed temporary provisional program participation agreement, or a TPPPA, from the DOE after its change in ownership. Southwestern has received an executed provisional program participation agreement from the DOE. The DOE agreed that the addition of the holding company to our ownership structure in 2003 would not constitute a change in ownership of our institutions resulting in a change of control provided that certain conditions were met, including that the holding company execute the program participation agreement for each institution. See "Regulatory Environment—Reorganization" for a description of our reorganization in 2003. The holding company has executed a program participation agreement for each of our institutions except for NETI which has executed a TPPPA. In addition, the DOE requested that the institutions submit audited financial statements of both the holding company and the subsidiary companies as consolidating statements. We expect to submit to the DOE consolidating information for the 2004 fiscal year for LTI and Southwestern.

        The DOE, accrediting commissions and state education agencies have responsibilities for overseeing compliance of schools with Title IV Program requirements. As a result, each of our schools is subject to detailed oversight and review, and must comply with a complex framework of laws and regulations. Because the DOE periodically revises its regulations and changes its interpretation of existing laws and regulations, we cannot predict with certainty how the Title IV Program requirements will be applied in all circumstances.

        Significant factors relating to Title IV Programs that could adversely affect us include the following:

        Congressional Action.    Political and budgetary concerns significantly affect Title IV Programs. Congress must reauthorize the Higher Education Act approximately every five years. The last reauthorization took place in 1998. Consequently, Congress recently began the process of reviewing and reauthorizing the HEA again, a process that is expected to be concluded in 2005. We believe that this reauthorization will likely result in numerous changes to the HEA. At this time, we cannot predict with certainty what changes Congress will make.

        In addition, Congress reviews and determines federal appropriations for Title IV Programs on an annual basis. Congress can also make changes in the laws affecting Title IV Programs in the annual appropriations bills and in other laws it enacts between the HEA reauthorizations. Because a significant percentage of our revenues are derived from Title IV Programs, any action by Congress that significantly reduces Title IV Program funding or the ability of our schools or students to participate in Title IV Programs could reduce our student enrollment and our revenues. Congressional action may also increase our administrative costs and require us to modify our practices in order for our schools to comply fully with Title IV Program requirements.

        The "90/10 Rule."    A proprietary institution, such as each of our institutions, loses its eligibility to participate in Title IV Programs if, on a cash accounting basis, it derives more than 90% of its revenues for any fiscal year from Title IV Programs. Any institution that violates this rule becomes ineligible to participate in Title IV Programs as of the first day of the fiscal year following the fiscal year in which it exceeds 90%, and is unable to apply to regain its eligibility until the next fiscal year. If one of our institutions violated the 90/10 Rule and became ineligible to participate in Title IV Programs but continued to disburse Title IV Program funds, the DOE would require the institution to repay all Title IV Program funds received by the institution after the effective date of the loss of eligibility.

        We have calculated that, for each of our 2002, 2003 and 2004 fiscal years, none of our institutions derived more than 86.6% of its revenues from Title IV Programs. For our 2004 fiscal year, our institutions' 90/10 Rule percentages ranged from 73.3% to 86.6%. We regularly monitor compliance with this requirement to minimize the risk that any of our institutions would derive more than the maximum percentage of its revenues from Title IV Programs for any fiscal year.

        Student Loan Defaults.    An institution may lose its eligibility to participate in some or all Title IV Programs if the rates at which the institution's current and former students default on their federal student loans exceed specified percentages. The DOE calculates these rates based on the number of students who have defaulted, not the dollar amount of such defaults. The DOE calculates an institution's cohort default rate on an annual basis as the rate at which borrowers scheduled to begin repayment on their loans in one year default on those loans by the end of the next year. An institution whose FFEL cohort default rate is 25% or greater for three consecutive federal fiscal years (which correspond to our fiscal years) loses eligibility to participate in the FFEL and Pell programs for the remainder of the federal fiscal year in which the DOE determines that such institution has lost its eligibility and for the two subsequent federal fiscal years. An institution whose FFEL cohort default rate for any single federal fiscal year exceeds 40% may have its eligibility to participate in all Title IV Programs limited, suspended or terminated by the DOE.

        None of our institutions has had an FFEL cohort default rate of 25% or greater for any of the federal fiscal years 2000, 2001 and 2002, the three most recent years for which the DOE has published such rates. Nine of our 14 institutions (which include 23 of 32 campuses) had default rates less than 10% for these years. The following table sets forth the FFEL cohort default rates for each of our 14 DOE numbers for those fiscal years.

Institution	2000	2001	2002
Union, NJ	4.4%	4.2%	5.9%
Indianapolis, IN	9.1%	5.8%	8.41%
Philadelphia, PA	9.5%	15.2%	13.7%
Columbia, MD	4.4%	5.7%	7.1%
Allentown, PA	4.1%	2.7%	7.1%
Melrose Park, IL	5.9%	5.6%	11.9%
Grand Prairie, TX	11.7%	10.7%	14.3%
Edison, NJ	4.4%	2.9%	4.1%
Denver, CO	9.0%	10.4%	8.4%
Nashville, TN	7.4%	5.5%	5.0%
Lincoln, RI	3.7%	5.1%	6.2%
Somerville, MA	1.2%	2.5%	6.2%
Dayton, OH	16.6%	0.0%	0.0%
New Britain, CT	2.8%	2.8%	3.9%

        An institution whose cohort default rate under the FFEL program is 25% or greater for any one of the three most recent federal fiscal years, or whose cohort default rate under the Perkins program exceeds 15% for any federal award year (the twelve-month period from July 1 through June 30), may be placed on provisional certification status by the DOE. None of our institutions have a FFEL cohort default rate above 25% for any of the three most recent fiscal years for which the DOE has published rates.

        An institution whose Perkins cohort default rate is 50% or greater for three consecutive federal award years loses eligibility to participate in the Perkins program for the remainder of the federal award year in which DOE determines that the institution has lost its eligibility and for the two subsequent federal award years. None of our institutions has had a Perkins cohort default rate of 50% or greater for any of the last three federal award years. The DOE also will not provide any additional federal funds to an institution for Perkins loans in any federal award year in which the institution's Perkins cohort default rate is 25% or greater. DADC and NETI are our only institutions participating in the Perkins program. DADC's cohort default rate was 22.86% for students scheduled to begin repayment in the 2002-2003 federal award year. The DOE has not provided any federal funds for Perkins loans to DADC. DADC continues to make loans out of its existing Perkins loan fund. NETI is provisionally certified by the DOE based on its change in ownership and on a finding by the DOE prior to the change in ownership that NETI had not transmitted certain data related to the Perkins program to the National Student Loan Data System during periods prior to the acquisition. NETI's cohort default rate was 4.35% for students scheduled to begin repayment in the 2002-2003 federal award year.

        Financial Responsibility Standards.    All institutions participating in Title IV Programs must satisfy specific standards of financial responsibility. The DOE evaluates institutions for compliance with these standards each year, based on the institution's annual audited financial statements, as well as following a change in ownership resulting in a change of control of the institution.

        The most significant financial responsibility measurement is the institution's composite score, which is calculated by the DOE based on three ratios:

  •
  the equity ratio, which measures the institution's capital resources, ability to borrow and financial viability;

  •
  the primary reserve ratio, which measures the institution's ability to support current operations from expendable resources; and

  •
  the net income ratio, which measures the institution's ability to operate at a profit.

        The DOE assigns a strength factor to the results of each of these ratios on a scale from negative 1.0 to positive 3.0, with negative 1.0 reflecting financial weakness and positive 3.0 reflecting financial strength. The DOE then assigns a weighting percentage to each ratio and adds the weighted scores for the three ratios together to produce a composite score for the institution. The composite score must be at least 1.5 for the institution to be deemed financially responsible without the need for further oversight. If an institution's composite score is below 1.5, but is at least 1.0, it is in a category denominated by the DOE as "the zone." Under the DOE regulations, institutions that are in the zone are deemed to be financially responsible for a period of up to three years but are required to accept payment of Title IV Program funds under the cash monitoring or reimbursement method of payment, to be provisionally certified and to provide to the DOE timely information regarding various oversight and financial events.

        If an institution's composite score is below 1.0, the institution is considered by the DOE to lack financial responsibility. If the DOE determines that an institution does not satisfy the DOE's financial responsibility standards, depending on its composite score and other factors, that institution may establish its financial responsibility on an alternative basis by, among other things:

  •
  posting a letter of credit in an amount equal to at least 50% of the total Title IV Program funds received by the institution during the institution's most recently completed fiscal year;

  •
  posting a letter of credit in an amount equal to at least 10% of such prior year's Title IV Program funds, accepting provisional certification, complying with additional DOE monitoring requirements and agreeing to receive Title IV Program funds under an arrangement other than the DOE's standard advance funding arrangement; and/or

  •
  complying with additional DOE monitoring requirements and agreeing to receive Title IV Program funds under an arrangement other than the DOE's standard advance funding arrangement.

        The DOE has evaluated the financial condition of our institutions on a consolidated basis. DOE regulations permit the DOE to examine our financial statements, including the financial statements of each institution and the financial statements of any related party. Based on our calculations, our audited financial statements for the 2003 and 2004 fiscal years reflect a composite score of 2.1 and 1.8, respectively. However, as a result of the corrections of certain errors in our prior financial statements, including accounting for advertising costs, a sale leaseback transaction, rent and other individually insignificant adjustments, the DOE recomputed our previously submitted consolidated composite scores for the years ended December 31, 2001 and 2002 and concluded that the recomputed consolidated composite scores for those two years were below 1.0. In addition, we identified certain additional errors in our financial statements for the year ended December 31, 2003 relating to our accounting for stock-based compensation and accrued bonuses that did not result in a recomputation of our 2003 composite score. The DOE has informed us that as a result, for a period of three years effective December 30, 2004, all of our current and future schools have been placed on "Heightened Cash Monitoring, Type 1 status" and are required to timely notify the DOE with respect to certain enumerated oversight and financial events. The DOE also informed us that these corrections will be taken into consideration when each of our institutions applies for recertification of its eligibility to participate in Title IV Programs. When each of our institutions is next required to apply for recertification to participate in Title IV Programs, we expect that the DOE will also consider our audited financial statements and composite scores for our most recent fiscal year as well as for other fiscal years after 2001 and 2002. Additionally, since the DOE concluded that the previously computed composite scores for 2001 and 2002 were overstated, we have agreed to pay $165,000 to the DOE, pursuant to a settlement agreement, with respect to compliance issues related to this matter. We paid this amount on March 3, 2005. Although no assurance can be given, we do not believe that actions of the DOE specified above will have a material effect on our financial position or results of operations.

        Return of Title IV Funds.    An institution participating in Title IV Programs must calculate the amount of unearned Title IV Program funds that have been disbursed to students who withdraw from their educational programs before completing them, and must return those unearned funds to the DOE or the applicable lending institution in a timely manner, which is generally within 30 days from the date the institution determines that the student has withdrawn.

        If an institution is cited in an audit or program review for returning Title IV Program funds late for 5% or more of the students in the audit or program review sample, the institution must post a letter of credit in favor of the DOE in an amount equal to 25% of the total amount of Title IV Program funds that should have been returned for students who withdrew in the institution's previous fiscal year. Southwestern made late returns of Title IV Program funds in excess of the DOE's prescribed threshold, most of which predated our acquisition of Southwestern. As a result, in accordance with DOE regulations, we have submitted a letter of credit to the DOE in the amount of $28,400. NADC made late returns of Title IV Program funds in excess of the DOE's prescribed threshold during periods that predated our acquisition of NADC. As a result, in accordance with DOE regulations, we submitted a letter of credit to the DOE in the amount of $327,000. Based on the absence of late returns of Title IV Program funds in excess of the DOE's prescribed thresholds in NADC's compliance audits for the 2002 fiscal year after our acquisition and for the 2003 fiscal year, we were allowed to have this letter of credit expire in accordance with its terms in March 2004. Our other institutions were not required to submit a letter of credit based on the results of their 2002 and 2003 compliance audits.

        School Acquisitions.    When a company acquires a school that is eligible to participate in Title IV Programs, that school undergoes a change of ownership resulting in a change of control as defined by the DOE. Upon such a change of control, a school's eligibility to participate in Title IV Programs is generally suspended until it has applied for recertification by the DOE as an eligible school under its new ownership, which requires that the school also re-establish its state authorization and accreditation. The DOE may temporarily and provisionally certify an institution seeking approval of a change of control under certain circumstances while the DOE reviews the institution's application. The time required for the DOE to act on such an application may vary substantially. DOE recertification of an institution following a change of control will be on a provisional basis. Our expansion plans are based, in part, on our ability to acquire additional schools and have them certified by the DOE to participate in Title IV Programs. Our expansion plans take into account the approval requirements of the DOE and the relevant state education agencies and accrediting commissions. Southwestern received an executed provisional program participation agreement from the DOE. In connection with our acquisition of NETI, we have received an executed TPPPA from the DOE and are in the process of obtaining a final approval of the NETI acquisition from the DOE. We expect the DOE approval issued to NETI at the conclusion of the pending change in ownership approval process to be provisional although we can provide no assurance as to the timing and content of the DOE's response to the pending change in ownership application.

        Change of Control.    In addition to school acquisitions, other types of transactions can also cause a change of control. DOE, most state education agencies and our accrediting commissions have standards pertaining to the change of control of schools, but these standards are not uniform. DOE regulations describe some transactions that constitute a change of control, including the transfer of a controlling interest in the voting stock of an institution or the institution's parent corporation. For a company that is privately held, but not closely held, which is the status of our company prior to the offering, DOE regulations provide that a change of ownership resulting in a change of control occurs if any person either acquires or ceases to hold at least 25% of the company's total outstanding voting stock and that person gains or loses actual control of the corporation. With respect to a publicly traded corporation, which will be the status of our company after the offering, DOE regulations provide that a change of control occurs in one of two ways: (a) if there is an event that would obligate the corporation to file a Current Report on Form 8-K with the Securities and Exchange Commission disclosing a change of control or (b) if the corporation has a shareholder that owns at least 25% of the total outstanding voting stock of the corporation and is the largest shareholder of the corporation, and that shareholder ceases to own at least 25% of such stock or ceases to be the largest shareholder. These standards are subject to interpretation by the DOE.

        A significant purchase or disposition of our common stock could be determined by the DOE to be a change of control under this standard. Most of the states and our accrediting commissions include the sale of a controlling interest of common stock in the definition of a change of control. A change of control under the definition of one of these agencies would require the affected school to reaffirm its state authorization or accreditation. The requirements to obtain such reaffirmation from the states and our accrediting commissions vary widely.

        We have not received confirmation from the DOE or from our state licensing agencies that this offering will not be a change of control under its standards. We have submitted requests for such confirmation from the DOE and educational agencies in states in which our schools are physically located, which we expect to receive prior to completion of this offering. ACCSCT and ACICS have previously confirmed that this offering will not be a change of control under its standards.

        A change of control could occur as a result of future transactions in which our company or schools are involved. Some corporate reorganizations and some changes in the board of directors are examples of such transactions. Moreover, once we become a publicly traded company, the potential adverse effects of a change of control could influence future decisions by us and our stockholders regarding the sale, purchase, transfer, issuance or redemption of our stock. In addition, the adverse regulatory effect of a change of control also could discourage bids for your shares of common stock and could have an adverse effect on the market price of your shares.

        Opening Additional Schools and Adding Educational Programs.    For-profit educational institutions must be authorized by their state education agencies and fully operational for two years before applying to the DOE to participate in Title IV Programs. However, an institution that is certified to participate in Title IV Programs may establish an additional location and apply to participate in Title IV Programs at that location without reference to the two-year requirement, if such additional location satisfies all other applicable DOE eligibility requirements. Our expansion plans are based, in part, on our ability to open new schools as additional locations of our existing institutions and take into account the DOE's approval requirements.

        A student may use Title IV Program funds only to pay the costs associated with enrollment in an eligible educational program offered by an institution participating in Title IV Programs. Generally, an institution that is eligible to participate in Title IV Programs may add a new educational program without DOE approval if that new program leads to an associate level or higher degree and the institution already offers programs at that level, or if that program prepares students for gainful employment in the same or a related occupation as an educational program that has previously been designated as an eligible program at that institution and meets minimum length requirements. If an institution erroneously determines that an educational program is eligible for purposes of Title IV Programs, the institution would likely be liable for repayment of Title IV Program funds provided to students in that educational program. Our expansion plans are based, in part, on our ability to add new educational programs at our existing schools. We do not believe that current DOE regulations will create significant obstacles to our plans to add new programs.

        Some of the state education agencies and our accrediting commission also have requirements that may affect our schools' ability to open a new campus, establish an additional location of an existing institution or begin offering a new educational program. Our Edison school (including its branch campuses in Mt. Laurel, Paramus, Philadelphia, Center City and Plymouth Meeting) and our Somerville school (including its Lowell branch campus) are presently under financial review with ACICS. Under financial review, the school is required to submit financial reports to ACICS on a quarterly basis. While on financial review, an institution must obtain approval from ACICS before applying to add a new non-main location and may be required to request permission to submit a new program application. We do not believe that these standards will create significant obstacles to our expansion plans.

        Administrative Capability.    The DOE assesses the administrative capability of each institution that participates in Title IV Programs under a series of separate standards. Failure to satisfy any of the standards may lead the DOE to find the institution ineligible to participate in Title IV Programs or to place the institution on provisional certification as a condition of its participation. These criteria require, among other things, that the institution:

  •
  complies with all applicable federal student financial aid regulations;

  •
  has capable and sufficient personnel to administer the federal student financial aid programs;

  •
  has acceptable methods of defining and measuring the satisfactory academic progress of its students;

  •
  refers to the Office of the Inspector General any credible information indicating that any applicant, student, employee or agent of the school has been engaged in any fraud or other illegal conduct involving Title IV Programs;

  •
  provides financial aid counseling to its students; and

  •
  submits in a timely manner all reports and financial statements required by the regulations.

Failure by an institution to satisfy any of these or other administrative capability criteria could cause the institution to lose its eligibility to participate in Title IV Programs, which would have a material adverse effect on our business and results of operations.

        Other standards provide that an institution may be found to lack administrative capability and be placed on provisional certification if its student loan default rate under the FFEL program is 25% or greater for any of the three most recent federal fiscal years, or if its Perkins cohort default rate exceeds 15% for any federal award year. None of our institutions have a FFEL cohort default rate above 25% for any of the three most recent fiscal years for which the DOE has published rates. DADC and NETI are our only institutions participating in the Perkins program. DADC's cohort default rate was 22.86% for students scheduled to begin repayment in the 2002-2003 federal award year. The DOE has not provided any federal funds for Perkins loans to DADC. DADC continues to make loans out of its existing Perkins loan fund. As it was prior to when we acquired it, NETI is provisionally certified by the DOE based on its change in ownership and on a finding by the DOE prior to the change in ownership that NETI had not transmitted certain data related to the Perkins program to the National Student Loan Data System during periods prior to the acquisition. NETI's cohort default rate was 4.35% for students schedule to begin repayment in the 2002-2003 federal award year.

        Ability to Benefit Regulations.    Under certain circumstances, an institution may elect to admit non-high school graduates, or "ability to benefit," or ATB, students, into certain of its programs of study. In order for ATB students to be eligible for Title IV Program participation, the institution must comply with the ATB requirements set forth in the Title IV Program requirements. The basic evaluation method to determine that a student has the ability to benefit from the program is the student's achievement of a minimum score on a test approved by the DOE and independently administered in accordance with DOE regulations. In addition to the testing requirements, the DOE regulations also prohibit ATB student enrollments from constituting 50% or more of the total enrollment of the institution. We changed our policy and stopped admitting ATB students in 2003. We subsequently acquired Southwestern in 2004 and NETI in 2005, both of which currently enroll ATB students. With the exception of Southwestern and NETI, we expect to continue this policy and our other schools do not expect to admit ATB students in the future.

        On or about May 10, 2002, the DOE Office of Inspector General, or OIG, issued a final audit report to the Philadelphia, Pennsylvania LTI school concerning an OIG audit of the Philadelphia LTI school's administration of ATB testing. The report was issued under OIG audit control number A03-B0013 and covered the administration of ATB testing requirements at the Philadelphia LTI school from July 1, 1997 through November 7, 2000. The findings presented in the OIG report cited alleged deficiencies with respect to aspects of ATB test administration. We disagreed with the OIG findings and recommendations and submitted detailed comments to the DOE's Philadelphia Case Management Team explaining our position. On October 31, 2003, we entered into a Settlement Agreement with the DOE constituting a complete accord and satisfaction and final resolution of the findings in the OIG final audit report.

        Restrictions on Payment of Commissions, Bonuses and Other Incentive Payments.    An institution participating in Title IV Programs may not provide any commission, bonus or other incentive payment based directly or indirectly on success in securing enrollments or financial aid to any person or entity engaged in any student recruiting or admission activities or in making decisions regarding the awarding of Title IV Program funds. In November 2002, the DOE published new regulations which attempt to clarify this so-called "incentive compensation rule." Failure to comply with the incentive compensation rule could result in loss of ability to participate in Title IV Programs or in fines or liabilities. We believe that our current compensation plans are in compliance with the HEA and the DOE's new regulations, although we cannot assure you that DOE will not find deficiencies in our compensation plans.

        Eligibility and Certification Procedures.    Each institution must periodically apply to the DOE for continued certification to participate in Title IV Programs. The institution must also apply for recertification when it undergoes a change in ownership resulting in a change of control. The institution also may come under DOE review when it undergoes a substantive change that requires the submission of an application, such as opening an additional location or raising the highest academic credential it offers. The DOE agreed that the addition of the holding company to our ownership structure in 2003 would not constitute a change in ownership of our schools resulting in a change of control provided that certain conditions were met, including that the holding company execute the program participation agreement for each institution. See "Regulatory Environment—Reorganization" for a description of our reorganization in 2003. The holding company has executed a program participation agreement for each of our institutions, except for NETI, which has executed a TPPPA. In addition, the DOE requested that the institutions submit audited financial statements of both the holding company and the subsidiary companies as consolidating statements. We expect to submit consolidating information for the 2004 fiscal year for LTI and Southwestern.

        The DOE may place an institution on provisional certification status if it determines that the institution does not fully satisfy certain administrative and financial standards or if the institution undergoes a change in ownership resulting in a change of control. The DOE may withdraw an institution's provisional certification with the institution having fewer due process protections than if it were fully certified. In addition, the DOE may more closely review an institution that is provisionally certified if it applies for approval to open a new location, add an educational program, acquire another school or make any other significant change. Provisional certification does not otherwise limit an institution's access to Title IV Program funds. Southwestern received an executed provisional program participation agreement from the DOE. In connection with our acquisition of NETI, we have received an executed TPPPA from the DOE and are in the process of obtaining final approval of the NETI acquisition from the DOE. We expect the DOE approval issued to NETI at the conclusion of the pending change in ownership approval process to be provisional although we can provide no assurance as to the timing and content of the DOE's response to the pending change in ownership application.

        All institutions are recertified on various dates for various amounts of time. The following table sets forth the expiration dates for each of our institutions' current program participation agreement:

Institution	Expiration Date of Current Program Participation Agreement
Allentown, PA	September 30, 2007
Columbia, MD	September 30, 2007
Philadelphia, PA	September 30, 2007
Denver, CO	December 31, 2009
Lincoln, RI	March 31, 2008
Nashville, TN	June 30, 2008
Somerville, MA	March 31, 2008
Edison, NJ	September 30, 2007
Union, NJ	September 30, 2007
Grand Prairie, TX	March 31, 2009
Indianapolis, IN	March 31, 2009
Melrose Park, IL	March 31, 2009
Dayton, OH	March 31, 2008	*
New Britain, CT	March 31, 2005	**

*
Provisionally certified.

**
The temporary provisional program participation agreement continues on a month-to-month basis until the DOE makes a determination on the institution's application for approval of the change in ownership. The institution is waiting for final DOE approval of the change in ownership.

        Compliance with Regulatory Standards and Effect of Regulatory Violations.    Our schools are subject to audits, program reviews, and site visits by various regulatory agencies, including the DOE, the DOE's Office of Inspector General, state education agencies, student loan guaranty agencies, the U.S. Department of Veterans Affairs and our accrediting commissions. In addition, each of our institutions must retain an independent certified public accountant to conduct an annual audit of the institution's administration of Title IV Program funds. The institution must submit the resulting audit report to the DOE for review.

        The DOE conducted a program review at Southwestern and issued an initial program review report in which it identified potential instances of non-compliance with DOE requirements. The report contained nine findings in which the DOE contended that Southwestern did not identify the specific date each Title IV transaction was posted to a student's account, did not provide adequate financial aid counseling to its eligible students applying for Title IV assistance, did not have certain internal control procedures, did not make refunds timely to certain students, did not have satisfactory academic progress that met regulatory requirements, did not have a system between the financial aid and fiscal offices to regularly reconcile student financial aid awards and disbursements, did not maintain adequate records to support expenditures in the Federal Pell Grant and Federal Supplemental Educational Opportunity Grant programs, and awarded Federal Supplemental Educational Opportunity Grant program funds in amounts below the minimum award amount for an academic year. The report also included a finding that the overall findings reflected a lack of administrative capability on the part of the institution. That finding also stated that the DOE was aware of the change in ownership of Southwestern and that DOE reviewers discussed with school personnel the expectation that Southwestern would correct the deficiencies. Southwestern has submitted an initial response to the report, has provided additional information requested by the DOE, and is waiting for a response or determination from the DOE.

        The DOE also conducted a program review at NADC and issued a final program review determination stating that NADC had taken the required corrective actions to resolve four of five findings of noncompliance with DOE requirements and requiring that NADC pay the DOE $14,499 based on the fifth finding. The first four findings contended that NADC had failed to properly prorate the Federal Pell Grant award for one student, had underawarded Federal Pell Grants to seven students, had improperly awarded a Federal Pell Grant award to one student, and had made an unequal Federal Supplemental Educational Opportunity Grant program award to one student. The fifth finding related to NADC granting Federal Supplemental Educational Opportunity Grant matching funds to ineligible students. NADC expects to pay the $14,499 amount to the DOE in the second quarter of 2005.

        If one of our schools failed to comply with accrediting or state licensing requirements, such school and its main and/or branch campuses could be subject to the loss of state licensure or accreditation, which in turn could result in a loss of eligibility to participate in Title IV Programs. If the DOE determined that one of our institutions improperly disbursed Title IV Program funds or violated a provision of the Higher Education Act or DOE regulations, the institution could be required to repay such funds and related costs to the DOE and lenders, and could be assessed an administrative fine. The DOE could also place the institution on provisional certification and/or transfer the institution to the reimbursement or cash monitoring system of receiving Title IV Program funds, under which an institution must disburse its own funds to students and document the students' eligibility for Title IV Program funds before receiving such funds from the DOE. The DOE has informed us that as a result of our recomputed composite scores for the 2001 and 2002 fiscal years, all of our current and future institutions have been placed on "Heightened Cash Monitoring, Type 1 status" for a period of three years effective December 30, 2004 and are required to timely notify the DOE with respect to certain enumerated oversight and financial events. The DOE has also informed us that these accounting charges will be taken into consideration when each of our institutions applies for recertification of its eligibility to participate in Title IV Programs.

        An institution that is operating under "Heightened Cash Monitoring, Type 1 status," is required to credit student accounts before drawing down funds under Title IV Programs and to draw down funds in an amount no greater than the previous disbursement to students and parents. Additionally, the institution's compliance audit will be required to contain verification that this did occur throughout the year. In addition to the above, the DOE has required us to comply with certain requirements prescribed for institutions operating in "the zone," which is indicative of a composite score between 1.0 and 1.4. Those requirements include providing timely information regarding any of the following oversight and financial events:

  •
  any adverse action, including a probation or similar action, taken against the institution by its accrediting agency;

  •
  any event that causes the institution, or related entity to realize any liability that was noted as a contingent liability in the institution's or related entity's most recent audit financial statement;

  •
  any violation by the institution of any loan agreement;

  •
  any failure of the institution to make a payment in accordance with its debt obligations that results in a creditor filing suit to recover funds under those obligations;

  •
  any withdrawal of owner's equity from institution by any means, including declaring a dividend; or

  •
  any extraordinary losses, as defined in accordance with Accounting Principles Board Opinion No. 30.

        Operating under the zone requirements may also require the institution to submit its financial statement and compliance audits earlier than the date previously required and require the institution to provide information about its current operations and future plans. An institution that continues to fail to meet the financial responsibility standards set by the DOE or does not comply with the zone requirements may lose its eligibility to continue to participate in Title IV funding or it may be required to post irrevocable letters of credit, for an amount determined by the DOE that is not less than 50% of the Title IV Program funds received by the institution during its most recently completed fiscal year.

        Significant violations of Title IV Program requirements by us or any of our institutions could be the basis for a proceeding by the DOE to limit, suspend or terminate the participation of the affected institution in Title IV Programs or to civil or criminal penalties. Generally, such a termination extends for 18 months before the institution may apply for reinstatement of its participation. There is no DOE proceeding pending to fine any of our institutions or to limit, suspend or terminate any of our institutions' participation in Title IV Programs.

        We and our schools are also subject to complaints and lawsuits relating to regulatory compliance brought not only by our regulatory agencies, but also by third parties, such as present or former students or employees and other members of the public. If we are unable to successfully resolve or defend against any such complaint or lawsuit, we may be required to pay money damages or be subject to fines, limitations, loss of federal funding, injunctions or other penalties. Moreover, even if we successfully resolve or defend against any such complaint or lawsuit, we may have to devote significant financial and management resources in order to reach such a result.

        Lenders and Guaranty Agencies.    In 2004, six lenders provided funding to more than 91% of the students at the schools we owned during that year: Bank One, N.A., SLMA Wilmington Trust, Citibank Student Loan Corporation, SunTrust Bank, JPMorgan Chase Bank, Educaid (Wachovia), and ASAP Union Bank & Trust. While we believe that other lenders would be willing to make federally guaranteed student loans to our students if loans were no longer available from our current lenders, there can be no assurances in this regard. In addition, the HEA requires the establishment of lenders of last resort in every state to ensure that loans are available to students at any school that cannot otherwise identify lenders willing to make federally guaranteed loans to its students.

        Our primary guarantors for Title IV loans are USA Group, a subsidiary of Sallie Mae, and New Jersey Higher Education Assistance Authority, an independent agency of the State of New Jersey. These two agencies currently guarantee 91% of all federally guaranteed student loans made to students enrolled at our schools. There are six other guaranty agencies that guarantee student loans made to students enrolled at our schools. We believe that other guaranty agencies would be willing to guarantee loans to our students if any of the guarantee agencies ceased guaranteeing those loans or reduced the volume of loans they guarantee, although there can be no assurances in this regard.

MANAGEMENT

Directors and Executive Officers

        We expect that the following persons will be our executive officers and directors at the time of this offering:

Name	Age as of May 1, 2005	Position Held
David F. Carney(1)	65	Chief Executive Officer and Chairman of the Board of Directors
Lawrence E. Brown	57	President, Chief Operating Officer
Scott M. Shaw	42	Senior Vice President, Strategic Planning & Development
Cesar Ribeiro	41	Vice President, Chief Financial Officer and Treasurer
Alexandra M. Luster	40	Vice President and General Counsel
Thomas McHugh	57	Vice President of Compliance and Review
Stephen M. Buchenot	49	Group Vice President of Operations
Deborah Ramentol	52	Group Vice President of Operations
Edward B. Abrams	54	Group Vice President of Operations
Ronald L. Beall	61	Group Vice President of Operations
Anthony A. Stanziani	47	Group Vice President of Operations
Alexis P. Michas(1)(3)(4)	47	Director
James J. Burke, Jr.(1)(3)(4)	53	Director
Steven W. Hart(3)	48	Director
Jerry G. Rubenstein(2)(5)	75	Director
John Petillo(2)(5)	58	Director
Paul Glaske(3)(4)(5)	71	Director
Peter S. Burgess(2)(5)	62	Director

(1)
Member of the executive committee.

(2)
Member of the audit committee.

(3)
Member of the compensation committee.

(4)
Member of the governance committee.

(5)
Independent director.

        David F. Carney joined us in 1999 as Chief Executive Officer and Chairman of the Board of Directors, prior to which he served as a consultant following the sale of his two school companies to Computer Learning Centers, Inc. Previously, Mr. Carney spent 20 years in various capacities with British Oxygen Group Limited, including CFO and Vice President of Development of the Education Services Division which operated 25 technical schools. From 1990 to 1992, Mr. Carney was President of the Massachusetts Association of Private Career Schools. Mr. Carney received a B.S. from Seton Hall University. Mr. Carney has over 27 years of experience in the career education industry.

        Lawrence E. Brown joined us in 1973 and currently serves as our President and Chief Operating Officer. Prior to taking this position, Mr. Brown held various positions with us including Assistant Director, Executive Director, Regional Vice President, Vice President of Operations and Executive Vice President. Mr. Brown oversees the operations of each of our 32 schools. He has also served as President of the Private Career Schools of New Jersey and State Captain of the Skills 2000 lobbying effort for the reauthorization of the Higher Education Act of 1992. Mr. Brown received a B.A. from

Northern Illinois University. Mr. Brown has over 32 years of experience in the career education industry.

        Scott M. Shaw joined us in 2001 and currently serves as our Senior Vice President, Strategic Planning & Development, prior to which he was a partner at Stonington where he had been since 1994. As a partner at Stonington Partners, Mr. Shaw was responsible for identifying, evaluating and acquiring companies and then assisting in the oversight of these companies through participation on the board of directors. In addition, Mr. Shaw worked closely with senior management to develop long term strategic plans, to evaluate acquisition and new investment opportunities, to assist with refinancings, and to execute on the final sale of the company either to the public or to another company. He was engaged in other private equity investing prior to joining Stonington. Mr. Shaw holds an M.B.A. from the Wharton School of Business and a B.A. from Duke University.

        Cesar Ribeiro joined us in 2004 as Vice President, Chief Financial Officer and Treasurer. From June 2002 through June 2004, Mr. Ribeiro was self-employed providing both consulting services and private money management services. Prior to that, he was an audit partner with Arthur Andersen LLP, where he had been since 1987. Mr. Ribeiro holds a B.S. from Rutgers University.

        Alexandra M. Luster joined us in 1995 and currently serves as our Vice President and General Counsel, prior to which she practiced law in the private arena for four years. Mrs. Luster received a B.A. from Fordham University and her Juris Doctor from Seton Hall University School of Law.

        Thomas McHugh joined us in 2000 and currently serves as our Vice President of Compliance and Review. Mr. McHugh is responsible for all financial aid issues with a focus on insuring that our policies and actions with regard to financial aid are in compliance with applicable federal regulations. From 1998 to 2000, Mr. McHugh was the Director of Review and Analysis for Computer Learning Centers, Inc. Mr. McHugh is a graduate of Fordham University and holds a Master's Degree from Rutgers University. Mr. McHugh has over 25 years of experience in the career education industry.

        Stephen M. Buchenot joined us in 1996 and has held various management positions with us, prior to which he worked for National Education Corporation and Allied Education Corporation. Currently he oversees the operations of five of our schools. Mr. Buchenot received a B.A. from Loyola University, Chicago, Illinois. Mr. Buchenot has 22 years of experience in the career education industry.

        Deborah Ramentol has held various management positions with us since joining us in 1974. Currently, she oversees the operation of eight schools. She has served on the Administrative Board of the Private Career School Association of New Jersey for 11 years. She was also on the Skills 2000 Team supporting state-level lobbying efforts during the 1998 Reauthorization of the Higher Education Act. Mrs. Ramentol has 30 years of experience in the career education industry.

        Edward B. Abrams joined us in 2001, prior to which he worked for Computer Learning Centers, Inc. from 1996 to 2001 where he was responsible for opening the Atlanta, Georgia region as area manager with full operation responsibilities for both the Marietta and Norcross campus. Prior to working for Computer Learning Centers, Inc. Mr. Abrams worked for Wilfred American Education Corporation where he had responsibility for starting up several schools including operations in Philadelphia, Boston and New York City along with acquisition responsibility in Washington D.C. and Paramus, New Jersey and served as a district vice president of operations with responsibility for over $25 million in revenue. Mr. Abrams oversees the operation of eight schools, five of which are the newly acquired Southwestern schools. He received a B.S. in Business from Nathaniel Hawthorne College, Antrim, New Hampshire. Mr. Abrams has more than 31 years experience in the career education industry.

        Ronald L. Beall joined us in 2000, prior to which he worked for Career Blazers, an owner and operator of IT schools, as Chief Operating Officer from 1999 to 2000. From 1997 to 1999 he was a regional school director for Ultrasound Diagnostic School, a Whitman Education School. Mr. Beall has more than 30 years experience in the career education industry.

        Anthony A. Stanziani joined us in 2004 after seven years with The Chubb Institute as Regional Vice President of its Northeast Region. He was President and owner of The Teff School in White Plains, NY from 1987 to 1997, following a progressive nine-year career with The Westchester Business Institute, a degree granting institution of higher learning, in which his last position was Senior Vice President. Additionally, Mr. Stanziani serves as the Chairman of the New York State Advisory Council for Licensed Trade and Registered Business Schools. Formerly, he served as the Vice Chairman of the Commission of the Accrediting Council for Continuing Education and Training (ACCET); member of the NYS Advisory Council for Higher Education; President of NYS Registered Business School Association; Vice President of the Coalition of NYS Career Schools; Vice President of the Dystrophic Epidermolysis Bullosa Researchers of America; and Founder and President of the April Ann Stumpf Memorial Fund. He possesses a B.S. in Business Administration and Accounting and a M.S. in Organizational Leadership from Mercy College, Dobbs Ferry, New York.

        Alexis P. Michas has served on our board of directors since 1999. He has been the Managing Partner and a director of Stonington since 1994. Mr. Michas also served as a consultant to Merrill Lynch Capital Partners, Inc., a private investment firm associated with Merrill Lynch & Co., Inc., from 1994 through 2000. Mr. Michas received a B.A. from Harvard University and an M.B.A. from Harvard University Graduate School of Business Administration. Mr. Michas also is a director of BorgWarner Inc. and Perkin Elmer, Inc.

        James J. Burke, Jr. has served on our board of directors since 1999. He has been a partner and director of Stonington since 1994. Mr. Burke also served as a consultant to Merrill Lynch Capital Partners, Inc., a private investment firm associated with Merrill Lynch & Co., Inc., from 1994 through 2000. Mr. Burke was formerly Chairman of Eerie World Entertainment L.L.C., a restaurant company that was reorganized under Chapter 11 of the U.S. Bankruptcy Code in 2001. He received a B.A. from Brown University and an M.B.A from Harvard University Graduate School of Business Administration. Mr. Burke also serves on the board of directors of Ann Taylor Stores Corporation.

        Steven W. Hart has served on our board of directors since 1999. Mr. Hart is the owner and President of Hart Capital LLC, a private investment fund that invests primarily in the education sector, which is the managing member of Five Mile River Capital Partners LLC. Mr. Hart has more than 20 years of experience as a principal investing in and managing companies in a wide range of industries, and has actively served in several not-for-profit capacities. From 1995 to 2003, he served as Chairman of the Investment Advisory Council which advises the State Treasurer regarding the management of the State of Connecticut Retirement Plans & Trust Funds. From 1996 to 2003, he served as Trustee and then Chairman of the Stanford University Business School Endowment Trust. Mr. Hart is on the Board of Trustees of the South Street Seaport Museum and of Emagination Foundation, Inc. Mr. Hart received a B.A. in Mathematics and Economics from Wesleyan University and an M.B.A. from Stanford University Graduate School of Business.

        Jerry G. Rubenstein has served on our board of directors since 1999. Mr. Rubenstein has organized and managed several entrepreneurial ventures, including OMNI Management Associates, where he has served as President since 1979. Mr. Rubenstein currently serves on the boards of directors of The Philadelphia Chamber Music Society (as Chairman), Marlboro Music School, Inc., The Curtis Institute of Music and Foreign Policy Research Institute. Mr. Rubenstein received his bachelor of business administration from the City College of New York.

        John Petillo has served on our board of directors since 2004. Dr. Petillo is currently the President of the University of Medicine and Dentistry of New Jersey. During his career in the education industry, Dr. Petillo served as Chancellor of Administration for the Archdiocese of Newark where he was responsible for over 240 parishes and 200 schools. In addition, he served as Chancellor of Seton Hall University for 13 years as well as President of Blue Cross Blue Shield of New Jersey. Dr. Petillo served as Chairman, President and Chief Executive Officer of Cane Advantage and as regional Vice President of First Union Insurance. Dr. Petillo currently serves as Vice-Chairman of the board of directors of the Newark Alliance.

Dr. Petillo received his Bachelor of Arts and Master of Arts from Seton Hall University, a master of divinity from Darlington School of Theology and a doctorate from Fordham University.

        Paul Glaske has served on our board of directors since 2004. Mr. Glaske was Chairman and Chief Executive Officer from April 1992 until his retirement in 1999 of Blue Bird Corporation, a leading manufacturer of school buses, motorhomes and a variety of other vehicles. He currently serves on the board of directors of BorgWarner Inc., Camcraft, Inc., Energy Transfer Partners, the Texas Association of Business, and is currently the Chairman of the Board of Trustees of LeTourneau University. Mr. Glaske earned his B.S. in Business Administration from Bob Jones University and his M.B.A. from Pepperdine University.

        Peter S. Burgess, CPA was elected to our board of directors on July 8, 2004. In 1999, Mr. Burgess retired from Arthur Andersen LLP where he was an accounting and business advisory partner serving numerous manufacturing, insurance and financial services enterprises. Following his retirement, he has provided consulting services specializing in litigation support, mergers and acquisitions and audit committee responsibilities under securities exchange requirements and the Sarbanes-Oxley Act. Mr. Burgess is also Chairman of the Audit Committee of PMA Capital Corporation and serves as a director of Duncaster Inc., a not-for-profit continuing care retirement community. Mr. Burgess earned a B.S. in Business Administration from Lehigh University.

Our Board of Directors

        Upon completion of this offering, our board will consist of eight persons. We are currently a controlled corporation under the rules of The Nasdaq National Market as Stonington holds, and will continue to hold after the offering, over 50% of the voting power of our company. As required by the rules of The Nasdaq National Market, our independent directors will hold regularly scheduled meetings at which only independent directors are present.

        Our executive officers are appointed by the board on an annual basis and serve until their successors have been duly elected. There are no family relationships among any of our directors or executive officers.

  Committees of the Board

        At the time of this offering, we expect that our board will have an executive committee, an audit committee, a compensation committee and a governance committee. The composition, duties and responsibilities of these committees are set forth below. Committee members will hold office for a term of one year. After this offering, our board may designate new committees, as it deems appropriate, to assist with its responsibilities.

  The Executive Committee

        We expect that our board will designate an executive committee consisting of at least three directors. It is currently anticipated that Messrs. Carney (Chairman), Burke and Michas will serve on the executive committee. When the board of directors is not in session and between board meetings, or when it would not be practical for the full board to meet to review or act upon any matter, the executive committee will have and may exercise all the powers and authority of the board of directors in the management of our business and affairs, except as provided (1) in our amended and restated certificate of incorporation, (2) in our bylaws, or (3) by any action of the board of directors.

  Audit Committee

        We expect that our board will designate an audit committee consisting of at least three directors, at least one of whom is an "audit committee financial expert" as defined in the rules of the SEC. It is currently anticipated that Mr. Burgess (Chairman), Dr. Petillo and Mr. Rubenstein will serve on the audit committee. Mr. Burgess and Mr. Rubenstein are "audit committee financial experts." Each member of the audit committee will be able to read and understand financial statements at the time such member is appointed. The composition of the audit committee will satisfy the independence requirements of The Nasdaq National Market and the SEC.

        The audit committee will have at least four regular meetings each year. The result of each meeting is to be reported at the next regular meeting of our board.

        The audit committee will have the responsibility for overseeing:

  •
  our accounting and financial reporting processes;

  •
  the quality and integrity of our financial statements;

  •
  the quality and integrity of our system of internal controls;

  •
  our compliance with laws and regulations;

  •
  our independent auditor's qualifications and independence; and

  •
  the audit of our financial statements by a qualified independent auditor.

        To fulfill these responsibilities, the audit committee will:

  •
  be aware of the current areas of greatest financial risk to us and understand management's assessment and management of the risks;

  •
  consider the effectiveness of our disclosure controls and procedures to promote timely, accurate, compliant and meaningful disclosure in our periodic reports filed with the SEC;

  •
  periodically review with the independent auditors their assessment as to the adequacy of our structure of internal controls over financial accounting and reporting, and their qualitative judgments as to the accounting principals employed and related disclosures by us and the conclusions expressed in our financial reports;

  •
  review with management and the independent auditors our accounting policies and practices to ensure they meet the requirements with respect to the FASB, the SEC and the American Institute of Certified Public Accountants;

  •
  select, evaluate and, if necessary, replace our independent auditors;

  •
  actively engage in dialogue with the independent auditors with respect to any disclosed relationships or services that may impact the objectivity or independence of the independent auditors;

  •
  engage advisors, as the committee determines is necessary, to carry out its duties;

  •
  meet with the independent auditors, the internal auditors and senior management to review the scope and methodology of the proposed audit;

  •
  discuss with management policies and practices regarding earnings press releases, as well as financial information and earnings guidelines provided to analysts and rating agencies;

  •
  set clear hiring policies with respect to any current or former employees of our independent auditors; and

  •
  establish procedures for the receipt, retention and treatment of complaints we receive regarding our internal accounting controls or auditing matters and for the confidential, anonymous submission by employees of their concerns regarding our internal accounting controls and auditing matters.

  Compensation Committee

        We expect that our board will designate a compensation committee that will consist of at least three directors. It is currently anticipated that Messrs. Burke (Chairman), Glaske, Hart and Michas will serve on the compensation committee. The composition of the compensation committee will not satisfy the independence requirements of The Nasdaq National Market because we are a controlled company. The compensation committee will meet at least twice during each fiscal year. The primary responsibility of the compensation committee will be to develop and oversee the implementation of our philosophy with respect to the compensation of our officers. In that regard, the compensation committee will:

  •
  develop and maintain a compensation policy and strategy that creates a direct relationship between pay levels and corporate performance and returns to stockholders;

  •
  recommend compensation and benefit plans to our board for approval;

  •
  review and approve annual corporate and personal goals and objectives to serve as the basis for the chief executive officer's compensation, evaluate the chief executive officer's performance in light of the goals and, based on such evaluation, determine the chief executive officer's compensation;

  •
  determine the annual total compensation for our named executive officers;

  •
  with respect to our equity-based compensation plans, approve the grants of stock options and other equity based incentives as permitted under our compensation plans;

  •
  review and recommend compensation for non-employee directors to our board; and

  •
  review and recommend employment agreements, severance arrangements and change of control plans that provide for benefits upon a change in control, or other provisions for our executive officers and directors, to our board. It is intended that arrangements for change of control benefits for our executive officers will be considered by the compensation committee after this offering.

  Governance Committee

        We expect that our board will designate a governance committee that will consist of at least three directors. It is currently anticipated that Messrs. Michas (Chairman), Burke and Glaske will serve on the governance committee. The composition of the governance committee will not satisfy the independence requirements of The Nasdaq National Market because we are a controlled company. The governance committee will:

  •
  identify individuals qualified to serve as our directors;

  •
  recommend qualified individuals for election to our board of directors at annual meetings of stockholders; and

  •
  monitor compliance with and recommend changes to corporate governance guidelines to our board.

        To fulfill these responsibilities, the governance committee will:

  •
  review periodically the composition of our board;

  •
  identify and recommend director candidates for our board;

  •
  recommend to our board nominees for election as directors;

  •
  recommend to our board the composition of certain committees of the board;

  •
  review periodically our corporate governance guidelines and recommend governance issues that should be considered by our board;

  •
  review periodically our committees' charters, duties and powers and operations and the working relationship between each committee and the board;

  •
  review periodically our code of conduct and obtain confirmation from management that the policies included in the code of conduct are understood and implemented; and

  •
  consider, discuss and recommend ways to improve our board's effectiveness.

Director Compensation

        After this offering, each non-employee director will receive a $25,000 annual retainer, $60,000 in restricted stock awards, an annual restricted stock award of $30,000 payable at the annual meeting or restricted stock unit award to receive shares of our common stock under our 2004 Non-Employee Directors Restricted Stock Plan (described in more detail below) and $1,000 per board meeting attended in person or by telephone. The chairman of each committee of the board will receive an additional $500 per board meeting attended.

        Non-employee directors on committees of the board will each receive an additional payment of $1,000 for each committee meeting attended on a day other than the day of a board meeting for which that director has been compensated. The audit committee chairman will receive an additional $10,000 annual retainer.

Compensation Committee Interlocks and Insider Participation

        Upon completion of this offering, none of our executive officers will serve on the compensation committee or board of directors of any other company of which any of the members of our compensation committee or any of our directors is an executive officer. While serving as one of our officers, Mr. Carney will not serve as a member of our compensation committee.

Limitation of Liability and Indemnification

        Our certificate of incorporation and bylaws limit the liability of directors to the maximum extent permitted by New Jersey law. Specifically, a director will not be personally liable for monetary damages for breach of fiduciary duty as a director, except liability for:

  •
  any breach of their duty of loyalty to us or our stockholders;

  •
  acts or omissions not in good faith or which involve a knowing violation of the law; or

  •
  any transaction from which the director derived an improper personal benefit.

        The limitation of liability does not apply to liabilities arising under the federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

        Our bylaws provide that we will indemnify our directors and officers and may indemnify our employees and other agents to the fullest extent permitted by law. We believe that indemnification under our bylaws covers at least negligence and gross negligence on the part of indemnified parties. Our bylaws also provide that we shall advance expenses incurred by a director or officer in advance of the final disposition of any action or proceeding and we may advance expenses incurred by our employees or other agents in advance of the final disposition of any action or proceeding. Our bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in his or her capacity as an officer, director, employee or other agent. We believe that these bylaw provisions and indemnification agreements are necessary to attract and retain the services of highly qualified persons as directors and officers.

        The limited liability and indemnification provisions in our certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty and may reduce the likelihood of derivative litigation against our directors and officers, even though a derivative action, if successful, might otherwise benefit us and our stockholders. A stockholder's investment in us may be adversely affected to the extent we pay the costs of settlement or damage awards against our directors and officers under these indemnification provisions.

        At present, there is no pending litigation or proceeding involving any director, officer or employee in which indemnification is sought, nor are we aware of any threatened litigation that may result in claims for indemnification.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted for directors, officers and controlling persons of us pursuant to the foregoing provisions or otherwise, we have been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable.

Executive Compensation

        The table below sets forth summary information concerning the compensation awarded to our chief executive officer and our four most highly compensated executive officers other than our chief executive officer during 2004. The individuals listed below are referred to in this prospectus as our "named executive officers."

Summary Compensation Table

					Long-Term Compensation Awards
		Annual Compensation				Securities Underlying Options SARs
Name & Principal Position				Other Annual Compensation(1)	Restricted Stock Award(s)		All Other Compensation (2)
	Year	Salary	Bonus
David F. Carney Chairman of the Board and Chief Executive Officer	2004	$360,000	$460,000	—	—	—	$3,900
Lawrence E. Brown President and Chief Operating Officer	2004	300,000	213,792	—	—	—	3,900
Scott M. Shaw Senior Vice President, Strategic Planning and Business Development	2004	270,000	192,595	—	—	—	3,900
Stephen M. Buchenot Group Vice President	2004	175,000	69,360	—	—	—	3,900
Deborah Ramentol Group Vice President	2004	175,000	73,533	—	—	—	3,900

(1)
In accordance with the rules of the SEC, other annual compensation in the form of perquisites and other personal benefits has been omitted because such perquisites and other personal benefits constitute less than the lesser of $50,000 or ten percent of the total salary and bonus reported for the named executive officers during fiscal 2004.

(2)
The compensation disclosed in this column represents matching contributions made by us under our 401(k) Plan to each of our named executive officers during fiscal 2004.

Option Grants During 2004 Fiscal Year

        We did not grant any stock options to our named executive officers during fiscal 2004.

Aggregated Option Exercises in 2004 Fiscal Year and 2004 Fiscal Year-End Option Values

        The table below sets forth information related to stock options exercised by the named executive officers during the 2004 fiscal year and the number and value of stock options held as of December 31, 2004.

			Number of Securities Underlying Unexercised Options as of December 31, 2004
					Value of Unexercised In-the-Money Options at FY-End (1)
Name	Shares Acquired on Exercise (#)	Value Realized
			Exercisable	Unexercisable	Exercisable	Unexercisable
David F. Carney	0	0	238,682	223,768	$	$
Lawrence E. Brown	0	0	147,052	148,848
Scott M. Shaw	0	0	142,638	142,862
Stephen M. Buchenot	0	0	18,226	23,899
Deborah Ramentol	0	0	18,226	23,899

(1)
There was no public market for our common stock on December 31, 2004. Accordingly these values have been calculated in accordance with the rules of the SEC, on the basis of the initial public offering price per share of $            , less the applicable per share exercise price.

Pension Plan

        We maintain a qualified defined benefit pension plan (the "Pension Plan"), which is currently frozen. Benefit accruals under the Pension Plan were frozen for non-union employees as of December 31, 1994. As of such date, the annual pension benefits that would be payable at age 65 under the Pension Plan to our eligible named executive officers, calculated on the basis of a single-life annuity, are as follows: Mr. Brown: $25,913.88; Mr. Buchenot: $2,672.28; and Ms. Ramentol: $10,204.08. Messrs. Carney and Shaw are not eligible for pension benefits under the Pension Plan. The pension benefits available under the Pension Plan are not subject to any reduction for Social Security or other offset amounts.

Compliance with Section 16(a) of the Exchange Act

        During fiscal year 2004, none of our executive officers, directors or greater than 10% stockholders were required to comply with Section 16(a) of the Securities Exchange Act of 1934, as amended, with respect to our common stock because our company had not yet become public, and therefore, such persons were not subject to the reporting requirements under Section 16.

Employment-Related Arrangements

        The employment agreements for each of David F. Carney, Lawrence E. Brown, Scott M. Shaw, and Cesar Ribeiro will be amended prior to the completion of this offering. The descriptions of the employment agreements below reflect these amendments.

  Employment Agreement with David F. Carney

        Employment Period.    We have entered into an employment agreement, dated January 1, 2005, as amended on                        , 2005, with David F. Carney, which agreement supersedes the employment agreement, dated January 1, 2003, between us and Mr. Carney. The agreement provides that Mr. Carney will serve as our Chairman and Chief Executive Officer. The initial period of his employment term will terminate on January 1, 2007.

        Compensation and Benefits.    We have agreed that we will compensate Mr. Carney with a minimum annual base salary of $375,000. Mr. Carney will also be eligible to earn an annual bonus for each calendar year during the term of his employment, pursuant to the terms of our key management team incentive compensation plan in effect for such calendar year. The amount of such bonus will be based upon our achievement of certain pre-established financial measures, including revenue and net income targets, and Mr. Carney's achievement of key non-financial performance objectives established each year by our board of directors or our compensation committee. Mr. Carney will also be included, to the extent eligible, in all of our employee benefit plans, programs and arrangements (including, without limitation, any plans, programs or arrangements providing for retirement benefits, profit sharing, disability benefits, health and life insurance or vacation and paid holidays) that are established for, or made available to, our senior executives. We currently provide Mr. Carney with an automobile for business and personal use and pay for associated costs, including automobile insurance, parking and fuel, in accordance with our practices as consistently applied to other key employees. In addition, we will furnish Mr. Carney with coverage by our customary director and officer indemnification arrangements, subject to applicable law.

        Involuntary Termination.    In the event that during Mr. Carney's employment term, there is an "Involuntary Termination" (as defined hereinafter) of Mr. Carney's employment, we will pay him: (1) two times the amount of his base salary, as is then in effect; (2) two times the average of his annual bonus; (3) all outstanding reasonable travel and other business expenses incurred as of the date of his termination; and (4) the employer portion of the premiums necessary to continue his health care coverage for the earlier of (A) one year and (B) the date on which he is covered under another group health plan. Mr. Carney will also be entitled to (1) the continued use of an automobile and payment of associated costs by us for the greater of (A) one year and (B) the remainder of his employment term and (2) receive any other accrued compensation and benefits otherwise payable to him as of the date of his termination. All the aforementioned payments would be paid by us in a lump-sum amount no later than 30 days after the date of his termination. This lump sum payment may be deferred for six months, if necessary, to comply with the American Jobs Creation Act of 2004. For purposes of Mr. Carney's employment agreement, "Involuntary Termination" means the termination of his employment (1) by us (or any successor thereto) without "Cause" (as defined in his employment agreement) or (2) by Mr. Carney for "Good Reason" (as defined in his employment agreement).

        Termination for Cause, Death or Disability; Resignation other than for Good Reason.    In the event that during Mr. Carney's employment term, Mr. Carney's employment is terminated by us for Cause, or Mr. Carney resigns from his employment other than for Good Reason, we will pay him (or his estate, if applicable) his accrued but unpaid base salary earned through the date of termination, unreimbursed expenses, plus any other accrued but unpaid employee benefits earned through the date of his termination, including, without limitation, any annual bonus due but not yet paid for a completed calendar year.

        Change in Control.    Upon a Change in Control (as defined in his employment agreement), of which an initial public offering does not constitute a change in control, we (or our successor) will continue the employment of Mr. Carney, and Mr. Carney will continue performing services for us for a period of two years commencing on the date of the Change in Control and ending on the second anniversary thereof. Upon a Change in Control, all outstanding stock options granted by us or any of our affiliates to Mr. Carney will become fully vested and immediately exercisable on the date of the Change in Control.

        During a 30-day period commencing on the first anniversary of the date of the Change in Control, Mr. Carney will have the right to resign from his employment with us (or our successor) for any reason and receive an amount equal to (i) one times the amount of his base salary, as is then in effect, and (ii) one times the average of his annual bonus paid to him for the two years immediately prior to the year in which such resignation occurs. If, however, such resignation constitutes an Involuntary

Termination (as defined above), he will receive payments in accordance with an Involuntary Termination. All of the aforementioned payments would be paid by us in a lump-sum amount no later than 30 days after the date of his termination.

        Reduction in Payments.    The employment agreement contains a Code Section 280G "cusp" provision. In the event that any payment or distribution by us to or for the benefit of Mr. Carney pursuant to the terms of the employment agreement or otherwise would be considered a "parachute payment" and the amount of the parachute payment, after deduction of all relevant taxes, including excise taxes imposed by Code Section 4999, is less than the amount Mr. Carney would receive if he was paid three times his average "base amount" less $1.00, then the aggregate amounts constituting the parachute payment will be reduced (or returned by Mr. Carney if already paid to him) to an amount that will equal three times his average "base amount" less $1.00.

        Noncompetition.    Mr. Carney is subject to a noncompetition restrictive covenant during the term of his employment and for one year thereafter, although the covenant will not apply if his employment is terminated due to an Involuntary Termination or he resigns during the 30-day period commencing on the first anniversary of a Change in Control.

        Nonsolicitation.    Mr. Carney is subject to a nonsolicitation restrictive covenant of clients, employees and key consultants during the term of this employment and for one year thereafter.

        Confidentiality.    Mr. Carney is subject to a confidentiality restrictive covenant of unlimited duration.

        Arbitration.    Any dispute or controversy arising under or in connection with Mr. Carney's employment agreement that cannot be mutually resolved by him and us will be settled exclusively by arbitration in West Orange, New Jersey. The cost of the arbitration will be borne by the parties in the manner determined by the arbitrators.

        Waiver and Release.    Our obligations under Mr. Carney's employment agreement are subject to Mr. Carney executing and delivering a waiver and release (relating to his release of claims against us) in a form reasonably and mutually agreed upon.

  Employment Agreement with Lawrence E. Brown

        We have entered into an employment agreement, dated January 3, 2005, as amended on                        , 2005, with Lawrence E. Brown, which agreement supersedes the employment agreement, dated January 1, 2003, between us and Mr. Brown. The terms of this employment agreement are identical to those set forth in Mr. Carney's employment agreement described above, except that, pursuant to his employment agreement, Mr. Brown will serve as President and Chief Operating Officer, and he will receive a minimum annual base salary of $330,000. In addition, in the event of an Involuntary Termination of Mr. Brown's employment term, he shall only be entitled to receive a payment of one and one half times his base salary and annual bonus.

  Employment Agreement with Scott M. Shaw

        We have entered into an employment agreement, dated January 3, 2005, with Scott M. Shaw, as amended on                        , 2005, which agreement supersedes the employment agreement, dated January 1, 2003, between us and Mr. Shaw. The terms of this employment agreement are identical to those set forth in Mr. Carney's employment agreement described above, except that, pursuant to his employment agreement, Mr. Shaw will serve as Senior Vice President, Strategic Planning and Business Development, and he will receive a minimum annual base salary of $280,000. In addition, in the event of an Involuntary Termination of Mr. Shaw's employment term, he shall only be entitled to receive a payment of one times his base salary and annual bonus.

  Employment Agreement with Cesar Ribeiro

        We have entered into an employment agreement, dated January 3, 2005, as amended on                        , 2005, with Cesar Ribeiro. The terms of this employment agreement are identical to those set forth in Mr. Carney's employment agreement described above, except that, pursuant to his employment agreement, Mr. Ribeiro will serve as Vice President, Chief Financial Officer and Treasurer, and he will receive a minimum annual base salary of $250,000. In addition, in the event of an Involuntary Termination of Mr. Ribeiro's employment term, he shall only be entitled to receive a payment of one times his base salary and annual bonus.

Existing Employee Benefit Plans

  Management Stock Option Plan

        We have granted awards under our Management Stock Option Plan since the plan became effective on January 1, 2002. Upon completion of this offering, all awards outstanding under our Management Stock Option Plan will continue to be subject to the terms and conditions of the plan; however, no further awards will be granted under the plan.

        Awards.    Our Management Stock Option Plan permits the grant of nonqualified stock options and incentive stock options to purchase shares of our common stock (we collectively refer to nonqualified stock options and incentive stock options as "options"). The terms and conditions of an option grant are set forth in a related option agreement.

        Shares Subject to Plan.    We have reserved up to 2,087,835 shares of our common stock underlying options pursuant to the plan. The maximum number of shares of common stock that may be issued in connection with incentive stock options is 1,043,917. The plan contains standard anti-dilution provisions.

        Administration.    The plan is administered by our board of directors or by our compensation committee of our board. Our board and our compensation committee have the discretion to select those to whom options will be granted (from among those eligible) and to determine the exercise price, the duration and other terms and conditions of the options, subject to the terms of the plan. Our board may authorize our compensation committee to exercise any and all of the powers and functions of our board pursuant to the plan. Our board or our compensation committee will have the authority to interpret and construe the plan, and any interpretation or construction of the provisions of the plan or of any options granted under the plan by our board or our compensation committee will be final and conclusive. No member of our compensation committee or of our board will be liable for any action or determination made in good faith with respect to the plan or any options granted under it.

        Eligibility.    Options may be granted to our key employees, consultants and non-employee directors or to key employees, consultants and non-employee directors of our subsidiaries who are selected by our board or our compensation committee.

        Exercise Price.    Our board or our compensation committee determines the exercise price of the options, although the price for an incentive stock option must not be less than 100% of the fair market value of a share of our common stock on the date of grant, as determined in good faith by our compensation committee in accordance with Section 422 of the Code.

        Vesting of Options.    Our board or our compensation committee may designate options as service options or performance options and provide vesting schedules for such grants. Generally, one-half of the options granted in any one option grant vest automatically over a five-year period (20% of the options vesting each year), so long as the participant remains employed by us or any of our subsidiaries or the director remains a member of our board or the board of any of our subsidiaries (we refer to these options as the "service options"). The other one-half generally vest at a rate of up to 20% per year subject to our achievement of certain predetermined financial performance goals (we refer to these options as the "performance options"). Performance options will vest and become exercisable on the April 15th following the year in which the target performance goals are achieved, so long as the participant remains employed by us or any of our subsidiaries or is no longer employed due to an involuntary termination (as defined in the management stockholders agreement). If the goals for a fiscal year are not achieved, none of the performance options subject to vesting for such fiscal year will become exercisable and such options will instead remain eligible to vest and become exercisable if certain cumulative goals are achieved. However, each performance option will become fully vested and immediately exercisable on the seventh anniversary of the date on which the performance option was granted.

        Change in Control.    In the event of a change in control (as defined in the plan), of which an initial public offering does not constitute a change in control, all outstanding unvested service options and all outstanding performance options will become fully vested and immediately exercisable on the effective date of such change in control. In the event of an initial public offering, performance options not yet vested will no longer be exercisable by their terms and will vest and become exercisable as if they were service options.

        Duration of Options.    Generally, options will terminate immediately upon an employee ceasing to be an employee, a consultant ceasing to be a consultant and a director ceasing to be a member of our board or the board of one of our subsidiaries. Options granted under the plan will terminate upon the earliest to occur of (i) the tenth anniversary of the date of the option agreement and (ii) the following dates: (a) the six-month anniversary of the date of death of the participant; (b) unless otherwise provided in an agreement between the participant and us, the 30-day anniversary of the date of the participant's retirement or disability (as defined in the management stockholders agreement) if the participant retires or is disabled while an employee, consultant or director, or the 30-day anniversary of the date of involuntary termination of the participant; and (c) immediately upon a participant's termination of employment, consultancy or directorship for cause or upon a participant's voluntary resignation; provided, however, in the event of (b) above, performance options will terminate on the 30-day anniversary of the later of (A) such termination of employment and (B) April 15th of the year in which such termination of employment occurred.

        Cash-Out.    Our board or our compensation committee may also, in its sole discretion, cancel the vested portion of options held by a participant whose employment, consultancy or directorship has terminated in exchange for a cash payment equal to the excess of the fair value price of the option (as defined in the plan) over the exercise price, multiplied by the number of shares of common stock subject to such cancelled options; provided, however, that our board or our compensation committee not exercise this right in contemplation of a change in control or an initial public offering. In addition, our board or our compensation committee may cancel any outstanding options in exchange for a cash payment to a participant equal to the excess of the fair market value (as determined in good faith by our board) of the consideration received per Stonington Share by Stonington (as defined in the management stockholders agreement) in any sale to a person which is not an affiliate (as defined in the management stockholders agreement) of us or Stonington of all the then issued and outstanding Stonington Shares over the exercise price of the option, multiplied by the number of shares of common stock subject to such cancelled options, effective upon consummation of such event.

        Termination; Amendment.    The plan will terminate upon, and no options will be granted after, the close of business on January 1, 2012, unless it is terminated sooner by all 2,087,035 option shares being granted and either fully exercised or cancelled as provided for in the plan. Our board may amend, suspend or discontinue this plan at any time, subject to applicable law, although our board may not alter or amend or discontinue or revoke or otherwise impair any outstanding options that have been granted and remain unexercised in a manner adverse to the holders, subject to anti-dilution provisions.

  401(k) Plan

        We maintain a plan qualified under Section 401(k) of the Code. Under our 401(k) plan, a participant may contribute a maximum of 25% of his or her pre-tax salary, commissions and bonuses through payroll deductions, up to the statutorily prescribed annual limit ($13,000 in calendar year 2004). The percentage elected by more highly compensated participants may be required to be lower. In addition, at the discretion of our board of directors, we may make discretionary matching and/or profit-sharing contributions into our 401(k) plan for eligible employees, which may be subject to vesting requirements.

        With respect to each of the named executive officers, the following matching contributions were made on their behalf under our 401(k) plan for 2004: $3,900 for Mr. Carney; $3,900 for Mr. Brown; $3,900 for Mr. Shaw; $3,900 for Mr. Buchenot; and $3,900 for Ms. Ramentol.

  Retirement Plan

        We maintain a pension plan for certain employees, which is a defined benefit pension plan intended to qualify under Section 401(a) and Section 501(a) of the Code. This plan was frozen at December 31, 1994 for non-union employees. Our benefits are funded through employer contributions. Our employees are eligible to participate in the pension plan when they have satisfied the years of service and age requirements. The pension plan provides a benefit upon normal retirement (which is age 65) equal to: 1.5% of "average monthly earnings" (as defined in the pension plan) multiplied by the number of the participant's years of service up to a maximum of 35 years plus any past service accrued benefit. Average monthly earnings are generally the participants' average of monthly earnings, which includes items includible as compensation as described in the applicable Code regulations.

        Participants generally become 100% vested in their benefits under the pension plan when they complete five years of service unless the plan is denied as a "top heavy plan" (as defined in the pension plan).

        Benefits under the pension plan are normally payable in the form of a single-life annuity in the case of unmarried participants, and in the form of a joint and survivor annuity in the case of married participants. The pension plan has been frozen for non-union employees since December 31, 1994.

        With respect to each of the named executive officers, the estimated credited full years of service under the pension plan as of the date of this prospectus are as follows: Mr. Carney, 0 years; Mr. Brown, 24 years; Mr. Shaw, 0 years; Mr. Buchenot, 12 years; and Ms. Ramentol, 29 years.

New Employee Benefit Plans

        We also intend to adopt a number of new employee benefit plans prior to the completion of this offering. We expect these plans to be substantially as follows:

  2005 Long-Term Incentive Plan

        Upon completion of the offering, a new incentive compensation plan will go into effect, which we refer to in this prospectus as the incentive plan.

        Eligibility.    Any employee, officer or consultant of our company or any of our subsidiaries (as defined in the incentive plan) may be selected by our compensation committee to participate in the incentive plan.

        Administration.    The incentive plan will be administered by our compensation committee. As administrator of the incentive plan, our compensation committee has the authority, among other things, to determine eligibility to receive awards, the type of awards to be granted, the number of shares of stock subject to, or cash amount payable in connection with, the awards and the terms and conditions of each award (including vesting, forfeiture, payment, exercisability and performance periods and targets).

        Our compensation committee will have the authority to interpret and construe the incentive plan, and all determinations made by our compensation committee in administering and interpreting the incentive plan will be final and conclusive for all purposes. Our compensation committee may delegate its authority under the incentive plan to one or more designees, or our board of directors may take administrative action with respect to the plan. No member of our board, our compensation committee or its designees will be liable for any action or determination made in good faith with respect to the incentive plan. The company will indemnify each such person against any such liability arising under the incentive plan, absent a showing of such person's fraud, willful misconduct or failure to act in good faith.

        Awards.    One or more of the following awards may be granted to participants under the incentive plan:

  •
  stock options;

  •
  restricted share units;

  •
  performance share units;

  •
  stock appreciation rights; and

  •
  other equity awards.

        All awards under the incentive plan are made in the discretion of our compensation committee. For this reason, it is not possible to determine the benefits or amounts of the awards that will be received by any particular employee or consultant of our company or any of our subsidiaries in the future under the incentive plan. No awards will be granted under the incentive plan until after the completion of this offering.

        Stock Options.    Stock options may be granted under the incentive plan, including incentive stock options (referred to as "ISOs"), which will comply in all respects with the provisions of Section 422 of the Internal Revenue Code, as amended (referred to as the "Code"), and nonqualified stock options (referred to as "NSOs"). The option exercise price (or the method for determining the exercise price) of all stock options granted under the incentive plan will be determined by our compensation committee at the time of grant, except that any ISO will not be granted at a price that is less than 100% of the fair market value of the stock on the date the exercise price is fixed. Stock options may be exercised as determined by our compensation committee, but in no event after the tenth anniversary of the date of grant. Our compensation committee will determine the form of payment of the exercise price of an option at the time of grant.

        Restricted Share Units.    A restricted share unit entitles a participant to receive, upon the lapse of certain restrictions, one or more shares of common stock in consideration for his or her employment or service with our company or our subsidiaries. Our compensation committee may, in its sole discretion, pay cash in lieu of shares or in combination with shares upon the lapse of restrictions applicable to a restricted share unit.

        Performance Share Units.    A performance share unit entitles a participant to receive, upon the satisfaction of certain conditions and/or lapse of restrictions, a target number of shares of common stock based upon the achievement of specified performance targets over a specified performance period. Performance share units will be settled, in the sole discretion of our compensation committee, through the delivery of shares of common stock, payment in cash or a combination of both.

        Stock Appreciation Rights ("SAR").    A SAR entitles a participant to receive, upon satisfaction of certain conditions, an amount equal in value to the difference between the fair market value of a share of stock on the date of exercise of the SAR over the exercise price of the SAR. The exercise price (or method for determining the exercise price) of a SAR will be fixed by our compensation committee at the time of grant. SARs will be settled, in the sole discretion of our compensation committee, through the delivery of shares of common stock, payment in cash or a combination of both. A SAR may be granted alone or in tandem with a stock option.

        Other Awards.    Our compensation committee will have the authority to specify the terms and provisions of other forms of equity related awards not described above.

        Performance Based Awards.    Our compensation committee may determine whether any award granted under the incentive plan is intended to be "performance-based compensation" under Section 162(m) of the Code and may act to preserve the deductibility of these awards for federal income tax purposes. Any awards designated as performance-based compensation will be conditioned on the achievement of one or more performance targets, to the extent required by Section 162(m) of the Code. The performance targets that may be used by our compensation committee for such awards will be based on measurable and attainable financial goals for our company, one or more of our subsidiaries or any combination of such entities, including net income, revenues, cash flow, operating margin, operating revenues, pre-tax operating income, operating income growth, return on assets, total shareholder return, share price, return on equity, diluted earnings per share or earnings per share growth, or any combination of the above as selected by our compensation committee, and quantifiable non-financial goals.

        Each participant granted a performance-based award is assigned a target number payable if performance targets are achieved. If a participant's performance exceeds his or her performance targets, awards may be greater than 100% but no more than 200% of the target number. Our compensation committee retains the right to reduce any award if it believes that individual performance does not warrant the award calculated. In the event that all members of our compensation committee are not "outside directors" (as defined in Section 162(m) of the Code), the grant and terms of awards intended to qualify as performance-based compensation will be made by a subcommittee of our compensation committee consisting of two or more outside directors.

        Shares Reserved for Issuance.    Subject to certain adjustments, the maximum number of shares of our common stock that may be issued for all purposes under the incentive plan will be an aggregate of 1.0 million shares plus any shares of common stock remaining available for issuance under the prior plan. Any shares of our common stock that (i) correspond to awards under the incentive plan or the management stock option plan that are forfeited or expire for any reason without having been exercised or settled or (ii) are tendered or withheld to pay the exercise price of an award or to satisfy a participant's tax withholding obligations will be added back to the maximum number of shares available for issuance under the incentive plan. Shares of our common stock issued pursuant to awards under the incentive plan may be either treasury shares or authorized and unissued shares.

        The maximum number of shares of common stock that may be subject to stock options granted to any participant during any calendar year is 150,000 shares. The maximum number of shares of common stock that may be subject to awards (other than stock options) granted to any participant during any calendar year is 150,000 shares. The maximum number of shares of common stock that may be subject to incentive stock options is 500,000 shares. The incentive plan contains standard anti-dilution provisions.

        Termination of Employment; Change in Control and Acceleration Generally.    Our compensation committee has the authority to determine the effect, if any, on the vesting, exercisability, payment or lapse of restrictions applicable to an award of a participant upon his or her termination of employment with our company and any of our subsidiaries or upon a change in control (as defined in the incentive plan) of our company, which effect may be specified at the time of grant or at a subsequent time. In connection with a participant's termination of employment, however, if such termination is for cause (as defined in the participant's award document under the incentive plan) or if our compensation committee fails to take any action to the contrary, any unexercised stock options (whether vested or not) and any unvested restricted share units, performance share units, stock appreciation rights or other awards granted to such participant will lapse and become void as of the date of such termination.

        In all other circumstances, our compensation committee may, in its sole discretion, accelerate the vesting or payment of any award, the lapse of restrictions on any award or the date on which any award first becomes exercisable.

        Amendment and Termination.    Our board may, at any time, terminate, amend, modify or suspend the incentive plan, except that no amendment may be made that (i) increases the maximum number of shares available for issuance under the incentive plan without shareholder approval or (ii) adversely impairs or alters the rights of a participant with respect to any award outstanding without such participant's consent, unless necessary to comply with applicable laws or to ensure that an award is not subject to interest and penalties under Section 409A of the Code. Unless terminated earlier, the incentive plan will terminate on the tenth anniversary of the date on which it is approved by stockholders, except with respect to awards that are then outstanding.

        No Repricing.    The incentive plan explicitly prohibits our compensation committee from taking any action that has the effect of repricing a stock option or stock appreciation rights, unless our compensation committee is making adjustments pursuant to the incentive plan's standard anti-dilution provision.

        Certain Federal Income Tax Consequences of Options.    Certain of the federal income tax consequences to participants granted options under the incentive plan and our company relating to such options are set forth below in the following general summary.

        A participant who is an employee and who is granted an ISO will not recognize income at the time of grant or exercise of such ISO. No federal income tax deduction will be allowable to our company upon the grant or exercise of such ISO. However, upon the exercise of an ISO, any excess in the fair market price of the shares of common stock over the exercise price constitutes a tax preference item that may have alternative minimum tax consequences for the participant. When the participant sells such shares more than one year after the date of transfer of such shares and more than two years after the date of grant of such ISO, the participant will normally recognize a long-term capital gain or loss equal to the difference, if any, between the sale prices of such shares and the exercise price, and our company will not be entitled to a federal income tax deduction with respect to such capital gain or loss. If the employee does not hold such shares for the required holding period, when the participant sells such shares, the employee will recognize ordinary compensation income and possibly capital gain or loss in such amounts as are prescribed by the Code and the regulations thereunder and the company will generally be entitled to a federal income tax deduction in the amount of such ordinary compensation income.

        A participant who is granted a NSO will not recognize income at the time of grant of such stock option. When the participant exercises such NSO, the participant will recognize ordinary compensation income equal to the difference, if any, between the exercise price paid and the fair market value, as of the date of exercise, of the shares the participant receives. The tax basis of such shares to the participant will be equal to the exercise price paid plus the amount includible in the employee's gross income. If the participant disposes of any shares of common stock received upon the exercise of his or her NSO, the participant will recognize capital gain or loss equal to the difference between his or her tax basis in such shares and the amount of sale proceeds that the participant realizes on the disposition of such shares. The gain or loss will be either short term or long term, depending on the holding period, which will commence on the date on which the participant recognized taxable income in respect of such shares. Subject to the applicable provisions of the Code and the regulations thereunder (including Section 162(m)), when the participant exercises such NSO, our company will generally be entitled to a federal income tax deduction in respect of the NSO in an amount equal to the ordinary compensation income recognized by the participant.

  2005 Non-Employee Directors Restricted Stock Plan

        Upon completion of the offering, a new restricted stock plan for non-employee directors will go into effect, which we refer to in this prospectus as the directors' plan.

        Eligibility.    Only directors who are not employees of our company or any of our subsidiaries may participate in the directors' plan.

        Administration.    The directors' plan will be administered by our compensation committee or such other committee appointed by our board. Our compensation committee will have the authority to interpret and construe the provisions of the directors' plan and to make all administrative rules, procedures and determinations with respect to the directors' plan in accordance with the terms of such plan. Our compensation committee may designate one or more of our employees to carry out the day-to-day aspects of our compensation committee's responsibilities under the directors' plan.

        Shares reserved for issuance.    Subject to certain adjustments, the maximum number of shares of our common stock that may be issued for all purposes under the directors' plan will be an aggregate of 100,000 shares. Shares of our common stock issued under the directors' plan may be either treasury shares or authorized and unissued shares. The directors' plan contains a standard anti-dilution provision.

        Awards.    An award of restricted stock or restricted stock units may be made to a non-employee director under the directors' plan. Awards made under this plan are granted for no consideration other than the provision of services or for such other consideration as our compensation committee may determine or as may be required by applicable law.

        Initial awards under the directors' plan are subject to the discretion of our compensation committee. For this reason, it is not possible to determine the benefits or amounts of the initial awards that will be received by non-employee directors under the director's plan. No awards will be granted under the directors' plan until after the completion of this offering. As of the date of this prospectus, we have seven non-employee directors.

        Restricted Stock Awards.    Subject to a deferral election, on the first day of the month following the later of the month in which (i) a non-employee director becomes a non-employee director and (ii) the date of completion of this offering, a non-employee director will receive a one-time award of restricted shares of our common stock equal to $60,000 (based on the fair market value of a share of our common stock on the date of grant) or such other amount as our compensation committee may determine from time to time.

        Subject to a deferral election, as of the date of each annual meeting of our stockholders commencing in 2006, each non-employee director will automatically receive an award of restricted shares of our common stock equal to $30,000 (based on the fair market value of a share of common stock on the date of grant). Notwithstanding the foregoing sentence, if a non-employee director (i) will not continue to serve as a director on our board immediately after the relevant annual meeting or (ii) became a director on our board within 60 days or less of the relevant annual meeting, then such non-employee director will not receive any annual award of restricted stock for such year.

        An award of restricted stock vests at a rate of 33 1/3% on each of the first, second and third anniversaries of the date of grant, subject to our compensation committee's authority to accelerate the vesting of the award upon a change in control (as defined in the incentive plan). Restricted stock will not be transferable until the later of the date on which it becomes vested (other than by the laws of descent and distribution) and six months following the date of grant. A non-employee director will have the right to vote and receive dividends upon receiving an award of restricted stock.

        Deferral Election; Restricted Stock Unit Awards.    Each non-employee director will be given the opportunity to make an irrevocable election to defer under our deferral plan (described in detail below) receipt of all or any portion of an award of restricted stock otherwise receivable by him or her. Any such election to defer must be made by the non-employee director within the time specified by our compensation committee no later than December 31st of the taxable year prior to the year in which the applicable award of restricted stock would otherwise be made to such director.

        Where a non-employee director makes such a deferral election, he will receive a number of restricted stock units in lieu of, and equal to, the number of shares of restricted stock that is subject to the deferral election. Whereas a restricted stock award results in the immediate distribution of shares of our common stock, which remain subject to applicable vesting and transfer restrictions, a restricted stock unit award is a contractual right to receive shares of our common stock at a later date upon the satisfaction of certain vesting and settlement conditions.

        The non-employee director will receive an award of these restricted stock units on the same date that the award of restricted stock subject to the deferral election would have been granted. An award of restricted stock units will vest at a rate of 33 1/3% on each of the first, second and third anniversaries of the date of grant, subject to our compensation committee's authority to accelerate the vesting of the award upon a change in control. Upon an award of restricted stock units, or portion thereof, becoming vested, no shares of common stock will be issued to the non-employee director. Instead, the restricted stock units will be credited to the non-employee director's account under our deferral plan on the applicable vesting date. Any restricted stock units credited to the deferral plan will be held as restricted stock units until such time as they are settled through the delivery of shares of common stock in accordance with the terms and conditions of our deferral plan. In addition, upon an award of restricted stock units, or portion thereof, becoming vested, the non-employee director will be entitled to have any dividend equivalents earned as of the applicable vesting date that correspond to such restricted stock units distributed in whole shares of our common stock.

        Restricted stock units will not be transferable (other than by the laws of descent and distribution). A non-employee director will have no rights as a stockholder in our company with respect to restricted stock units held by him until shares of our common stock underlying such units are distributed.

        Termination of Service.    In the event that a non-employee director's service on our board terminates, our compensation committee has the authority to accelerate the vesting of an award, which action may be taken at the time of grant or at a subsequent time. In the absence of any action by our compensation committee to the contrary, upon such termination of service, such non-employee director's award will, to the extent unvested, be immediately forfeited as of such date of termination.

        Amendment and Termination.    Our board may, at any time, terminate, amend, modify or suspend the directors' plan, except that no amendment may be made (i) where required by applicable law or exchange rules, unless stockholder approval is obtained, or (ii) that adversely alters or affects the rights of a non-employee director with respect to any award outstanding without such director's consent. Unless terminated earlier, the directors' plan will terminate on the tenth anniversary of the date on which it is approved by stockholders, except with respect to awards that are then outstanding.

  2005 Deferred Compensation Plan

        Upon completion of the offering, a new deferred compensation plan will go into effect, which we refer to in this prospectus as the deferral plan. The deferral plan is intended to be an unfunded plan.

        Administration.    Our compensation committee (or its designee) will administer the plan. All determinations, interpretations and action taken by our compensation committee with respect to the deferral plan will be final and binding on all persons. No member of our compensation committee will be liable to any person for any action taken or omitted in good faith in connection with the administration or interpretation of the deferral plan. We will indemnify and hold any of our employees or directors, including any member of our compensation committee, harmless against all expenses and liabilities arising out of any action taken or omitted in good faith in administering the deferral plan.

        General Terms. A select group of management and highly compensated employees whose annualized base salary for the preceding calendar year is not less than dollar amount specified by our compensation committee (such limit will initially be $170,000) may participate in the deferral plan. An employee who satisfies this eligibility criteria may elect to defer on an annual basis up to a maximum of 10% of the total cash compensation due to him or her from our company or our subsidiaries (before deductions to any savings plans). The types of compensation subject to and excluded from the deferral election are illustrated in the deferral plan.

        The deferral plan permits our non-employee directors to defer the total cash payments due to them in connection with their service on our board or any committee of our board, including annual retainer fees and committee fees. Non-employee directors are also permitted to defer all or a portion of the restricted stock receivable by them under the directors' plan (described above) in the form of restricted stock units. Our compensation committee has the discretion to exclude an otherwise eligible employee or non-employee director from participating in the deferral plan if such exclusion is in the best interests of our company or necessary or advisable to comply with the requirements of applicable law.

        Participants who make deferral elections under the deferral plan will elect the deferral period and manner of payment for deferred amounts. Deferral elections made under the deferral plan will be irrevocable, unless our compensation committee determines otherwise. The deferral period may generally not be less than three years. Participants will be fully vested in amounts deferred by them under the deferral plan.

        Participants may invest cash amounts deferred by them under the deferral plan among various notional investment alternatives designated by our compensation committee. Cash amounts deferred under the deferral plan will be credited (or debited) periodically to reflect the return, if any, on such notional investments.

        Restricted stock unit amounts deferred under the deferral plan by a non-employee director will remain in the form of restricted stock units until such units are settled in shares of our common stock at the end of the applicable deferral period. A non-employee director participant who has deferred restricted stock units under the deferral plan will earn dividend equivalents with respect to the shares of our common stock underlying such units. The dividend equivalents will be credited to the non-employee director participant's account under the deferral plan and distributed in whole shares of our common stock at the same time a distribution of shares is made with respect to the corresponding restricted stock units.

        Within a reasonable period following the end of the applicable deferral period, the participant (pursuant to his or her payment election) will receive cash amounts deferred (and any related credits earned) under the deferral plan in the form of cash in (i) a single lump-sum payment, (ii) up to 10 annual installments over 10 years or (iii) up to 120 monthly installments over 10 years, unless the committee determines otherwise. Within a reasonable period following the end of the applicable deferral period, non-employee director participants who have elected to defer restricted stock units under the deferral plan will have such units (and any related dividend equivalents earned) distributed in the form of whole shares of our common stock.

        Our compensation committee will at all times have the right to accelerate the distribution of any amounts deferred by a participant under the deferral plan to the extent permitted by Section 409A of the Code.

        Termination of Employment or Service and Change in Control.    In the event of an employee participant's separation from service for any reason other than retirement or a non-employee director participant's service on our board is terminated, all amounts deferred by such participant (including credits and dividend equivalents earned) in the deferral plan will be distributed as soon as practicable following the date of his or her termination, unless our compensation committee determines otherwise. At least 30 days prior to a change in control (as defined in the incentive plan), or on such date specified by our compensation committee that is less than 30 days prior to the date of the change in control, all amounts deferred by participants (including credits and dividend equivalents earned) under the deferral plan will be distributed to such participants.

        Amendment and Termination.    Our compensation committee may, at any time, terminate, amend, or modify the deferral plan, except that no amendment or termination may adversely affect the rights of a participant in any deferral account that has been established prior to such amendment or termination without such participant's consent. Notwithstanding the foregoing sentence, our compensation committee may make any amendment or modification necessary or proper to conform with any law or governmental regulation, to avoid being subject to interest and penalties under Section 409A of the Code or to prevent any tax assessment against amounts deferred under the plan prior to the distribution of such amounts.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Consulting Agreements

        We entered into a Management Services Agreement with Stonington dated January 23, 2003 pursuant to which Stonington provides us and our board of directors with management consulting and business advisory services upon our request. Stonington is our largest stockholder and officers of Stonington serve on our board of directors. We pay Stonington an annual fee of $750,000 and provide reimbursement for reasonable expenses. The agreement will terminate upon the completion of this offering.

        We had a consulting agreement with Hart Capital to advise us in identifying acquisition and merger targets and to assist with the due diligence reviews and negotiations with these targets. This agreement terminated by its terms in June 2004. Hart Capital is the managing member of Five Mile River Capital Partners LLC, which is our second largest stockholder and Steven Hart, who is the owner and President of Hart Capital, sits on our board of directors. We paid Hart Capital a monthly retainer, reimbursement of expenses and an advisory fee for its work on successful acquisitions or mergers. In accordance with the agreement, we paid Hart Capital approximately $0.7 million, $0.6 million and $0.4 million for the years ended December 31, 2002, 2003 and 2004, respectively. Pursuant to the agreement, we may have future obligations to make certain payments to Hart Capital with respect to acquisition opportunities identified for us by Hart Capital prior to the termination of the agreement if we consummate any such acquisition opportunities within the twelve months following the termination of the agreement. We paid Hart Capital $0.3 million for its services in connection with the NETI acquisition, which closed on January 11, 2005.

Stockholders' Agreement

        On September 15, 1999, we entered into a Stockholders' Agreement with affiliates of Stonington and Hart Capital. Under this agreement, as amended, Stonington agreed that so long as Hart Capital and Steven Hart owned at least 5% of the outstanding shares of our common stock, Stonington would vote all of the shares of our common stock that it owns in favor of Steven Hart or his designee in elections of members of our board of directors. Hart Capital also agreed to vote all of the shares of our common stock that it owns in favor of Stonington's designees in elections of members of our board of directors, as well as in the same manner as Stonington in other matters requiring stockholder approval. The Stockholders' Agreement grants Stonington a right of first refusal in the sale of any shares of common stock by Hart Capital, Steven Hart and their transferees so long as Stonington and/or its affiliates own at least 20% of the then outstanding common stock.

        The Stockholders' Agreement also sets forth certain "tag along" and "drag along" rights relating to sales of our common stock. The "tag along" rights require Stonington to offer to include certain of the shares of our common stock held by Hart Capital, Steven Hart and their transferees in a sale by Stonington of 45% or more of the outstanding shares of our common stock. The "drag along" rights obligate Hart Capital, Steven Hart and their transferees to participate pro rata in certain sales of our common stock by Stonington. We also granted Hart Capital, Steven Hart and their transferees the right, under certain circumstances, to have shares of our common stock owned by them included in a registration statement that we file for the public offering of our common stock. Hart Capital and Steven Hart have exercised this right to sell shares of our common stock in this offering.

Management Stockholders Agreement

        On January 1, 2002, we entered into a Management Stockholders Agreement with an affiliate of Stonington and a number of our management employees who own shares of our common stock or stock options. The agreement significantly restricts the ability of these management stockholders to transfer their shares before we become a public company. The agreement also sets forth certain "tag along" and "drag along" rights relating to sales of our common stock. The agreement gives the management stockholders and us corresponding "put" and "call" rights for the management stockholders' shares in the event of a management stockholder's death, disability, retirement or involuntary termination prior to a public offering of our stock. We also granted the management stockholders the right, under certain circumstances, to have shares of our common stock owned by them included in a registration statement that we file for the public offering of our common stock. Certain of the management stockholders have exercised this right to sell shares of our common stock in this offering.

Registration Rights Agreement

        Prior to the completion of this offering, we anticipate entering into a registration rights agreement with our principal stockholder, Stonington. Pursuant to the registration rights agreement, Stonington shall have five "demand" registration rights. Pursuant to these demand rights, at any time following the closing of this offering, Stonington may request, subject to the lock-up agreements described under "Underwriting," that we, at our expense, file a registration statement under the Securities Act of 1933 to cover the restricted shares of our common stock that they own, as long as the aggregate offering price of the proposed transaction to be registered is greater than $25 million or represents an offering of at least 10% of our outstanding common stock. Upon receipt of such request, we generally will be required to use our reasonable best efforts to effect such registration. We will not be required to effect a requested registration, however, if we have effected one such registration which is still in effect, or if the request is made at any time up to 180 days following the effective date of any registered offering we have made to the general public, other than this offering, in which Stonington shall have been able to effectively register all the restricted stock as to which registration has been requested. We may also delay filing a registration statement or withhold efforts to cause a registration statement to become effective if our board of directors determines in good faith that such registration will materially and adversely interfere with or affect the negotiation or completion of any material transaction we are considering or will involve initial or continuing disclosure obligations that are not in our stockholders' best interests.

        The registration rights agreement also provides for "piggyback" rights with respect to the restricted shares of our common stock held by Stonington. Accordingly, if we propose to register, or decide to register following the exercise of a "demand" registration right as described above, any of our common stock for sale to the public following completion of this offering, we are required to give written notice of our intention to do so to Stonington and to use our reasonable best efforts to include in the registration statement the number of restricted shares of our common stock beneficially owned and requested to be registered by Stonington. If Stonington were to include shares in a registration statement where we also include shares, this would not count as a "demand" under this agreement even if Stonington requested the registration statement pursuant to its rights under this agreement before we decided to include any shares in or effectuate any registration statement. To the extent Stonington includes shares of our common stock in any registration statement, such inclusion would trigger incidental registration rights under the Stockholders' Agreement (including incidental registration rights of our second largest stockholder, Hart Capital) and the Management Stockholders Agreement, subject to reduction of such shares under certain circumstances by an underwriter. If a reduction of shares is necessary, stockholders who request to participate in the registration pursuant to this proposed new registration rights agreement or the Stockholders' Agreement or Management Stockholders Agreement will do so pro rata based on the numbers of shares held by such stockholders on a fully-diluted basis, except that we will have first priority to register shares of our common stock if we initiate the registration for our own account.

Management Loans

        On January 1, 2002, David F. Carney, our Chief Executive Officer and Chairman of the Board of Directors, Lawrence E. Brown, our President and Chief Operating Officer and Scott M. Shaw, our Senior Vice President, Strategic Planning and Development issued personal recourse secured promissory notes to us in the amount of $0.2 million, $0.1 million and $0.1 million, respectively. The notes were issued in connection with a loan to the executives named above in order to purchase shares of our common stock. The loans bore interest at a rate of 5.6% per year, payable annually. Mr. Carney paid all amounts outstanding under his promissory note in the first quarter of 2004. Messrs. Brown and Shaw paid all amounts outstanding under their promissory notes on March 24, 2005.

Initial Public Offering

        We are paying the expenses of this offering, including those of the selling stockholders, other than underwriting discounts and commissions. See "Underwriting."

PRINCIPAL AND SELLING STOCKHOLDERS

        The following table sets forth information regarding the beneficial ownership of our common stock as of April 30, 2005, as adjusted to reflect the sale of shares in the offering by:

  •
  each person known to us to beneficially own more than 5% of the outstanding shares of common stock;

  •
  each of the executive officers identified in the summary compensation table;

  •
  each of our directors;

  •
  all directors and executive officers as a group; and

  •
  each selling stockholder.

        Footnote (1) on the following page provides a brief explanation of what is meant by the term "beneficial ownership." For the purpose of calculating the percentage of shares beneficially owned by any stockholder, the number of shares of common stock deemed outstanding "prior to offering" includes shares of common stock subject to options held by beneficial owners that are currently exercisable or exercisable within 60 days of April 30, 2005. This table assumes the overallotment option granted to the underwriters is not exercised.

        For purposes of the calculation of beneficial ownership percentages, shares of common stock subject to options and warrants are considered outstanding and beneficially owned by the person holding the options or warrants but are not treated as outstanding for purposes of computing the percentage ownership of any person. As of April 30, 2005, there were 21,710,985 shares of common stock outstanding. Immediately following this offering            shares of common stock will be outstanding.

        The number of shares of common stock outstanding "After Offering" includes the additional shares of common stock offered by us in the offering. Except as indicated in the footnotes to this table and subject to applicable community property laws, the persons named in this table have the sole voting power with respect to all shares of common stock listed as beneficially owned by them.

	Before Offering			After Offering
Name of Beneficial Owner(1)	Number of Shares of Common Stock Beneficially Owned	Percent of Common Stock Beneficially Owned	Number of Shares Offered in this Offering	Number of Shares of Common Stock Beneficially Owned	Percent of Common Stock Beneficially Owned
Selling Stockholders:
Back to School Acquisition, L.L.C.(2)	18,165,500	79.1%
Hart Capital LLC(3)	3,132,100	13.6%
Directors and Executive Officers:
David F. Carney(4)(5)	449,855	2.0%
Lawrence E. Brown(4)(6)	271,937	1.2%
Scott M. Shaw(4)(7)	265,863	1.2%
Cesar Ribeiro(4)(8)	8,000	*
Alexandra M. Luster(4)(9)	16,125	*
Thomas McHugh(4)(10)	18,500	*
Stephen M. Buchenot(4)(11)	25,939	*
Deborah Ramentol(4)(12)	25,939	*
Edward B. Abrams(4)(13)	25,939	*
Ronald L. Beall(4)(14)	12,150	*
Anthony Stanziani(4)(15)	1,400	*
Alexis P. Michas(16)	18,165,000	79.1%
James J. Burke, Jr.(17)	18,165,000	79.1%
Steven W. Hart(18)	3,293,600	14.3%
Jerry G. Rubenstein(19)	34,526	*
John Petillo(20)	—	—
Paul Glaske(21)	—	—
Peter Burgess(22)	—	—
All executive officers and directors as a group (18 persons)	1,317,673	5.7%

*
Less than 0.5%.

(1)
"Beneficial ownership" is a term broadly defined by the SEC in Rule 13d-3 under the Exchange Act, and includes more than the typical forms of stock ownership, that is, stock held in the person's name. The term also includes what is referred to as "indirect ownership," meaning ownership of shares as to which a person has or shares investment or voting power. For purpose of this table, a person or group of persons is deemed to have "beneficial ownership" of any shares as of a given date that such person or group has the right to acquire within 60 days after such date.

(2)
Stonington Partners, Inc. II controls Back to School Acquisition, L.L.C. Stonington is a private equity investment firm that manages a fund of institutional capital on behalf of public and corporate pension funds, private endowments and other financial institutions. Alexis P. Michas is the Managing Partner of Stonington and James J. Burke, Jr. is a Partner of Stonington. Both are members of our board of directors. Both Back to School Acquisition, L.L.C. and Stonington have their business address at 767 Fifth Avenue, New York, New York 10153.

(3)
These shares are owned by Five Mile River Capital Partners LLC, of which Hart Capital LLC is the managing member. Steven Hart, a member of our board of directors, is the owner and President of Hart Capital LLC. Both Five Mile River Capital Partners LLC and Hart Capital LLC have their business address at 131 Rowayton Avenue, Rowayton, Connecticut 06853.

(4)
Unless otherwise noted, the business address for each of the executive officers is 200 Executive Drive, Suite 340, West Orange, New Jersey 07052.

(5)
Includes 115,288 shares of common stock currently held of record and options to purchase 334,567 shares of common stock.

(6)
Includes 65,626 shares of common stock currently held of record and options to purchase 206,311 shares of common stock.

(7)
Includes 65,626 shares of common stock currently held of record and options to purchase 200,237 shares of common stock.

(8)
Includes options to purchase 8,000 shares of common stock.

(9)
Includes options to purchase 16,125 shares of common stock.

(10)
Includes options to purchase 18,500 shares of common stock.

(11)
Includes options to purchase 25,939 shares of common stock.

(12)
Includes options to purchase 25,939 shares of common stock.

(13)
Includes options to purchase 25,939 shares of common stock.

(14)
Includes options to purchase 12,150 shares of common stock.

(15)
Includes options to purchase 1,400 shares of common stock.

(16)
Alexis P. Michas serves on our board of directors and is the Managing Partner of Stonington, our largest stockholder, which owns, through its controlled subsidiary Back to School Acquisition, L.L.C., 79.1% of our common stock. Mr. Michas disclaims beneficial ownership of these shares of common stock. Mr. Michas' business address is 767 Fifth Avenue, New York, New York 10153.

(17)
James J. Burke, Jr. serves on our board of directors and is a Partner of Stonington, our largest stockholder, which owns, through its controlled subsidiary Back to School Acquisition, L.L.C., 79.1% of our common stock. Mr. Burke disclaims beneficial ownership of these shares of common stock. Mr. Burke's business address is 767 Fifth Avenue, New York, New York 10153.

(18)
Mr. Hart serves on our board of directors and is the owner and President of Hart Capital LLC, the Managing Member of Five Mile River Capital Partners LLC, our second largest stockholder, which owns 13.6% of our common stock as described in (3) above. Mr. Hart beneficially owns options to purchase 161,500 shares of our common stock, which includes options held by trusts for the benefit of Mr. Hart's children. The amount listed in the table includes shares of common stock held by Five Mile River Capital Partners LLC of which Mr. Hart may be deemed to be the beneficial owner by virtue of his ownership of stock in, and/or membership on the board of directors of, Hart Capital LLC. Mr. Hart disclaims beneficial ownership of these shares of common stock. Mr. Hart's business address is 131 Rowayton Avenue, Rowayton, Connecticut 06853.

(19)
Jerry Rubenstein serves on our board of directors and is the beneficial owner of 34,256 shares of our common stock. Includes options to purchase 26,456 shares of common stock. Mr. Rubenstein's business address is Omni Management Associates, Two Bala Plaza, Suite 300, Bala Cynwyd, Pennsylvania 19004.

(20)
John Petillo serves on our board of directors. Dr. Petillo's business address is 65 Bergen Street, Room 1535, University Heights, Newark, New Jersey 07101.

(21)
Paul Glaske serves on our board of directors. Mr. Glaske's business address is 18136 South Shore Drive, Flint, Texas 75762.

(22)
Peter Burgess serves on our board of directors. Mr. Burgess' business address is 88 Sherwood Drive, Glastonbury, Connecticut 06033.

DESCRIPTION OF CAPITAL STOCK

General

        The following is a description of the material terms of our capital stock we expect to be included in our amended and restated certificate of incorporation and amended and restated bylaws and is only a summary. You should refer to our amended and restated certificate of incorporation and amended and restated bylaws as in effect upon the closing of this offering, which are included as exhibits to the registration statement of which this prospectus is a part.

        We are currently authorized to issue 50,000,000 shares of common stock, with no par value per share. As of the consummation of this offering, our authorized capital stock is expected to consist of            shares of common stock, with no par value and            shares of preferred stock.

Common Stock

        As of December 31, 2004, there were 21,698,785 shares of common stock outstanding, which were held of record by 14 stockholders.

        Voting rights.    The holders of our common stock will be entitled to one vote per share for each share held of record on any matter to be voted upon by stockholders. Our amended and restated certificate of incorporation will not provide for cumulative voting in connection with the election of directors and, accordingly, holders of more than 50% of the shares voting will be able to elect all of the directors standing for election.

        Dividend rights.    All shares of our common stock will be entitled to share equally in any dividends our board of directors may declare from legally available sources. Our new credit agreement currently imposes restrictions on our ability to declare dividends with respect to our common stock.

        Liquidation rights.    Upon liquidation or dissolution of our company, whether voluntary or involuntary, all shares of our common stock will be entitled to share equally in the assets available for distribution to stockholders after payment of all of our prior obligations, including obligations on our preferred stock.

        Other matters.    The holders of our common stock have no preemptive or conversion rights and our common stock is not subject to further calls or assessments by us. There are no redemption or sinking fund provisions applicable to the common stock. The rights, preferences and privileges of holders of common stock are subject to the rights of holders of shares of any series or preferred stock that may be issued in the future. All outstanding shares of our common stock, including the common stock offered in this offering, are fully paid and non-assessable.

Preferred Stock

        We expect our amended and restated certificate of incorporation to provide for the authorization of            shares of preferred stock. The shares of preferred stock may be issued from time to time at the discretion of the board of directors without stockholder approval. The board of directors will be authorized to issue these shares in different classes and series and, with respect to each class or series, to determine the dividend rate, the redemption provisions, conversion provisions, liquidation preference and other rights and privileges not in conflict with our amended and restated certificate of incorporation. The issuance of preferred stock could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change in control in Lincoln Educational Services Corporation. No shares of our preferred stock will be outstanding immediately following completion of this offering, and we have no immediate plans to issue any preferred stock. The issuance of any of our preferred stock could provide needed flexibility in connection with possible acquisitions and other corporate purposes, however, the issuance could also make it more difficult for a third party to acquire a majority of our outstanding voting stock or discourage an attempt to gain control of us. In addition, the board of directors, without stockholder approval, will be able to issue shares of preferred stock with voting and conversion rights that could adversely affect the voting power and other rights of the holders of common stock. The rules of The Nasdaq National Market, which will apply so long as our common stock is listed on The Nasdaq National Market, require stockholder approval of certain issuances equal to or exceeding 20% of the then outstanding voting power of the then outstanding number of shares of common stock. These additional shares may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.

Directors' Exculpation and Indemnification

        We expect that our amended and restated certificate of incorporation will provide that none of our directors shall be liable to us or our stockholders for monetary damages for any breach of fiduciary duty as a director, except to the extent otherwise required by the New Jersey Business Corporation Act, or the NJBCA. The effect of this provision is to eliminate our rights, and our stockholders' rights, to recover monetary damages against a director for breach of a fiduciary duty of care as a director, except to the extent otherwise required by the NJBCA. This provision does not limit or eliminate our right, or the right of any stockholder, to seek non-monetary relief, such as an injunction or rescission in the event of a breach of a director's duty of care. In addition, our amended and restated certificate of incorporation provides that, if the NJBCA is amended to authorize the further elimination or limitation of the liability of a director, then the liability of the directors shall be eliminated or limited to the fullest extent permitted by the NJBCA, as so amended. These provisions will not alter the liability of directors under federal or state securities laws.

Anti-Takeover Effects of the New Jersey Shareholders Protection Act

        We are subject to the provisions of Section 14A-10A of the New Jersey Business Corporation Act, which is known as the "New Jersey Shareholders Protection Act." Under the New Jersey Shareholders Protection Act, we are prohibited from engaging in any "business combination" with any "interested shareholder" for a period of five years following the time at which that shareholder becomes an "interested shareholder" unless the business combination is approved by our board of directors before that shareholder became an "interested shareholder." After this five-year period has expired, any business combination with an "interested shareholder" must be approved by holders of 66 2/3% of the voting shares not held by the "interested shareholder" or meet certain prescribed value requirements. Covered business combinations include certain mergers, dispositions of assets or shares and recapitalizations.

        An "interested shareholder" is (i) any person that directly or indirectly beneficially owns 10% or more of the voting power of our outstanding voting stock; or (ii) any of our affiliates or associates (as those terms are defined in the New Jersey Shareholders Protection Act) that directly or indirectly beneficially owned 10% or more of the voting power of our then-outstanding stock at any time within a five-year period immediately prior to the date in question.

Certain Provisions of Our Amended Certificate of Incorporation and Bylaws

        Board of Directors.    Our board of directors will consist of eight directors, four of whom will be independent directors. Any vacancy on our board of directors, including a vacancy resulting from an enlargement of our board of directors, may be filled only by the affirmative vote of a majority of the directors then in office, though less than a quorum. Any such director so elected shall hold office for the remainder of the full term of the director for which the vacancy was created or occurred and until his or her successor shall have been elected and qualified. The limitation on filling vacancies could make it more difficult for a third party to acquire, or discourage a third party from attempting to acquire, control of our company.

        Board meetings.    Our amended and restated bylaws will provide that special meetings of the board of directors may be called by the chairman of our board of directors, our chief executive officer or by any two directors in office.

        Stockholder meetings.    Our amended and restated certificate of incorporation will provide that any action required or permitted to be taken by our stockholders at an annual meeting or special meeting of stockholders may only be taken if it is properly brought before such meeting and may not be taken by non-unanimous written action in lieu of a meeting. Our bylaws will further provide that special meetings of the stockholders may only be called by our president, by a committee that is duly designated by the board of directors, by resolution adopted by the affirmative vote of the majority of the board of directors or pursuant to an order of the New Jersey Superior Court in accordance with NJBCA.

        Requirements for advance notification of stockholder nominations and proposals.    Our amended and restated bylaws will establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of our board of directors or a committee of the board of directors. In order for any matter to be considered "properly brought" before a meeting, a stockholder must comply with requirements regarding advance notice and provide certain information to us. These provisions could have the effect of delaying until the next stockholders meeting stockholder actions that are favored by the holders of a majority of our outstanding voting securities. These provisions could also discourage a third party from making a tender offer for our common stock, because even if it acquired a majority of our outstanding voting securities, it would be able to take action as a stockholder (such as electing new directors or approving a merger) only at a duly called stockholders meeting and not by non-unanimous written consent.

        Stockholder action by written consent.    Our amended and restated certificate of incorporation and amended and restated bylaws will prohibit stockholder action by non-unanimous written consent and require all such actions to be taken at a meeting of stockholders of our common stock.

        Cumulative voting.    Our amended and restated certificate of incorporation will provide that our stockholders shall have no cumulative voting rights.

        Amendment of certificate of incorporation and bylaws.    The amendment of the provisions described above in our amended and restated certificate of incorporation generally will require the affirmative vote of a majority of our directors, as well as the affirmative vote of the holders of at least 66 2/3% of our then-outstanding voting stock. Our amended and restated bylaws may be amended (i) by the affirmative vote of the majority of our board of directors or (ii) by the affirmative vote of holders of a majority of our then-outstanding voting stock.

Nasdaq National Market Trading

        We intend to apply to have our common stock approved for quotation on The Nasdaq National Market under the symbol "LINC."

Transfer Agent and Registrar

        We intend to appoint a transfer agent and registrar for our common stock prior to the consummation of this offering.

DESCRIPTION OF CREDIT AGREEMENT

        We and our subsidiaries are parties to a new credit agreement with Harris Trust and Savings Bank, as administrative agent, and a syndicate of banks that currently allows for revolving credit borrowings of up to $100 million. The new credit agreement permits the issuance of letters of credit up to an aggregate amount of $20.0 million, the amount of which reduces the availability of permitted borrowings under the new credit agreement. The new credit agreement expires on February 15, 2010 and bears interest at the rate of adjusted LIBOR plus a margin which ranges from 1.0% to 1.75% or a base rate (as defined in the new credit agreement) plus a margin which ranges from 0.0% to 0.25%. In addition to paying interest on the outstanding principal under the new credit agreement, we are required to pay a commitment fee with respect to the unused amounts available under the new credit agreement at a rate that ranges from 0.25% to 0.40% per year. As of April 30, 2005 there were borrowings of approximately $31.0 million outstanding and $4.3 million of letters of credit outstanding under the new credit agreement.

        Our and our subsidiaries' obligations under the new credit agreement are secured by a first priority lien upon substantially all of the assets that we and our subsidiaries own and any assets that we and our subsidiaries may acquire in the future, including a pledge of substantially all of our subsidiaries' common stock.

        The new credit agreement contains a number of financial and other covenants that, among other things, restrict our and our subsidiaries' abilities to incur additional indebtedness, grant liens or other security interests, make certain investments, become liable for contingent liabilities, make specified restricted payments including dividends, dispose of assets or stock, including the stock of its subsidiaries, or make capital expenditures above specified limits. The capital expenditure covenant limits permitted capital expenditure payments to $35 million for each fiscal quarter in 2005. Furthermore, none of our institutions can have a cohort default rate greater than 20% at any time. We must also maintain a minimum net worth (as defined in the new credit agreement), maximum fixed coverage charge ratios and maximum debt leverage ratios and cohort default. We also must maintain, as of the last day of each fiscal year, a financial responsibility composite score of at least 1.0. As of April 30, 2005, we and our subsidiaries were in compliance with these covenants. Some of these covenants remain constant and some vary over time as follows:

  •
  The ratio of our and our subsidiaries' total funded debt (as defined in the new credit agreement) to adjusted EBITDA (as defined in the new credit agreement) may not exceed 2.5:1 until December 31, 2005, 2.25:1 from January 1, 2006 until December 31, 2006 and 2.00:1 thereafter.

  •
  The ratio of our adjusted EBITDAR (as defined in the new credit agreement) for the last four fiscal quarters then ended, less our and our subsidiaries' capital expenditures (as defined in the new credit agreement), less taxes paid by us and our subsidiaries must be greater than a ranging ratio of between 1.00:1 and 1.35:1 until September 30, 2007 and 1.50:1 thereafter.

  •
  We shall at all times maintain net worth of at least $43.5 million plus 50% of our net income (as defined in the new credit agreement) (but without deducting for losses) for each fiscal quarter.

        The new credit agreement contains customary events of default as well as an event of default in the event of the suspension or termination of Title IV Program funding for our and our subsidiaries' schools aggregating 10% or more of our EBITDA or our and our subsidiaries' consolidated total assets and such suspension or termination is not cured within a specified period.

SHARES ELIGIBLE FOR FUTURE SALE

        Prior to this offering, there has not been a public market for our common stock. Future sales of substantial amounts of our common stock in the public market, or the possibility of these sales, could adversely affect the trading price of our common stock and could impair our future ability to raise capital through the sale of our equity at a time and price we deem appropriate.

        Upon completion of this offering, assuming the underwriters' overallotment option is not exercised, we will have outstanding    shares of common stock. Of these shares, the shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except for any shares purchased by our "affiliates," as defined in Rule 144 under the Securities Act, which would be subject to the limitations and restrictions described below.

        Assuming the underwriters' overallotment option is not exercised, the remaining    shares of common stock that will be held by affiliates will be "restricted securities," as defined in Rule 144. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144 and 144(k) promulgated under the Securities Act, which rules are summarized below. Upon expiration of the lock-up agreements described in "Underwriting," 180 days after the date of this prospectus, all of these shares will be eligible for sale in the public market pursuant to Rule 144 or Rule 144(k).

        Subject to the lock-up agreements described in "Underwriting" and the provisions of Rules 144 and 144(k), additional shares will be available for sale in the public market as follows:

Number of Shares	Date
After the date of this prospectus. After 180 days from the date of this prospectus.

        All of these restricted securities will be eligible for sale in the public market, subject in some cases to the volume limitations and other restrictions of Rule 144, beginning upon expiration of the lock-up agreements described in "Underwriting."

Stock Options

        The numbers of shares of common stock listed above do not include shares of common stock issuable upon exercise of stock options granted under our stock plans that were unexercised as of December 31, 2004. Upon completion of the offering, we intend to file a registration statement on Form S-8 with the SEC to register shares of our common stock reserved for issuance or sale under our incentive stock plan. As of December 31, 2004, there were outstanding options to purchase a total of 2,022,495 shares of common stock, 974,862 of which were vested. Shares of common stock issuable upon the exercise of options granted or to be granted under our stock option plan will be freely tradable without restriction under the Securities Act, unless such shares are held by an affiliate of ours.

Rule 144

        In general, under Rule 144 as currently in effect, a person (or persons whose shares are required to be aggregated), including an affiliate, who has beneficially owned shares of our common stock for at least one year is entitled to sell in any three-month period a number of shares that does not exceed the greater of

  •
  1% of then outstanding shares of common stock, or    shares; and

  •
  the average weekly trading volume in the common stock on The Nasdaq National Market during the four calendar weeks preceding the date on which a notice of sale is filed, subject to restrictions.

        Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 144(k)

        In addition, a person who is not deemed to have been an affiliate of ours at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years, would be entitled to sell those shares under Rule 144(k) without regard to the manner of sale, public information, volume limitation or notice requirements of Rule 144. To the extent that our affiliates sell their shares, other than pursuant to Rule 144 or a registration statement, the purchaser's holding period for the purpose of effecting a sale under Rule 144 commences on the date of transfer from the affiliate.

MATERIAL UNITED STATES FEDERAL TAX CONSIDERATIONS
FOR NON-UNITED STATES HOLDERS

        The following discussion is a general summary of the material U.S. federal income and estate tax consequences of the ownership and disposition of our common stock applicable to "Non-U.S. Holders." As used herein, a Non-U.S. Holder means a beneficial owner of our common stock that is not a U.S. person or a partnership for U.S. federal income tax purposes, and that will hold shares of our common stock as capital assets (i.e., generally, for investment). For U.S. federal income tax purposes, a U.S. person includes:

  •
  an individual who is a citizen or resident of the United States;

  •
  a corporation (or other business entity treated as a corporation) created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia;

  •
  an estate the income of which is includible in gross income regardless of source; or

  •
  a trust that (A) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons, or (B) otherwise has elected to be treated as a U.S. domestic trust.

        If a partnership holds shares of our common stock, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership.

        This summary does not consider specific facts and circumstances that may be relevant to a particular Non-U.S. Holder's tax position and does not consider U.S. state and local or non-U.S. tax consequences. It also does not consider Non-U.S. Holders subject to special tax treatment under the U.S. federal income tax laws (including partnerships or other pass-through entities, banks and insurance companies, dealers in securities, holders of our common stock held as part of a "straddle," "hedge," "conversion transaction" or other risk-reduction transaction, controlled foreign corporations, passive foreign investment companies, companies that accumulate earnings to avoid U.S. federal income tax, foreign tax-exempt organizations, former U.S. citizens or residents and persons who hold or receive common stock as compensation). This summary is based on provisions of the U.S. Internal Revenue Code of 1986, as amended (the "Code"), applicable Treasury regulations, administrative pronouncements of the U.S. Internal Revenue Service ("IRS") and judicial decisions, all as in effect on the date hereof, and all of which are subject to change, possibly on a retroactive basis, and different interpretations.

        This summary is included herein as general information only. Accordingly, each prospective Non-U.S. Holder is urged to consult its tax advisor with respect to the U.S. federal, state, local and non-U.S. income, estate and other tax consequences of holding and disposing of our common stock.

U.S. Trade or Business Income

        For purposes of this discussion, dividend income, and gain on the sale or other taxable disposition of our common stock, will be considered to be "U.S. trade or business income" if such dividend income or gain is (i) effectively connected with the conduct by a Non-U.S. Holder of a trade or business within the United States and (ii) in the case of a Non-U.S. Holder that is eligible for the benefits of an income tax treaty with the United States, attributable to a permanent establishment (or, for an individual, a fixed base) maintained by the Non-U.S. Holder in the United States. Generally, U.S. trade or business income is not subject to U.S. federal withholding tax (provided the Non-U.S. Holder complies with applicable certification and disclosure requirements); instead, U.S. trade or business income is subject to U.S. federal income tax on a net income basis at regular U.S. federal income tax rates in the same manner as a U.S. person. Any U.S. trade or business income received by a Non-U.S. Holder that is a corporation also may be subject to a "branch profits tax" at a 30% rate, or at a lower rate prescribed by an applicable income tax treaty, under specific circumstances.

Dividends

        Distributions of cash or property that we pay on our common stock will be taxable as dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). A Non-U.S. Holder generally will be subject to U.S. federal withholding tax at a 30% rate, or at a reduced rate prescribed by an applicable income tax treaty, on any dividends received in respect of our common stock. If the amount of a distribution exceeds our current and accumulated earnings and profits, such excess first will be treated as a tax-free return of capital to the extent of the Non-U.S. Holder's tax basis in our common stock, and thereafter will be treated as capital gain. In order to obtain a reduced rate of U.S. federal withholding tax under an applicable income tax treaty, a Non-U.S. Holder will be required to provide a properly executed IRS Form W-8BEN (or appropriate substitute or successor form) certifying its entitlement to benefits under the treaty. A Non-U.S. Holder of our common stock that is eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund with the IRS. A Non-U.S. Holder should consult its own tax advisor regarding its possible entitlement to benefits under an income tax treaty.

        The U.S. federal withholding tax does not apply to dividends that are U.S. trade or business income, as described above, of a Non-U.S. Holder who provides a properly executed IRS Form W-8ECI (or appropriate substitute or successor form), certifying that the dividends are effectively connected with the Non-U.S. Holder's conduct of a trade or business within the United States.

Dispositions of our Common Stock

        A Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax in respect of any gain on a sale or other disposition of our common stock unless:

  (1)
  the gain is U.S. trade or business income, as described above;

  (2)
  the Non-U.S. Holder is an individual who is present in the United States for 183 or more days in the taxable year of the disposition and meets other conditions; or

  (3)
  we are or have been a "U.S. real property holding corporation" (a "USRPHC") under section 897 of the Code at any time during the shorter of the five-year period ending on the date of disposition and the Non-U.S. Holder's holding period for our common stock.

        In general, a corporation is a USRPHC if the fair market value of its "U.S. real property interests" equals or exceeds 50% of the sum of the fair market value of its worldwide (domestic and foreign) real property interests and its other assets used or held for use in a trade or business. For this purpose, real property interests include land, improvements, and associated personal property. We have not made a determination as to whether or not we are or have been a USRPHC. If we are found to be a USRPHC, a Non-U.S. Holder, nevertheless, will not be subject to U.S. federal income or withholding tax in respect of any gain on a sale or other disposition of our common stock so long as our common stock is "regularly traded on an established securities market" as defined under applicable Treasury regulations and a Non-U.S. Holder owns, actually and constructively, 5% or less of our common stock during the shorter of the five-year period ending on the date of disposition and such Non-U.S. Holder's holding period for our common stock. Prospective investors should be aware that no assurance can be given that our common stock will be so regularly traded when a Non-U.S. Holder sells its shares of our common stock.

U.S. Federal Estate Taxes

        Shares of our common stock owned or treated as owned by an individual who is a Non-U.S. Holder at the time of death will be included in the individual's gross estate for U.S. federal estate tax purposes, and may be subject to U.S. federal estate tax, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding Requirements

        We must annually report to the IRS and to each Non-U.S. Holder any dividend income that is subject to U.S. federal withholding tax, or that is exempt from such withholding tax pursuant to an income tax treaty. Copies of these information returns also may be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides. Under certain circumstances, the Code imposes a backup withholding obligation (currently at a rate of 28%) on certain reportable payments. Dividends paid to a Non-U.S. Holder of our common stock generally will be exempt from backup withholding if the Non-U.S. Holder provides a properly executed IRS Form W-8BEN (or appropriate substitute or successor form) or otherwise establishes an exemption.

        The payment of the proceeds from the disposition of common stock to or through the U.S. office of any broker, U.S. or foreign, will be subject to information reporting and possible backup withholding unless the owner certifies as to its non-U.S. status under penalties of perjury or otherwise establishes an exemption, provided that the broker does not have actual knowledge or reason to know that the holder is a U.S. person or that the conditions of any other exemption are not, in fact, satisfied. The payment of the proceeds from the disposition of common stock to or through a non-U.S. office of a non-U.S. broker will not be subject to information reporting or backup withholding unless the non-U.S. broker has certain types of relationships with the United States (a "U.S. related person"). In the case of the payment of the proceeds from the disposition of our common stock to or through a non-U.S. office of a broker that is either a U.S. person or a U.S. related person, the Treasury regulations require information reporting (but not the backup withholding) on the payment unless the broker has documentary evidence in its files that the owner is a Non-U.S. Holder and the broker has no knowledge to the contrary. Non-U.S. Holders should consult their own tax advisors on the application of information reporting and backup withholding to them in their particular circumstances (including upon their disposition of our common stock).

        Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder will be refunded or credited against the Non-U.S. Holder's U.S. federal income tax liability, if any, if the Non-U.S. Holder provides the required information to the IRS.

UNDERWRITING

        Merrill Lynch, Pierce, Fenner & Smith Incorporated, Banc of America Securities LLC, Lehman Brothers Inc., Harris Nesbitt Corp., Jefferies & Company, Inc. and Robert W. Baird & Co. Incorporated are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in a purchase agreement among us, the selling stockholders and the underwriters, we and the selling stockholders have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us and the selling stockholders, the number of shares of common stock set forth opposite its name below.

Underwriter	Number of Shares
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Banc of America Securities LLC
Lehman Brothers Inc.
Harris Nesbitt Corp.
Jefferies & Company, Inc.
Robert W. Baird & Co. Incorporated

Total

        Subject to the terms and conditions set forth in the purchase agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the purchase agreement if any of these shares are purchased. If an underwriter defaults, the purchase agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the purchase agreement may be terminated.

        We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

        The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the purchase agreement, such as the receipt by the underwriters of officer's certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

        The representatives have advised us and the selling stockholders that they propose initially to offer the shares to the public at the initial public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $                      per share. The underwriters may allow, and the dealers may reallow, a discount not in excess of $                      per share to other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

        The following table shows the public offering price, underwriting discount and proceeds before expenses to us and the selling stockholders. The information assumes either no exercise or full exercise by the underwriters of their over allotment options.

	Per share		Total
	Without Option	With Option	Without Option	With Option
Public offering price	$	$	$	$
Underwriting discounts and commissions paid by us	$	$	$	$
Proceeds, before expenses, to us	$	$	$	$
Underwriting discounts and commissions paid by the selling stockholders	$	$	$	$
Proceeds, before expenses, to the selling stockholders	$	$	$	$

        The expenses of the offering, not including the underwriting discount, are estimated at approximately $                      and are payable by us.

Overallotment Option

        We and the selling stockholders have granted options to the underwriters to purchase up to    additional shares at the public offering price less the underwriting discount. The underwriters may exercise these options for 30 days from the date of this prospectus solely to cover any overallotments. If the underwriters exercise these options, each will be obligated, subject to conditions contained in the purchase agreement, to purchase a number of additional shares proportionate to that underwriter's initial amount reflected in the above table.

Reserved Shares

        At our request, the underwriters have reserved for sale, at the initial public offering price, up to 5% of the shares offered by this prospectus for sale to certain of our business associates, employees and other persons. If these persons purchase reserved shares, this will reduce the number of shares available for sale to the general public. Any reserved shares that are not orally confirmed for purchase within one day of the pricing of this offering will be offered by the underwriters to the general public on the same terms as the other shares offered by this prospectus.

No Sales of Similar Securities

        We, the selling stockholders, our executive officers and directors, certain existing stockholders and certain holders of our options have agreed, subject to limited exceptions, not to sell or transfer any common stock or securities convertible into or exchangeable or exercisable for or repayable with common stock, for 180 days after the date of this prospectus without first obtaining the written consent of Merrill Lynch. Specifically, we and these other persons have agreed not to directly or indirectly:

  •
  offer, pledge, sell or contract to sell any common stock,

  •
  sell any option or contract to purchase any common stock,

  •
  purchase any option or contract to sell any common stock,

  •
  grant any option, right or warrant to purchase any common stock,

  •
  otherwise dispose of or transfer any common stock, or

  •
  enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares of common stock or other securities, in cash or otherwise.

        The 180-day restricted period described above is subject to extension such that, in the event that either (a) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to us occurs or (b) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results or we become aware that material news or a material event will occur during the 16-day period beginning on the last day of the 180-day period, the "lock-up" restrictions described above will continue to apply until the expiration of the 18-day period beginning on the date of the earnings release or the occurrence of the material news or material event, unless Merrill Lynch waives such extension in writing.

        Merrill Lynch may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to these lock-up agreements. Merrill Lynch has advised us that it has no present intent or arrangement to release any shares subject to a lock-up, and will consider the release of any lock-up on a case-by-case basis. Upon a request to release any shares subject to a lock-up, Merrill Lynch would consider the particular circumstances surrounding the request, including, but not limited to, the length of time before the lock-up expires, the number of shares requested to be released, reasons for the request, the possible impact on the market or our common stock and whether the holder of our shares requesting the release is an officer, director or other affiliate of ours. As a result of these lock-up agreements, notwithstanding earlier eligibility for sale under the provisions of Rule 144, none of these shares may be sold until 180 days after the date of this prospectus, subject to the extension described above. A total of                        shares of common stock are subject to the lock-up agreements.

        This lockup provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock.

Quotation on The Nasdaq National Market

        We expect the shares to be approved for quotation on The Nasdaq National Market, subject to notice of issuance, under the symbol "LINC."

        Before this offering, there has been no public market for our common stock. The initial public offering price will be determined through negotiations among us, the selling stockholders and the representatives. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are:

  •
  the valuation multiples of publicly traded companies that the representatives believe to be comparable to us,

  •
  our financial information,

  •
  the history of, and the prospects for our company and the industry in which we compete,

  •
  an assessment of our management, its past and present operations, and the prospects for and timing of, our future revenues,

  •
  the present state of our development, and

  •
  the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

        An active trading market for the shares may not develop. It is also possible that after the offering the shares will not trade in the public market at or above the initial public offering price. The underwriters do not expect to sell more than five percent in the aggregate of the shares being offered in this offering to accounts over which they exercise discretionary authority.

Price Stabilization, Short Positions and Penalty Bids

        Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the underwriters may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

        If the underwriters create a short position in the common stock in connection with the offering, i.e., if they sell more shares than are listed on the cover of this prospectus, the underwriters may reduce that short position by purchasing shares in the open market. The underwriters may also elect to reduce any short position by exercising all or part of the over allotment options described above. Purchases of the common stock to stabilize its price or to reduce a short position may cause the price of the common stock to be higher than it might be in the absence of such purchases.

        The underwriters may also impose a penalty bid on underwriters and selling group members. This means that if the underwriters purchase shares in the open market to reduce the underwriter's short position or to stabilize the price of such shares, they may reclaim the amount of the selling concession from the underwriters and selling group members who sold those shares. The imposition of a penalty bid may also affect the price of the shares in that it discourages resales of those shares.

        Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters makes any representation that the underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Distribution

        Merrill Lynch and Harris Nesbitt will be facilitating Internet distribution for this offering to certain of their respective Internet subscription customers. Merrill Lynch and Harris Nesbitt intend to allocate a limited number of shares for sale to online brokerage customers. An electronic prospectus will be made available on the Internet Web site maintained by each of Merrill Lynch and Harris Nesbitt. Banc of America Securities LLC will make an electronic prospectus available on a third-party Internet Web site. Other than the prospectus in electronic format, the information on the Web sites is not part of this prospectus.

Other Relationships

        An affiliate of Harris Nesbitt Corp. is the administrative agent and a lender under our new credit agreement and Fleet National Bank, an affiliate of Banc of America Securities LLC, is also a lender under our new credit agreement, and will receive more than ten percent of the net proceeds of this offering when we repay the amounts outstanding under the new credit agreement. Because more than ten percent of the net proceeds of the offering may be paid to members or affiliates of members of the National Association of Securities Dealers, Inc. participating in the offering, the offering will be conducted in accordance with NASD Conduct Rule 2710(h), as amended. This rule requires that the public offering price of an equity security be no higher than the price recommended by a qualified independent underwriter which has participated in the preparation of the registration statement and performed its usual standard of due diligence with respect to that registration statement. Merrill Lynch, Pierce, Fenner & Smith Incorporated has agreed to act as qualified independent underwriter for the offering. The price of the shares will be no higher than that recommended by Merrill Lynch, Pierce, Fenner & Smith Incorporated. We have agreed to indemnify Merrill Lynch, Pierce, Fenner & Smith Incorporated against liabilities incurred in connection with acting as a qualified independent underwriter, including liabilities under the Securities Act.

        Merrill Lynch owns 3.9% of Stonington Capital Appreciation Fund 1994, which is the sole shareholder of Back to School Acquisition L.L.C., our controlling stockholder.

LEGAL MATTERS

        Shearman & Sterling LLP, New York, New York, will pass upon certain legal matters for us. The validity of the shares of common stock offered by this prospectus will be passed upon for us by Lindabury, McCormick & Estabrook, P.A., Westfield, New Jersey. The underwriters are represented by O'Melveny & Myers LLP, New York, New York.

EXPERTS

        The consolidated financial statements relating to Lincoln Educational Services Corporation as of December 31, 2003 and 2004 and for each of the three years in the period ended December 31, 2004 included in this prospectus and the related financial statement schedule included elsewhere in the registration statement have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein and elsewhere in the registration statement (which report expresses an unqualified opinion and includes an explanatory paragraph referring to the adoption of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation"), and has been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

        We have filed with the SEC a registration statement on Form S-1 under the Securities Act relating to the common stock we are offering. This prospectus, which constitutes a part of the registration statement, does not contain all the information that is in the registration statement and its exhibits and schedules. Certain portions of the registration statement have been omitted as allowed by the rules and regulations of the SEC. Statements in this prospectus which summarize documents are not necessarily complete, and in each case you should refer to the copy of the document filed as an exhibit to the registration statement. You may read and copy the registration statement, including exhibits and schedules filed with it, and reports or other information we may file with the SEC at the public reference facilities of the SEC at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. You may call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. In addition, the registration statement and other public filings can be obtained from the SEC's internet site at http://www.sec.gov.

        Upon completion of this offering, we will become subject to information and periodic reporting requirements of the Exchange Act, and we will file annual, quarterly and current reports, proxy statements and other information with the SEC. We intend to furnish our stockholders written annual reports containing financial statements audited by our independent auditors, and make available to our stockholders quarterly reports for the first three quarters of each year containing unaudited interim financial statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Lincoln Educational Services Corporation
West Orange, New Jersey

        We have audited the accompanying consolidated balance sheets of Lincoln Educational Services Corporation and Subsidiaries (the "Company") as of December 31, 2003 and 2004, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2004. Our audits also included the financial statement schedule listed in the Index at Part II, Item 16(b). These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

        We conducted our audits in accordance with standards of the Public Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over the financial reporting. Our audits included consideration of internal controls over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Lincoln Education Services Corporation and Subsidiaries as of December 31, 2003 and 2004 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

        As discussed in Note 2 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 123 for stock-based compensation in January 2004. The Company retroactively restated the 2002 and 2003 consolidated financial statements for this change.

DELOITTE & TOUCHE LLP
Parsippany, New Jersey

March 28, 2005

LINCOLN EDUCATIONAL SERVICES CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2003 AND 2004
(In thousands, except share amounts)

	December 31,
	2003	2004
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$48,965	$41,445
Accounts receivable, less allowance of $5,469 and $7,023 for 2003 and 2004, respectively	10,803	12,820
Inventories	1,087	1,664
Prepaid expenses and other current assets	2,452	2,893
Assets held for sale	—	893
Deferred income taxes	5,354	4,509

Total current assets	68,661	64,224

PROPERTY, EQUIPMENT AND FACILITIES—At cost, net of accumulated depreciation and amortization	42,035	55,149

OTHER ASSETS:
Deferred finance charges	1,318	943
Prepaid pension cost	4,765	4,820
Other assets	1,633	2,625
Deferred income taxes	992	2,166
Goodwill	19,951	32,802

Total other assets	28,659	43,356

TOTAL	$139,355	$162,729

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt and lease obligations	$3,624	$5,311
Unearned tuition	26,249	31,185
Accounts payable	9,022	10,664
Accrued expenses	11,770	12,147
Advance payments of federal funds	738	330
Income taxes payable	3,856	17

Total current liabilities	55,259	59,654

COMMITMENTS AND CONTINGENCIES
NONCURRENT LIABILITIES:
Other long-term liabilities	1,736	3,471
Long-term debt and lease obligations, net of current portion	39,436	41,518

Total liabilities	96,431	104,643

STOCKHOLDERS' EQUITY:
Common stock, no par value—authorized 50,000,000 shares at December 31, 2003 and 2004 issued and outstanding 21,667,610 in 2003 and 21,698,785 shares at 2004	62,385	62,385
Additional paid-in capital	1,426	3,359
Accumulated deficit	(20,455)	(7,477)
Less loan receivable from stockholders	(432)	(181)

Total stockholders' equity	42,924	58,086

TOTAL	$139,355	$162,729

See notes to consolidated financial statements.

LINCOLN EDUCATIONAL SERVICES CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004
(In thousands, except per share amounts)

	Year Ended December 31,
	2002	2003	2004
REVENUES	$139,201	$198,881	$261,275

COSTS AND EXPENSES:
Educational services and facilities	66,580	85,201	104,843
Selling, general and administrative	71,753	97,714	130,941
(Gain) loss on sale of assets	(1,082)	(22)	368

Total costs and expenses	137,251	182,893	236,152

OPERATING INCOME	1,950	15,988	25,123
GAIN ON SALE OF SECURITIES	—	211	—
INTEREST INCOME	212	133	104
INTEREST EXPENSE	(2,937)	(2,758)	(3,007)

INCOME (LOSS) BEFORE INCOME TAXES	(775)	13,574	22,220
PROVISION (BENEFIT) FOR INCOME TAXES	(101)	5,355	9,242

NET INCOME (LOSS)	$(674)	$8,219	$12,978

Earnings (loss) per share—basic: Net income (loss) available to common shareholders	$(0.03)	$0.38	$0.60

Earnings (loss) per share — diluted: Net income (loss) available to common shareholders	$(0.03)	$0.37	$0.56

Weighted average number of common share outstanding:
Basic	21,662	21,667	21,676

Diluted	21,662	22,364	23,095

See notes to consolidated financial statements.

LINCOLN EDUCATIONAL SERVICES CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004
(In thousands)

	Common Stock	Additional Paid-in Capital	Loan Receivable From Stockholders	Accumulated Deficit	Total
BALANCE—December 31, 2001	$61,928	$168	$—	$(28,000)	$34,096
Net loss	—	—	—	(674)	(674)
Stock-based compensation expense	—	458	—	—	458
Sale of common stock, net of expenses	457	—	(432)	—	25

BALANCE—December 31, 2002	62,385	626	(432)	(28,674)	33,905
Net income	—	—	—	8,219	8,219
Stock-based compensation expense	—	800	—	—	800

BALANCE—December 31, 2003	62,385	1,426	(432)	(20,455)	42,924

Net income	—	—	—	12,978	12,978
Stock-based compensation expense	—	1,793	—	—	1,793
Stockholder loan repayment	—	—	251	—	251
Tax benefit of options exercised		43	—	—	43
Exercise of stock options	—	97	—	—	97

BALANCE—December 31, 2004	$62,385	$3,359	$(181)	$(7,477)	$58,086

See notes to consolidated financial statements.

LINCOLN EDUCATIONAL SERVICES CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004
(In thousands)

	Year Ended December 31,
	2002	2003	2004
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$(674)	$8,219	$12,978

Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	7,201	9,879	10,749
Amortization of deferred finance charges	626	689	375
Deferred income taxes	(531)	1,285	(329)
(Gain) loss on sale of assets	(1,082)	(22)	368
Gain on sale of marketable securities	—	(211)	—
Provision for doubtful accounts	5,696	7,415	9,247
Stock-based compensation expense	458	800	1,793
Tax benefit associated with exercise of stock options	—	—	43
(Increase) decrease in assets, net of acquisitions:
Accounts receivable	(5,792)	(10,131)	(10,998)
Inventories	(132)	124	(577)
Prepaid expenses and current assets	84	(547)	(493)
Other assets and charges	(3,545)	(259)	(830)
Increase (decrease) in liabilities, net of acquisitions:
Accounts payable	1,716	(447)	1,547
Other liabilities	(657)	326	1,327
Income taxes payable	391	3,465	(3,839)
Accrued expenses	1,580	4,473	377
Unearned tuition	4,384	2,108	4,936

Total adjustments	10,397	18,947	13,696

Net cash provided by operating activities	9,723	27,166	26,674

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures	(3,598)	(13,154)	(23,813)
Proceeds from sale of facilities	1,443	29	—
Restricted cash	—	9,000	—
Sale of marketable securities	—	3,028	—
Acquisition of a business, net of cash acquired	—	(7,583)	(14,498)

Net cash used in investing activities	(2,155)	(8,680)	(38,311)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from borrowings	—	51,256	25,290
Payments on borrowings	(2,000)	(29,716)	(21,000)
Net proceeds from finance obligation	—	—	169
Proceeds from sale of common stock	25	—	—
Proceeds from exercise of stock options	—	—	97
Principal payments under capital lease obligations	(1,914)	(2,140)	(690)
Proceeds from shareholder loans	—	—	251

Net cash provided by (used in) financing activities	(3,889)	19,400	4,117

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	3,679	37,886	(7,520)
CASH AND CASH EQUIVALENTS—Beginning of year	7,400	11,079	48,965

CASH AND CASH EQUIVALENTS—End of year	$11,079	$48,965	$41,445

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid during the year for:
Interest	$2,692	$2,732	$2,780

Income taxes	$115	$619	$13,382

SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES:
Cash paid during the period for:
Fair value of assets acquired	$—	$16,044	$14,593
Net cash paid for the acquisitions	—	(7,583)	(14,498)

Liabilities assumed	$—	$8,461	$95

SUPPLEMENTAL SCHEDULE OF NONCASH FINANCING ACTIVITIES:
In 2002, the Company issued common stock in exchange for loans receivable of approximately $0.4 million.

See notes to consolidated financial statements.

LINCOLN EDUCATIONAL SERVICES CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

(In thousands, except share amounts)

1.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        Business Activities—Lincoln Educational Services Corporation and Subsidiaries (the "Company") operate trade schools in various locations, which offer technical programs of study in several different specialties.

        In February 2003, Lincoln Educational Services Corporation ("LESC"), which is a holding company that owns 100% of Lincoln Technical Institute, Inc. ("LTI") was formed. The Company effected the creation of LESC by first creating LESC as a wholly owned subsidiary of LTI and then creating Lincoln Acquisition Corporation ("LAC") as a wholly-owned subsidiary of LESC. The Company then merged LTI into LAC with LTI becoming the surviving entity and a wholly owned subsidiary of LESC. All of the stockholders of LTI then exchanged their shares for shares in LESC. The effect of this transaction did not result in any change in ownership or control, as such the assets and liabilities of LESC are reflected at the carryover basis of LTI. The formation of LESC, which was not material, has been retroactively reflected.

        Principles of Consolidation—The accompanying consolidated financial statements include the accounts of Lincoln Educational Services Corporation and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

        Revenue Recognition—Revenue is derived primarily from programs taught at the schools. Tuition revenue and one-time fees, such as nonrefundable application fees, and course material fees are recognized on a straight-line basis over the length of the applicable program. If a student withdraws from a program prior to a specified date, any paid but unearned tuition is refunded. Other revenues, such as textbook sales, tool sales and contract training revenues, are recognized as services are performed or goods are delivered. On an individual student basis, tuition earned in excess of cash received is recorded as accounts receivable, and cash received in excess of tuition earned is recorded as unearned tuition. Refunds are calculated and paid in accordance with federal, state and accrediting agency standards.

        Cash and Cash Equivalents—Cash and cash equivalents include all cash balances and highly liquid short-term investments, which mature within three months of purchase.

        Accounts Receivable—The Company reports accounts receivable at net realizable value, which is equal to the gross receivable less an estimated allowance for uncollectible accounts.

        Inventories—Inventories consist mainly of textbooks, tools and supplies. Inventories are valued at the lower of cost or market on a first-in, first-out basis.

        Property, Equipment and Facilities—Depreciation and Amortization—Property, equipment and facilities are stated at cost. Major renewals and improvements are capitalized, while repairs and maintenance are expensed when incurred. Upon the retirement, sale or other disposition of assets, costs and related accumulated depreciation are eliminated from the accounts and any gain or loss is reflected in operating income. For financial statement purposes, depreciation of property and equipment is computed using the straight-line method over the estimated useful lives of the assets, and amortization of leasehold improvements is computed over the lesser of the term of the lease or its estimated useful life.

        Deferred Rent Expense—Rent expense related to operating leases where scheduled rent increases exist, is determined by expensing the total amount of rent due over the life of the operating lease on a straight-line basis. The difference between the rent paid under the terms of the lease and the rent expensed on a straight-line basis is included in accrued expenses and other long-term liabilities on the accompanying consolidated balance sheets.

        Deferred Finance Charges—These charges in the accompanying consolidated balance sheet consist of $0.8 million and $0.5 million as of December 31, 2003 and 2004, respectively, related to the long-term debt and $0.6 million and $0.4 million as of December 31, 2003 and 2004, respectively, related to the finance obligation. These amounts are being amortized as an increase in interest expense over the respective life of the debt or finance obligation.

        Advertising Costs—Costs related to advertising are expensed as incurred and totaled approximately $14.3 million, $17.5 million and $22.3 million for the years ended December 31, 2002, 2003 and 2004, respectively.

        Goodwill and Other Intangible Assets—In connection with the Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards ("SFAS") No. 142, Goodwill and Other Intangible Assets, the Company is required to assess for impairment annually, or more frequently, if circumstances indicate impairment may have occurred.

        The Company tested the goodwill for impairment by comparing the fair value of each reporting unit with its carrying amount. An impairment analysis was performed as of December 31, 2002, 2003 and 2004. As the carrying amount of each reporting unit did not exceed its fair value, there was no need to record an impairment loss.

        Impairment of Long-Lives Assets—Long-lived assets held and used by the Company, including property, plant and equipment and amortizable intangible assets, are reviewed by us in accordance with the provisions of SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." In accordance with SFAS No. 144, the Company assesses the potential impairment of property equipment and amortizable intangibles whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. For purposes of evaluating the recoverability of long-lived assets to be held and used, a recoverability test is performed using projected undiscounted net cash flows applicable to the long-lived assets. If impairment exists, the amount of such impairment is calculated based on the estimated fair value of the asset. Impairments of long-lived assets to be disposed of are recorded based upon the fair value of the applicable assets.

        Concentration of Credit Risk—Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of temporary cash investments and trade receivables.

        The Company places its cash and cash equivalents with high credit quality financial institutions and limits the amount of credit exposure to any one financial institution. Cash balances are insured by the FDIC up to $100,000 per depositor. The Company's cash balances with financial institutions typically exceed FDIC insured limits. The Company's cash balances on deposit at December 31, 2004, exceeded the balance insured by the FDIC by approximately $39.8 million.

        The Company extends credit for tuition and fees to the majority of the students. The credit risk with respect to these accounts receivable is mitigated through the students' participation in federally funded financial aid programs unless students withdraw prior to the receipt of federal funds for those students. In addition, the remaining tuition receivables are primarily comprised of smaller individual amounts due from students.

        As of December 31, 2003, and 2004, the Company had no significant concentrations of credit risk.

        Allowance for uncollectible accounts.    Based upon experience and judgment, the Company establishes an allowance for uncollectible accounts with respect to tuition receivables. The Company uses an internal group of collectors, augmented by third-party collectors as deemed appropriate, in its collection efforts. In establishing the allowance for uncollectible accounts, the Company considers, among other things, a student's status (in-school or out-of-school), whether or not additional financial aid funding will be collected from Title IV Programs or other sources, whether or not a student is currently making payments, and overall collection history. Changes in trends in any of these areas may impact the allowance for uncollectible accounts. The receivables balances of withdrawn students with delinquent obligations are reserved for based on collection history. Although the Company believes that reserves are adequate, if the financial condition of the students deteriorates, resulting in an impairment of their ability to make payments, or if the Company underestimates the allowances required, additional allowances may be necessary, which will result in increased selling, general and administrative expenses in the period such determination is made.

        Use of Estimates in the Preparation of Financial Statements—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. On an ongoing basis, the Company evaluates the estimates and assumptions, including those related to revenue recognition, bad debts, fixed assets, income taxes, benefit plans and certain accruals. Actual results could differ from those estimates.

        Recent Accounting Pronouncements—In November 2002, the FASB issued Interpretation No. ("FIN") 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including indirect Guarantees of Indebtedness of Others. FIN 45 elaborates on the existing disclosure requirements for most guarantees, including loan guarantees such as standby letters of credit. It also clarifies that at the time a Company issues a guarantee, the Company must recognize an initial liability for the fair value of the obligations the Company assumes under the guarantee and must disclose that information in the financial statements. The provisions related to recognizing a liability at inception of the guarantee for the fair value of the guarantor's obligations does not apply to product warranties or to guarantees accounted for as derivatives. The initial recognition and initial measurement provisions apply on a prospective basis to guarantees issued or modified after December 31, 2002. The Company has no guarantees which require disclosure or accounting treatment under FIN 45 as of December 31, 2004.

        In January 2003, the FASB issued FIN No. 46, Consolidation of Variable Interest Entities, as amended in December 2003 by FIN 46 (Revised) ("FIN 46-R"), which deferred the effective date until the first interim or annual reporting period ending after March 15, 2004. FIN 46-R requires the consolidation of an entity by an enterprise known as a "primary beneficiary," (i) if that enterprise has a variable interest that will absorb a majority of the entity's expected losses, if they occur, receive a majority of the entity's expected residual returns, if they occur, or both and (ii) if the entity is a variable interest entity ("VIE"), as defined. An entity qualifies as a variable interest entity if (i) the total equity investment at risk in the entity is not sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties or (ii) the equity investors do not have the characteristics of a controlling financial interest in the entity. The initial determination of whether an entity is a variable interest entity shall be made as of the date at which an enterprise becomes involved with the entity and re-evaluated as of the date of triggering events, as defined. The adoption of FIN 46-R did not have a material effect on the consolidated financial statements.

        In November 2002, the Emerging Issues Task Force ("EITF") reached a consensus on Issue No. 00-21 Accounting for Revenue Arrangements with Multiple Deliverables ("EITF 00-21"). Under EITF 00-21, in order to separate the accounting for multiple deliverables (products or services) provided to a customer by a vendor, the deliverables must have separable value to the customer. EITF 00-21 is effective for the Company for revenue arrangements entered into after January 1, 2004. The adoption of EITF 00-21 did not have a material effect on the consolidated financial statements.

        In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Liabilities, Equity, or Both, which establishes standards for classifying and measuring as liabilities certain financial instruments that embody obligations of the issuer and have characteristics of both liabilities and equity. On November 7, 2003, the FASB deferred, indefinitely, the application of paragraphs 9 and 10 of SFAS No. 150 as it relates to mandatory redeemable non-controlling interests in consolidated subsidiaries in order to address a number of interpretation and implementation issues. The adoption of SFAS 150 did not have a material effect on the consolidated financial statements.

        In December 2004, the FASB issued SFAS No. 123R, "Share Based Payment," which eliminates the alternative to measure stock-based compensation awards using the intrinsic value approach permitted by Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock-Based Compensation" and by SFAS No. 123 Accounting for Stock-Based Compensation. The Company has not yet determined what impact, if any, the adoption of SFAS No. 123R will have on the consolidated financial statements; however, as discussed in Note 2, the Company adopted the fair value method of accounting for stock-based compensation provisions of SFAS No. 123 and the retroactive transitional provisions of SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure." As a result, the Company has been recording stock-based compensation expense for all employee stock awards that were granted or modified.

        In December 2004, the FASB issued SFAS No. 153, Exchanges of Nonmonetary Assets, an Amendment of APB Opinion No. 29, Accounting for Nonmonetary Transactions. SFAS No. 153 addresses the measurement of exchanges of nonmonetary assets and requires that such exchanges be measured at fair value, with limited exceptions. SFAS No. 153 amends APB Opinion No. 29 Accounting for Nonmonetary Transactions by eliminating the exception that required nonmonetary exchanges of similar productive assets be recorded on a carryover basis. The provisions of SFAS No. 153 are effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The Company will adopt the provisions of SFAS No. 153, as required.

        Stock Option Plan—The Company has a stock-based compensation plan as discussed further in Note 10. The Company has adopted the method of accounting for the fair value of its grants under this plan in accordance with the provisions of SFAS No. 123, Accounting for Stock-Based Compensation, as discussed in Note 2. The compensation cost that has been charged against income under this plan was approximately $0.5 million, $0.8 million and $1.8 million for the years ended December 31, 2002, 2003 and 2004, respectively.

        Income Taxes—The Company accounts for income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between financial statement carrying amounts of assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of changes in tax rates is recognized in income in the period that includes the enactment date.

2.    ACCOUNTING CHANGE

        In light of evolving accounting guidance and business considerations, the Company determined that it was appropriate to adopt a more preferable accounting policy with respect to stock-based compensation. The Company had historically accounted for stock-based compensation in accordance with APB No. 25. The Company believes that the fair value recognition provisions of SFAS No. 123 are preferable to the method of recognizing compensation expense under APB Opinion No. 25, which is based on the difference, if any, on the date of grant, between the fair value of the common stock and the exercise price. The Company adopted SFAS No. 123 on January 1, 2004 under the provisions of SFAS No. 148 permitting retroactive restatement. The Company has retroactively restated stock-based compensation expense and related accounts for all years presented.

3.    FINANCIAL AID AND REGULATORY COMPLIANCE

  Financial Aid

        The schools and students participate in a variety of government-sponsored financial aid programs that assist students in paying the cost of their education. The largest source of such support is the federal programs of student financial assistance under Title IV of the Higher Education Act of 1965, as amended, commonly referred to as the Title IV Programs, which are administered by the U.S. Department of Education (or "DOE"). During the years ended December 31, 2002, 2003 and 2004 approximately 74%, 79% and 81%, respectively, of the net revenues were indirectly derived from funds distributed under Title IV Programs.

        To participate in Title IV Programs, a school must be authorized to offer its programs of instruction by relevant state education agencies, be accredited by an accrediting commission recognized by the DOE and be certified as an eligible institution by the DOE. For this reason, the schools are subject to extensive regulatory requirements imposed by all of these entities. After the schools receive the required certifications by the appropriate entities, the schools must demonstrate their compliance with the DOE regulations of the Title IV Programs on an ongoing basis. Included in these regulations is the requirement that the Company must satisfy specific standards of financial responsibility. The DOE evaluates institutions for compliance with these standards each year, based upon the institutions' annual audited financial statements, as well as following a change in ownership of the institution. Under regulations which took effect July 1, 1998, the DOE calculates the institution's composite score for financial responsibility based on its (i) equity ratio, which measures the institution's capital resources, ability to borrow and financial viability; (ii) primary reserve ratio, which measures the institution's ability to support current operations from expendable resources; and (iii) net income ratio, which measures the institution's ability to operate at a profit.

  Regulatory Compliance

        An institution that does not meet the DOE's minimum composite score requirements of 1.5 may establish its financial responsibility by posting a letter of credit or complying with additional monitoring procedures as defined by the DOE. We have submitted to the DOE our audited financial statements for the 2003 fiscal year reflecting a composite score of 2.1 based upon our calculations, and that our schools meet the DOE standards of financial responsibility. For 2004 fiscal year we have calculated our composite score to be 1.8.

        Based on the Company's calculations, the 2003 and 2004 financial statements reflect a composite score of 2.1 and 1.8, respectively. However, as a result of corrections of certain errors, including accounting for advertising costs, a sale leaseback transaction, rent and certain other individually insignificant adjustments, in our prior financial statements, the DOE recomputed the Company's consolidated composite scores for the years ended December 31, 2001 and 2002 and concluded that the recomputed consolidated composite scores for those two years were below 1.0. In addition, we identified certain additional errors in our financial statements for the year ended December 31, 2003 relating to our accounting for stock-based compensation and accrued bonuses that did not result in a recomputation of our 2003 composite score. The DOE has informed the Company that as a result, for a period of three years effective December 30, 2004, all of the Company's current and future institutions have been placed on "Heightened Cash Monitoring, Type 1 status," and are required to timely notify the DOE with respect to certain enumerated oversight and financial events. The DOE also informed the Company that its circumstances will be taken into consideration when each of our institutions applies for recertification of the Company's eligibility to participate in Title IV Programs. When each of our institutions is next required to apply for recertification to participate in Title IV Programs, we expect that the DOE will also consider our audited financial statements and composite scores for our most recent fiscal year as well as for other fiscal years after 2001 and 2002. Additionally, since the DOE concluded that the previously computed composite scores for 2001 and 2002 were overstated, the Company has agreed to pay $165,000 to the DOE, pursuant to a settlement agreement, to resolve compliance issues related to this matter. The Company paid this amount on March 3, 2005. Although no assurance can be given, the Company's management does not believe that the actions of the DOE specified above will have a material effect on its financial position or results of operations.

        The Company was in compliance with the standards established by the DOE requiring that no individual DOE reporting entity can receive more than 90% of its revenue, determined on a cash basis, from Title IV, HEA Program Funds and at least 10% of such revenues need to be derived from sources other than Title IV, HEA Program Funds.

4.    WEIGHTED AVERAGE COMMON SHARES

        The weighted average numbers of common shares used to compute basic and diluted income per share for the three years ended December 31, 2002, 2003 and 2004, are as follows:

	December 31,
	2002	2003	2004
Basic shares outstanding	21,662	21,667	21,676
Dilutive effect of stock options	—	697	1,419

Diluted shares outstanding	21,662	22,364	23,095

5.    BUSINESS ACQUISITIONS

        On March 16, 2001, the Company purchased the rights, title, and interest in the assets utilized in the conduct and operation of Computer-Ed, Inc. for $2.5 million including costs related to the acquisition. Goodwill of $2.1 million was recorded in connection with this acquisition.

        On April 6, 2001, the Company purchased from the Trustee in Bankruptcy of Computer Learning Centers, Inc., the assets of Computer Learning Centers, Inc. in Marietta, Georgia, Northeast Philadelphia, Pennsylvania, Philadelphia, Pennsylvania, Plymouth Meeting, Pennsylvania, Paramus, New Jersey, Somerville, Massachusetts, and Lowell, Massachusetts for $17.1 million including costs related to the acquisition. On March 9, 2001, the Company purchased from the Trustee in Bankruptcy of Computer Learning Centers, Inc., the assets of Computer Learning Centers, Inc. in Norcross, Georgia and Las Vegas, Nevada for $3.6 million including costs related to acquisition. These acquisitions were accounted for using the purchase method of accounting. Goodwill of $10.7 million was recorded in connection with these acquisitions.

        On February 14, 2003, a newly formed wholly-owned subsidiary of LTI, Nashville Acquisition, LLC, a Delaware limited liability company, acquired Nashville Auto Diesel College for approximately $7.6 million including costs related to the acquisition, net of $4.1 million of cash acquired. The post acquisition consolidated financial statements include the results of operations of Nashville Auto Diesel College from the acquisition date. The purchase price was allocated to the fair value of the acquired tangible and intangible assets and assumed liabilities. Intangible assets acquired, included in other assets in the accompanying consolidated balance sheet, include student contracts of $0.7 million which are being amortized over a one year period from the date of acquisition and trade name of $0.5 million which is not subject to amortization. Intangible asset amortization expense was $0.6 million and $0.1 million for 2003 and 2004, respectively. Goodwill of approximately $3.8 million, which is deductible for tax purposes, is also not subject to amortization. Included in tangible assets acquired were marketable securities of $2.8 million which were sold during the year, resulting in a gain of $0.2 million. The following table summarizes the estimated fair value of assets acquired and liabilities assumed at February 14, 2003, the date of acquisition.

Property, equipment and facilities	$7,512
Goodwill, intangible and other assets	5,197
Current assets, excluding cash acquired	3,335
Current liabilities	(7,483)
Other liabilities	(978)

Cost of acquisition, net of cash acquired	$7,583

        The following unaudited pro forma results of operations for the years ended December 31, 2002 and 2003, assumes that the Nashville Auto Diesel College occurred at the beginning of the year preceding the year of acquisition. The unaudited pro forma results of operations are based on historical results of operations, include adjustments for depreciation, amortization, interest, and taxes, and do not necessarily reflect the actual results that would have occurred.

	For the Year Ended December 31,
	2002	2003
	(unaudited)
Pro forma revenues	$159,969	$201,882
Pro forma net income	$852	$8,481

        On January 23, 2004, a newly formed wholly-owned subsidiary of LESC, Southwestern Acquisition, LLC, a Delaware limited liability company, acquired the Southwestern College of Business, Inc. ("Southwestern") in Dayton, Ohio, Cincinnati-Vine Street, Ohio, Cincinnati-Northland Blvd, Ohio, Franklin, Ohio and Florence, Kentucky for approximately $14.5 million, net of cash acquired. Included in this purchase price is certain real estate which was subsequently acquired from Southwestern for $0.7 million. The post acquisition consolidated financial statements include the results of operations of the Southwestern College of Business, Inc. from the acquisition date. The purchase price was allocated to Southwestern's identifiable net assets with the excess, if any, of the purchase price over the fair value of the net assets acquired recorded as goodwill. Intangible assets acquired, included in other assets in the accompanying consolidated balance sheet, include student contracts of $0.3 million which are being amortized over a one year period from the date of acquisition and trade name of $0.3 million which is not subject to amortization. Intangible asset amortization expense for the year ended December 31, 2004 was $0.3 million. Goodwill of approximately $12.8 million, which is deductible for tax purposes, is also not subject to amortization. The following table summarizes the estimated fair value of assets acquired and liabilities assumed at January 23, 2004 the date of acquisition.

Property, equipment and facilities	$890
Goodwill and intangible assets	13,436
Current assets, excluding cash acquired	267
Current liabilities	(95)

Cost of acquisition, net of cash acquired	$14,498

        The following unaudited pro forma results of operations for the years ended December 31, 2003 and 2004, assumes that the acquisition of Southwestern occurred at the beginning of the year preceding the year of acquisition. The unaudited pro forma results of operations are based on historical results of operations, include adjustments for depreciation, amortization, interest, and taxes, and do not necessarily reflect the actual results that would have occurred.

	December 31,	December 31,
	2003	2004
	(unaudited)
Pro forma revenues	$204,712	$261,279
Pro forma net income	$8,349	$12,833

        On October 20, 2004, New England Acquisition, LLC, a newly formed wholly-owned subsidiary of LESC executed an asset purchase agreement to acquire the rights, title and interests in the assets used in the conduct and operation of New England Technical Institute ("NETI") for a purchase price of approximately $20.0 million. NETI operates four schools in New Britain, Hamden, Shelton and Cromwell, Connecticut. This transaction closed on January 11, 2005. See also Note 20.

6.    INTANGIBLES

        The Company accounts for its intangible assets in accordance with SFAS No. 142, "Goodwill and Other Intangible Assets." The Company reviews intangible assets with an identifiable useful life for impairment, when indicators of impairment exist, as defined by SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." Annually, or more frequently if necessary, the Company evaluates goodwill for impairment, with any resulting impairment reflected as an operating expense.

        Amortization of intangible assets for the years ended December 31, 2003 and 2004 was approximately $0.6 million and $0.4 million, respectively.

        Intangible assets consisted of the following (in thousands):

			At December 31, 2004
	At December 31, 2003
					Weighted Average Amortization Period(years)
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Student Contracts	$670	$558	$950	$928	1
Tradename	480	—	810	—	Indefinite
Non-compete	—	—	1	1	1

Total	$1,150	$558	$1,761	$929	N/A

7.    PROPERTY, EQUIPMENT AND FACILITIES

        A summary of property, equipment and facilities is as follows:

	As of December 31,		Useful life (Years)
	2003	2004
Land	$4,395	$4,213	—
Buildings and improvements	40,127	57,407	3–25
Equipment, furniture and fixtures	32,410	37,260	3–7
Vehicles	1,569	1,738	3–7
Construction in progress	3,285	1,976

	81,786	102,594
Less accumulated depreciation and amortization	(39,751)	(47,445)

	$42,035	$55,149

        Included above in equipment, furniture and fixtures are assets acquired under capital leases as of December 31, 2003 and, 2004 of $7.2 million and $7.0 million, respectively, net of accumulated depreciation of $4.7 million and $5.3 million, respectively.

        Depreciation and amortization expense of property, equipment and facilities was $7.2 million, $9.3 million and $10.3 million for the years ended December 31, 2002, 2003 and 2004, respectively.

8.    ACCRUED EXPENSES

        Accrued expenses consist of the following:

	As of December 31,
	2003	2004
Accrued compensation and benefits	$8,956	$9,750
Other accrued expenses	2,814	2,397

	$11,770	$12,147

9.    LONG-TERM DEBT AND LEASE OBLIGATIONS

        Long-term debt and lease obligations consist of the following:

	As of December 31,
	2003	2004
Credit Facility	$32,000	$35,750
Finance obligation	9,503	9,672
Automobile loans	132	113
Capital leases—computers (with rates ranging from 6.9% to 19.9%)	1,425	1,294

	43,060	46,829
Less current maturities	(3,624)	(5,311)

	$39,436	$41,518

        Scheduled maturities of long-term debt outstanding at December 31, 2004, are as follows:

Year Ending December 31,	Credit Facility	Lease Obligations and Auto Loans	Total
2005	$5,000	$311	$5,311
2006	—	283	283
2007	—	210	210
2008	—	207	207
2009	—	133	133
Thereafter	30,750	9,935	31,013

	$35,750	$11,079	$37,157

        Effective February 11, 2003, the Company entered into a new Credit Agreement (the "Credit Agreement"), which completely refinanced the previous debt agreement. The Credit Agreement is a $25.0 million revolving facility. The term of the credit agreement is three years and outstanding borrowings bear interest at the rate of adjusted LIBOR plus 3.25% or a base rate (as defined in the credit agreement) plus 1.5%. At December 31, 2004, the interest rate on the amounts outstanding ranged from 5.7% to 6.75%. In addition to paying interest on outstanding principal under the credit agreement, Lincoln Technical Institute, Inc., its subsidiaries and Southwestern are required to pay a commitment fee to the lender with respect to the unused amounts available under the credit agreement at a rate equal to 0.5% per year. Lincoln Technical Institute, Inc., its subsidiaries and Southwestern are charged quarterly interest at an annual rate of 3.25% on the outstanding balance of letters of credit issued under the agreement. At December 31, 2004, the Company had outstanding letters of credit aggregating $4.0 million.

        The Credit Agreement requires that the Company maintain certain financial covenants, as defined, including a minimum quarterly EBITDA (as defined), maximum capital expenditures and maximum debt leverage ratios. The obligations of Lincoln Technical Institute, Inc., its subsidiaries and Southwestern under the credit agreement are secured by a first priority lien upon substantially all of the assets that it, its subsidiaries and Southwestern own and any assets that it, its subsidiaries and Southwestern may acquire in the future, including a pledge of substantially all of its, its subsidiaries' and Southwestern's common stock.

        As of December 31, 2004, the Company was in compliance with the financial covenants contained in the credit agreement.

        In December 2003, the revolving credit facility was increased to $40.0 million. In January 2004 it was decreased to $35.0 million until it expires in February 2006. On December 28, 2004, the credit agreement was amended to permit the acquisition of NETI and to increase the aggregate permitted borrowings under the agreement to $40 million through January 15, 2005, at which time it reverted back to $35.0 million. On February 15, 2005, the Company replaced its Credit Agreement. See Note 20.

        The Company completed a sale and a leaseback of several facilities on December 28, 2001, as discussed further in Note 12. The Company retained a continuing involvement in the lease, as defined in SFAS No. 98, Accounting for Leases, Sales-Leaseback Transactions Involving Real Estate, Definition of the Lease Term, and Initial Direct Costs of Direct Financing Leases, and as a result it is prohibited from utilizing sale-leaseback accounting. Accordingly, the Company has treated this transaction as a finance lease. Rent payments under this obligation were $1.2 million for the years ended December 31, 2003 and 2004, respectively. These payments have been reflected in the accompanying consolidated income statement as interest expense for all periods presented since the effective interest rate on the obligation is higher than the scheduled payments.

10.    STOCKHOLDERS' EQUITY

        In April 2001, the Company instituted a 100:1 stock split resulting in 50,000,000 shares authorized. All share and per share amounts have been adjusted to give retroactive effect to this stock split.

        On July 30, 2001, three senior members of management and a member of the Board of Directors purchased 222,448 shares for cash proceeds of $0.7 million. Also in 2001, an existing shareholder purchased an additional 403,600 shares for cash proceeds of approximately $1.2 million.

        During 2002, 147,563 shares were purchased by certain officers and directors. In connection with the purchase of these shares, the Company received promissory notes for approximately $0.4 million, payable in 10 years. Interest is payable annually at an annual interest rate of 5.6%. These notes have been reflected as a reduction in stockholders' equity. During 2004, approximately $0.3 million of these loans were repaid.

        Effective January 1, 2002, the Company adopted The Lincoln Technical Institute Management Stock Option Plan ("Plan") for key employees, consultants and nonemployee directors. The name of the Plan was changed to the LESC Management Stock Option Plan in 2003. There are reserved for issue, upon exercise of options granted under the Plan, no more than 2,087,835 shares of the authorized common shares. The term of each option granted is ten years. The options awarded to each key employee are evenly divided between service options, which vest annually from the date of grant, and performance options, which vest according to annual targets. The vesting of the options varies depending on date of hire. For all key employees, or non-employee directors who were with the Company prior to February 1, 2001, 20% of their service options were granted as of the effective date with 20% vesting annually thereafter. For their performance options, 25% will vest each year beginning April 15, 2003, subject to the Company achieving certain financial goals. For all key employees, or non-employee directors who were hired after February 1, 2001, 20% of their service options vest on the anniversary of their hire date. Similarly, 20% of their performance options will vest on each April 15 after the date of hire subject to achieving certain financial goals and vest in full after five years. The exercise price of the options is equal to the estimated fair value of the shares at the date of grant, which is determined by the board of directors as long as the Company is a privately-held entity.

        As discussed in Note 2, the Company changed its method of calculating the fair value of its stock options. The Company utilized the minimum value method in 2002 and volatility assumptions commencing in 2003. The fair value of the stock options used to compute stock-based compensation is the estimated present value at the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions.

	December 31,
	2002	2003	2004
Expected volatility	0%	66.9–82.0%	59.79–80.35%
Expected dividend yield	0%	0%	0%
Expected life (term)	3–7 Years	3–8.5 Years	4–8.5 Years
Risk-free interest rate	2.02–5.68%	1.89–5.85%	2.45–4.27%
Weighted-average fair value of options granted during the year	$3.10	$11.94	$23.88

        The following is a summary of transactions pertaining to the option plans. Outstanding options at December 31, 2000 below are options provided to a board director in connection with the Company's acquisition:

	Weighted-Average
	Shares	Exercise Price
Outstanding December 21, 2000	161,500	$1.55
Granted	—	—

Outstanding December 31, 2001	161,500	1.55
Granted	1,922,420	3.10
Cancelled	(388,200)	3.10

Outstanding December 31, 2002	1,695,720	2.95
Granted	547,375	11.98
Cancelled	(87,500)	3.10

Outstanding December 31, 2003	2,155,595	5.22
Granted	128,500	23.88
Cancelled	(230,425)	9.49
Exercised	(31,175)	3.10

Outstanding December 31, 2004	2,022,495	$5.92

	As of December 31, 2004
	Stock Options Outstanding			Stock Options Exercisable
Range of Exercise Prices	Shares	Contractual Weighted Average life (years)	Weighted Average Price	Shares	Weighted Exercise Price
$1.55	161,500	4.47	$1.55	161,500	$1.55
$3.10	1,364,120	7.04	3.10	726,082	3.10
$4.00–$10.00	93,000	8.36	6.07	18,600	6.07
$14.00	275,375	8.85	14.00	68,680	14.00
$20.00–$25.00	128,500	9.28	23.88	0	0.0

	2,022,495	7.28	$5.92	974,862	$3.67

11.    PENSION PLAN

        The Company sponsors a noncontributory defined benefit pension plan covering substantially all of the Company's union employees. Benefits are provided based on employees' years of service and earnings. This plan was frozen on December 31, 1994 for nonunion employees.

        The following table sets forth the plan's funded status and amounts recognized in the consolidated financial statements as of December 31:

	Year Ended December 31,
	2002	2003	2004
CHANGES IN BENEFIT OBLIGATIONS:
Benefit obligation—beginning of year	$9,625	$10,912	$11,966
Service cost	108	115	108
Interest cost	700	721	716
Assumption changes	1,246	—	—
Actuarial loss (gain)	(450)	686	683

Benefits paid	(317)	(468)	(418)

Benefit obligation at end of year	10,912	11,966	13,055

CHANGE IN PLAN ASSETS:
Fair value of plan assets—beginning of year	$9,225	$11,065	$13,231
Actual return on plan assets	(624)	2,220	1,258
Employer contribution	2,802	414	—
Benefits paid, including expenses	(338)	(468)	(418)

Fair value of plan assets—end of year	11,065	13,231	14,071

Fair value in excess of benefit obligation	153	1,265	1,016
FUNDED STATUS:
Unrecognized net actuarial loss	4,511	3,503	3,805
Unrecognized prior service cost	4	3	2
Unrecognized transition asset	(9)	(6)	(3)

Prepaid pension cost	$4,659	$4,765	$4,820

COMPONENTS OF NET PERIODIC BENEFIT COST (INCOME):
Service cost	$108	$115	$108
Interest cost	700	721	716
Expected return on plan assets	(827)	(938)	(1,105)
Amortization of transition asset	(3)	(3)	(3)
Amortization of prior service cost	1	1	1
Recognized net actuarial loss	97	413	228

Net periodic benefit cost (income)	$76	$309	$(55)

        Fair value of total plan assets by major asset category:

	As of December 31,
	2002	2003	2004
Cash and cash equivalents	7.8%	1.0%	—
Domestic equities	41.8%	45.0%	48.0%
International equities	9.3%	10.0%	11.0%
Domestic fixed income	41.1%	38.0%	35.0%
International fixed income	0.0%	6.0%	6.0%

Total	100.0%	100.0%	100.0%

        Weighted-average assumptions used to determine benefit obligations as of December 31:

	2002	2003	2004
Discount Rate	6.75%	6.10%	5.75%
Rate of compensation increase	4.00%	4.00%	4.00%

        Weighted-average assumptions used to determine net periodic pension cost for years ended December 31:

	2002	2003	2004
Discount Rate	7.75%	6.75%	6.10%
Expected return on plan assets	8.50%	8.50%	8.50%
Rate of compensation increase	4.00%	4.00%	4.00%

        As this plan was frozen to non-union employees on December 31, 1994, the difference between the benefit obligation and accumulated benefit obligation is not significant in any year.

        The Company invests plan assets based on a total return on investment approach, pursuant to which the plan assets include a diversified blend of equity and fixed income investments toward a goal of maximizing the long-term rate of return without assuming an unreasonable level of investment risk. The Company determines the level of risk based on an analysis of plan liabilities, the extent to which the value of the plan assets satisfies the plan liabilities and the plan's financial condition. The investment policy includes target allocations ranging from 30% to 70% for equity investments, 20% to 60% for fixed income investments and 0% to 10% for cash equivalents. The equity portion of the plan assets represents growth and value stocks of small, medium and large companies. The Company measures and monitors the investment risk of the plan assets both on a quarterly basis and annually when the Company assesses plan liabilities.

        The Company uses a building block approach to estimate the long-term rate of return on plan assets. This approach is based on the capital market principle that the greater the volatility, the greater the return over the long term. An analysis of the historical performance of equity and fixed income investments, together with current market factors such as the inflation and interest rates, are used to help make the assumptions necessary to estimate a long-term rate of return on plan assets. Once this estimate is made, the Company reviews the portfolio of plan assets and make adjustments thereto that the Company believes are necessary to reflect a diversified blend of equity and fixed income investments that is capable of achieving the estimated long-term rate of return without assuming an unreasonable level of investment risk. The Company also compares the portfolio of plan assets to those of other pension plans to help assess the suitability and appropriateness of the plan's investments.

        While the Company does not expect to make any contributions to the plan in the next fiscal year, after considering the funded status of the plan, movements in the discount rate, investment performance and related tax consequences, the Company may choose to make contributions to the plan in any given year.

        Information about the expected benefit payments for the plan is as follows:

Expected benefit payments:
2005	$342
2006	510
2007	744
2008	515
2009	1,154
2010-2014	2,757

        Effective January 1, 1995, the Company established a 401(k) salary reduction plan for all eligible employees. Employees may contribute up to 15% of their compensation into the plan. The Company will contribute an additional 30% of the employee's contributed amount on the first 6% of compensation. For the years ended December 31, 2002, 2003 and 2004 the Company's expense for the 401(k) plan amounted to $0.3 million, $0.5 million and $0.9 million, respectively.

12.    COMMITMENTS AND CONTINGENCIES

        Lease Commitments—The Company leases office premises, educational facilities and various equipment for varying periods through the year 2020 at basic annual rentals (excluding taxes, insurance, and other expenses under certain leases) as follows:

Year Ending December 31,	Finance Obligations	Operating Leases	Capital Leases
2005	$1,258	$12,095	$372
2006	1,258	11,784	320
2007	1,258	11,478	236
2008	1,258	10,943	236
2009	1,258	9,393	164
Thereafter	8,915	47,445	275

	15,205	103,138	1,603
Less amount representing interest	(15,205)	—	(309)

	$—	$103,138	$1,294

        On December 28, 2001, the Company completed a sale and a leaseback of four owned facilities to a third party for net proceeds of approximately $8.8 million. The initial term of the lease is 15 years with two ten-year extensions. The lease is an poerating lease that starts at $1.2 million in the first year and increases annually by the consumer price index. The lease includes an option near the end of the initial lease term to purchase the facilities at fair value, as defined. In connection with this transaction, $9.0 million of cash received was required to be maintained as collateral security under the previous loan agreement and was reflected as restricted cash. Upon entering into the Credit Agreement on February 11, 2003, these restrictions were effectively eliminated. This transaction is being accounted for as a financing. The net proceeds received have been reflected in the consolidated balance sheet as a finance obligation. The lease payments are included as a component of interest expense.

        Rent expense, included in general and administrative expenses in the accompanying financial statements for the years ended December 31, 2002, 2003 and 2004 is $11.5 million $11.8 million, and $15.2 million, respectively. Interest expense related to the financing obligation in the accompanying financial statements for the years ended December 31, 2002, 2003 and 2004 is $1.2 million.

        Litigation and Regulatory Matters—The Company has been named as a defendant in actions resulting from the normal course of operations. Based, in part, on the opinion of counsel, management believes that the resolution of these matters will not have a material effect on its financial position, results of operations and cash flows.

        Letters of Credit—The Company has available $9.0 million of letters of credit under the Credit Agreement. There are outstanding letters of credit relative to bonding and building rental agreements in the amount of $2.6 million, $5.8 million and $4.0 million at December 31, 2002, 2003 and 2004, respectively.

13.    INCOME TAXES

        Provision (benefit) for income taxes includes the following:

	December 31,
	2002	2003	2004
Currently payable:
Federal	$39	$3,401	$7,774
State	391	669	1,797

Total	430	4,070	9,571

Deferred:
Federal	(337)	859	(329)
State	(194)	426	—

Total	(531)	1,285	(329)

Total provision (benefit)	$(101)	$5,355	$9,242

        The components of the deferred tax assets are as follows:

	December 31,
	2003	2004
Deferred tax assets
Current:
Vacation	$291	$350
Allowance for bad debts	2,160	2,809
Accrued student fees	898	706
Accrued legal fees	21	22
Accrued bonus	1,412	—
Medical claims	543	594

Other	29	28

Total current deferred tax assets	5,354	4,509
Noncurrent:
Accrued rent	396	1,042
Stock-based compensation	316	813
Depreciation	951	1,783
Other Intangibles	195	297
Sale leaseback—deferred gain	1,497	1,627

Total noncurrent deferred tax assets	3,355	5,562

Total deferred tax assets	8,709	10,071

Deferred tax liabilities
Noncurrent:
Other	—	(24)
Goodwill	(453)	(1,444)
Prepaid pension cost	(1,910)	(1,928)

Total deferred tax liabilities	(2,363)	(3,396)

Total net noncurrent deferred tax assets	992	2,166

Total net deferred tax assets	$6,346	$6,675

        As of December 31, 2003 the Company had utilized all available net operating loss carry forwards.

        The difference between the actual tax provision (benefit) and the tax provision (benefit) that would result from the use of the Federal statutory rate is as follows:

	Year Ended December 31,
	2002		2003		2004
Income (loss) before taxes	$(775)	100.0%	$13,574	100.0%	$22,220	100.0%

Expected tax (benefit)	$(264)	(34.0)%	$4,615	34.0%	$7,777	35.0%
Other nondeductible item	—	—	161	1.2	297	1.3
Other	(47)	(6.1)	(144)	(1.0)	—	—
State tax expense (net of Federal benefit)	210	27.1	723	5.3	1,168	5.3

Total	$(101)	(13.0)%	$5,355	39.5%	$9,242	41.6%

14.    SEGMENT REPORTING

       The Company follows SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS 131 establishes standards for the way that public business enterprises report certain information about operating segments in their financial reports. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated on a regular basis by the chief operating decision maker, or decision making group, in assessing performance of the segment and in deciding how to allocate resources to an individual segment. SFAS No. 131 also established standards for related disclosures about products and services, geographic areas and major customers.

        The Company's principal business is providing post-secondary education. Accordingly, the Company's operations aggregate into one reporting segment.

15.    RELATED PARTY TRANSACTIONS

        The Company had a consulting agreement with Hart Capital LLC, which terminated by its terms in June, 2004, to advise the Company in identifying acquisition and merger targets and assisting with the due diligence reviews of and negotiations with these targets. Hart Capital LLC is the managing member of Five Mile River Capital Partners LLC, which is the second largest stockholder of the Company. Steven Hart, the owner and President of Hart Capital LLC, sits on the Company's board of directors. The Company paid Hart Capital LLC a monthly retainer, reimbursement of expenses and an advisory fee for its work on successful acquisitions or mergers. In accordance with the agreement, the Company paid Hart Capital LLC approximately $0.7 million, $0.6 million and $0.4 million for the years ended December 31, 2002, 2003 and 2004, respectively. Pursuant to the agreement, the Company may have future obligations to make certain payments to Hart Capital with respect to acquisition opportunities identified for the Company by Hart Capital prior to the termination of the agreement, if the Company consummates any such acquisition opportunities within the twelve months following the termination of the agreement. Accordingly, in connection with the consummation of the NETI acquisition, which closed on January 11, 2005, the Company paid Hart Capital $0.3 million for its services.

        In 2003, the Company entered into a management service agreement with it's the majority stockholder, Stonington Partners. In accordance with this agreement the Company pays Stonington Partners a management fee of $0.75 million per year for management consulting and financial and business advisory services. Such services include valuing acquisitions and structuring their financing and assisting with new loan agreements. This agreement will terminate by its terms upon the Company's completion of an initial public offering.

        As discussed in Note 10, during 2002, the Company advanced certain members of senior management approximately $0.4 million in connection with their purchase of Company Stock. These notes have been reflected as a reduction in stockholders' equity. During 2004, approximately $0.2 million of these loans were repaid.

16.    SALE/DISPOSAL OF ASSETS

        During 2002, the Company sold certain assets and property at the Oak Lawn, Illinois school for net proceeds of approximately $1.3 million and recognized a gain on this sale of approximately $1.0 million. In connection with the sale, the Company recorded another current asset of approximately $0.3 million representing a reimbursement due from the State of Illinois for environmental remediation costs incurred. This reimbursement was received in 2003.

        During 2002, the Company sold certain assets for net proceeds of $0.2 million and recognized a gain of approximately $0.1 million.

        During 2004, the Company vacated its facility in Indianapolis resulting in a loss on the disposal of assets of approximately $0.3 million. The Company is currently seeking to sell the property and has reclassified the assets to assets held for sale.

17.    UNAUDITED QUARTERLY FINANCIAL INFORMATION

        Quarterly financial information for 2003 and 2004 is as follows (in thousands except per share data):

	Quarter
2003
	First	Second	Third	Fourth
Net revenues	$41,246	$43,751	$53,711	$60,173
Income (loss) from operations	883	(1,452)	6,540	10,017
Net income available to common shareholders	43	(1,082)	3,499	5,759
Income per share:
Basic	$0.00	$(0.05)	$0.16	$0.27
Diluted	0.00	(0.05)	0.16	0.26

	Quarter
2004
	First	Second	Third	Fourth
Net revenues	$59,574	$59,206	$69,196	$73,299
Income from operations	3,632	2,119	8,293	11,079
Net income available to common shareholders	1,618	860	4,393	6,107
Income per share:
Basic	$0.07	$0.04	$0.20	$0.28
Diluted	0.07	0.04	0.19	0.27

18.    ACCOUNTING FOR LEASES

        In connection with the recent clarification by the Securities and Exchange Commission (the "SEC") of existing accounting literature related to lease accounting, the Company has completed a review of its lease accounting policies. As a result of that review, it is correcting its lease accounting practices for certain matters relating to lease accounting, as described below.

        As a result, the Company has recorded a one-time, non-cash rent charge of $0.7 million ($0.4 million net of tax, related to prior years) in its fourth quarter of fiscal 2004 related to the timing of rent expense for its schools during the period of construction of leasehold improvements as well as to align the depreciation lives of certain of its leasehold improvements to the noncancellable lease terms, including renewal options. Previously, the Company did not report rent expense until the lease commencement date. The Company will record rent expense when the landlord allows it to begin construction of the leasehold improvements, which is typically three to four months before the lease commencement date.

        The Company's financial statements for prior periods have not been restated since the amount, $0.4 million, net of tax, related to prior years was deemed to be immaterial to its results of operations and statements of financial position and cash flows for the current year or any individual prior year. This correction does not impact historical or future cash flows or timing of payments under related leases.

19.    INITIAL PUBLIC OFFERING

        On September 30, 2004, the Company wrote-off $2.1 million of deferred offering costs as a result of a delay in filing the Company's registration statement. The Company is presently preparing an initial public offering of its common stock. Completion of such offering cannot be assured.

20.    SUBSEQUENT EVENT

        The Company has negotiated a new credit agreement with a syndicate of banks led by its existing lender. Under the terms of the agreement, which closed on February 15, 2005, the syndicate has committed to provide the Company with a $100 million credit facility with a term of five years. The credit agreement permits the issuance of letters of credit, up to $20 million, the amount of which reduces the availability of permitted borrowings under the agreement.

        The obligations of the Company and its subsidiaries under the credit agreement are secured by a lien on substantially all of the assets of the Company and its subsidiaries and any assets that it or its subsidiaries may acquire in the future, including a pledge of substantially all of its and its subsidiaries' common stock. Outstanding borrowings bear interest at the rate of adjusted LIBOR plus 1.0% to 1.75%, as defined or a base rate (as defined in the credit agreement). In addition to paying interest on outstanding principal under the credit agreement, the Company and its subsidiaries are required to pay a commitment fee to the lender with respect to the unused amounts available under the credit agreement at a rate equal to 0.25% to .40% per year, as defined.

        On January 11, 2005, the Company acquired the rights, title and interests in the assets used in the conduct and operations of NETI for a purchase price of approximately $20 million. The Company has not yet finalized the allocation of the purchase price to the fair value of the net assets acquired. On a preliminary basis, however, they have allocated $1.3 million to a non-compete agreement and $0.4 million to the value of student contracts.

* * * * * *

LINCOLN EDUCATIONAL SERVICES CORPORATION
Schedule II—Valuation and Qualifying Accounts
(in thousands)

Description	Balance at Beginning of Period	Charged to Expense	Deductions	Balance at End of Period
Allowance accounts for the year ended:
December 31, 2002 Allowance for accounts receivable	$1,828	5,696	4,146	$3,378
December 31, 2003 Allowance for accounts receivable	$3,378	7,415	5,324	$5,469
December 31, 2004 Allowance for accounts receivable	$5,469	9,247	7,693	$7,023

        Until    , 2005 (25 days after the commencement of the offering), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

                  Shares

Lincoln Educational Services Corporation

Common Stock

PROSPECTUS

Merrill Lynch & Co.
Banc of America Securities LLC
Lehman Brothers
Harris Nesbitt
Jefferies & Company, Inc.
Robert W. Baird & Co.

                          , 2005

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

        The following are the estimated expenses to be incurred in connection with the issuance and distribution of the securities registered under this Registration Statement, other than underwriting discounts and commissions. All amounts shown are estimates except the Securities and Exchange Commission registration fee and the National Association of Securities Dealers, Inc. filing fee. The following expenses will be borne solely by the Registrant.

SEC Registration Fee	$16,919.38
National Association of Securities Dealers, Inc. Filing Fee	*
Nasdaq Listing Fee	*
Printing and Engraving Expenses	*
Legal Fees and Expenses	*
Accounting Fees and Expenses	*
Transfer Agent and Registrar Fees and Expenses	*
Miscellaneous	*

Total	*

*
To be provided by amendment.

Item 14. Indemnification of Directors and Officers

        The New Jersey Business Corporation Act permits or requires indemnification of officers and directors in the event that certain statutory standards of conduct are met.

        We expect that our amended and restated certificate of incorporation, which we expect to adopt prior to the completion of this offering, will provide as follows:

        The Corporation shall indemnify any and all persons who may serve or who have served at any time as directors or officers of the corporation, or who at the request of the Board of Directors of the corporation may serve or at any time have served as directors or officers of another corporation in which the corporation at such time owned or may own shares of stock or of which it was or may be a creditor, and their respective heirs, administrators, successors, and assigns, against any and all expenses, including amounts paid upon judgments, counsel fees, fines and amounts paid in settlement, actually and necessarily incurred by such persons in connection with the defense or settlement of any pending or threatened action, suit or proceeding, whether civil, criminal, administrative or investigative, in which they, or any of them, are made parties, or a party, or which may be asserted against them or any of them, by reason of being or having been directors or officers or a director or officer of the corporation, or of such other corporation, except if a judgment or other final adjudication adverse to the corporate agent establishes that his acts or omissions (a) were in breach of his duty of loyalty to the corporation or its shareholders (as defined in N.J.S.A. 14A:2-7(3)), (b) were not in good faith or involved a knowing violation of law, or (c) resulted in the receipt by the corporate agent of an improper personal benefit. Such indemnification shall be in addition to any other rights to which those indemnified may be entitled under any law, bylaw, agreement, vote of stockholders, or otherwise.

        We expect that our amended and restated bylaws, which we expect to adopt prior to the completion of this offering, will provide as follows:

        The Corporation shall indemnify any and all persons who may serve or who have served at any time as directors or officers of the corporation, or who at the request of the Board of Directors of the corporation may serve or at any time have served as directors or officers of another corporation in which the corporation at such time owned or may own shares of stock or of which it was or may be a creditor, and their respective heirs, administrators, successors, and assigns, against any and all expenses, including amounts paid upon judgments, counsel fees, fines and amounts paid in settlement, actually and necessarily incurred by such persons in connection with the defense or settlement of any pending or threatened action, suit or proceeding, whether civil, criminal, administrative or investigative, in which they, or any of them, are made parties, or a party, or which may be asserted against them or any of them, by reason of being or having been directors or officers or a director or officer of the corporation, or of such other corporation, except if a judgment or other final adjudication adverse to the corporate agent establishes that his acts or omissions (a) were in breach of his duty of loyalty to the corporation or its shareholders (as defined in N.J.S.A. 14A:2-7(3)), (b) were not in good faith or involved a knowing violation of law, or (c) resulted in the receipt by the corporate agent of an improper personal benefit. Such indemnification shall be in addition to any other rights to which those indemnified may be entitled under any law, bylaw, agreement, vote of stockholders, or otherwise.

        See Item 17 for our undertaking to submit to adjudication for violation of these security laws.

Item 15. Recent Sales of Unregistered Securities

        During the past three years, we have issued unregistered securities to a limited number of persons, as described below. None of these transactions involved any underwriters or any public offerings and we believe that each of these transactions was exempt from registration requirements pursuant to Section 3(a)(9) or Section 4(2) of the Securities Act of 1933, as amended, Regulation D promulgated thereunder or Rule 701 of the Securities Act of 1933 pursuant to compensatory benefit plans and contracts related to compensation as provided under Rule 701. The recipients of the securities in these transactions represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the share certificates and instruments issued in these transactions.

        On July 30, 2001, three senior members of management and member of the Board of Directors purchased 222,448 shares from the Company for cash proceeds of $689,588.

        During 2002, 147,563 shares were purchased by certain officers and directors. In connection with the purchase of these shares, the Company received promissory notes for approximately $432,000, payable in 10 years. Interest is payable annually at an annual interest rate of 5.6%. These notes have been reflected as a reduction in shareholder's equity. As of March 24, 2005, the promissory notes were repaid in full.

Item 16. Exhibits and Financial Statement Schedules

(a)
Exhibits.

Exhibit Number	Description
*1.1	Form of Underwriting Agreement.
**3.1	Certificate of Incorporation of Registrant and amendments thereto.
*3.2	Form of Amended and Restated Certificate of Incorporation of Registrant (to become effective upon completion of the offering).
**3.3	Bylaws of registrant.
*3.4	Form of Amended and Restated Bylaws of Registrant (to become effective upon completion of the offering).

*4.1	Specimen Certificate evidencing shares of common stock.
**4.2	Stockholders' Agreement, dated as of September 15, 1999, among Lincoln Technical Institute, Inc., Back to School Acquisition, L.L.C., and Five Mile River Capital Partners LLC.
**4.3	Letter agreement, dated August 9, 2000, by Back to School Acquisition, L.L.C., amending the Stockholders' Agreement.
**4.4	Letter agreement, dated August 9, 2000, by Lincoln Technical Institute, Inc., amending the Stockholders' Agreement.
**4.5	Stockholders' Agreement, dated as of June 21, 1999, among Lincoln Technical Institute, Inc., Back to School Acquisition, L.L.C., P.J. Santangelo and James Santangelo.
**4.6
Management Stockholders Agreement, dated as of January 1, 2002, by and among Lincoln Technical Institute, Inc., Back to School Acquisition L.L.C. and the Stockholders and other holders of options under the Management Stock Option Plan listed therein.
*4.7	Registration Rights Agreement between Lincoln Educational Services Corporation and Back to School Acquisition, L.L.C.
*5.1	Form of Opinion of Lindabury, McCormick & Estabrook, P.A. regarding legality of common stock.
**10.1
Credit Agreement, dated as of February 15, 2005, among Lincoln Educational Services Corporation, the Guarantors from time to time parties thereto, the Lenders from time to time parties thereto and Harris Trust and Savings Bank, as Administrative Agent.
**10.2	Employment Agreement, dated as of January 3, 2005, between Lincoln Educational Services Corporation and David F. Carney.
*10.3	Amended Employment Agreement, dated as of , 2005, between Lincoln Educational Services Corporation and David F. Carney.
**10.4	Employment Agreement, dated as of January 3, 2005, between Lincoln Educational Services Corporation and Lawrence E. Brown.
*10.5	Amended Employment Agreement, dated as of , 2005, between Lincoln Educational Services Corporation and Lawrence E. Brown.
**10.6	Employment Agreement, dated as of January 3, 2005, between Lincoln Educational Services Corporation and Scott M. Shaw.
*10.7	Amended Employment Agreement, dated as of , 2005, between Lincoln Educational Services Corporation and Scott M. Shaw.
**10.8	Employment Agreement, dated as of January 3, 2005, between Lincoln Educational Services Corporation and Cesar Ribeiro.
*10.9	Amended Employment Agreement, dated as of , 2005, between Lincoln Educational Services Corporation and Cesar Ribeiro.
*10.10	Lincoln Educational Services Corporation 2005 Long Term Incentive Plan.
*10.11	Lincoln Educational Services Corporation 2005 Non Employee Directors Restricted Stock Plan.
*10.12	Lincoln Educational Services Corporation 2005 Deferred Compensation Plan.
*10.13	Lincoln Educational Services Corporation 2005 Employee Stock Purchase Plan.
**10.14	Lincoln Technical Institute Management Stock Option Plan, effective January 1, 2002.

**10.15	Form of Stock Option Agreement, dated January 1, 2002, between Lincoln Technical Institute, Inc. and certain participants.
**10.16	Management Stock Subscription Agreement, dated January 1, 2002, among Lincoln Technical Institute, Inc. and certain management investors.
**21.1	Subsidiaries of Registrant.
*23.1	Consent of Lindabury, McCormick & Estabrook, P.A. (included in Exhibit 5.1).
23.2	Consent of Deloitte & Touche LLP.
**24.1	Power of Attorney.

*
To be filed by amendment.

**
Previously filed.

(b)
Financial Statement Schedules.

        All schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission and are required under the related instructions are as follows:

  1.
  Lincoln Educational Services Corporation, Schedule II—Valuation and Qualifying Accounts.

Item 17. Undertakings

        (a)   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        (b)   The undersigned Registrant undertakes that:

          i.      For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective; and

          ii.     For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (c)   The undersigned Registrant undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in West Orange, New Jersey on May 6, 2005.

LINCOLN EDUCATIONAL SERVICES CORPORATION
By:	/s/ DAVID F. CARNEY David F. Carney Chief Executive Officer and Chairman of the Board

POWER OF ATTORNEY AND SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

* David F. Carney	Chief Executive Officer and Chairman of the Board (Principal Executive Officer)	May 6, 2005
* Cesar Ribeiro	Vice President, Chief Financial Officer and Treasurer (Principal Financial and Accounting Officer)	May 6, 2005
* James J. Burke	Director	May 6, 2005
* Paul Glaske	Director	May 6, 2005
* Steven W. Hart	Director	May 6, 2005
* Alexis P. Michas	Director	May 6, 2005
John Petillo	Director

* Jerry G. Rubenstein	Director	May 6, 2005
* Peter S. Burgess	Director	May 6, 2005

EXHIBIT INDEX

        The following exhibits are filed with this Registration Statement.

Exhibit Number	Description
*1.1	Form of Underwriting Agreement.
**3.1	Certificate of Incorporation of Registrant and amendments thereto.
*3.2	Form of Amended and Restated Certificate of Incorporation of Registrant (to become effective upon completion of the offering).
**3.3	Bylaws of registrant.
*3.4	Form of Amended and Restated Bylaws of Registrant (to become effective upon completion of the offering).
*4.1	Specimen Certificate evidencing shares of common stock.
**4.2	Stockholders' Agreement, dated as of September 15, 1999, among Lincoln Technical Institute, Inc., Back to School Acquisition, L.L.C., and Five Mile River Capital Partners LLC.
**4.3	Letter agreement, dated August 9, 2000, by Back to School Acquisition, L.L.C., amending the Stockholders' Agreement.
**4.4	Letter agreement, dated August 9, 2000, by Lincoln Technical Institute, Inc., amending the Stockholders' Agreement.
**4.5	Stockholders' Agreement, dated as of June 21, 1999, among Lincoln Technical Institute, Inc., Back to School Acquisition, L.L.C., P.J. Santangelo and James Santangelo.
**4.6
Management Stockholders Agreement, dated as of January 1, 2002, by and among Lincoln Technical Institute, Inc., Back to School Acquisition L.L.C. and the Stockholders and other holders of options under the Management Stock Option Plan listed therein.
*4.7	Registration Rights Agreement between Lincoln Educational Services Corporation and Back to School Acquisition, L.L.C.
*5.1	Form of Opinion of Lindabury, McCormick & Estabrook, P.A. regarding legality of common stock.
**10.1
Credit Agreement, dated as of February 15, 2005, among Lincoln Educational Services Corporation, the Guarantors from time to time parties thereto, the Lenders from time to time parties thereto and Harris Trust and Savings Bank, as Administrative Agent.
**10.2	Employment Agreement, dated as of January 3, 2005, between Lincoln Educational Services Corporation and David F. Carney.
*10.3	Amended Employment Agreement, dated as of , 2005, between Lincoln Educational Services Corporation and David F. Carney.
**10.4	Employment Agreement, dated as of January 3, 2005, between Lincoln Educational Services Corporation and Lawrence E. Brown.
*10.5	Amended Employment Agreement, dated as of , 2005, between Lincoln Educational Services Corporation and Lawrence E. Brown.
**10.6	Employment Agreement, dated as of January 3, 2005, between Lincoln Educational Services Corporation and Scott M. Shaw.
*10.7	Amended Employment Agreement, dated as of , 2005, between Lincoln Educational Services Corporation and Scott M. Shaw.

**10.8	Employment Agreement, dated as of January 3, 2005, between Lincoln Educational Services Corporation and Cesar Ribeiro.
*10.9	Amended Employment Agreement, dated as of , 2005, between Lincoln Educational Services Corporation and Cesar Ribeiro.
*10.10	Lincoln Educational Services Corporation 2005 Long Term Incentive Plan.
*10.11	Lincoln Educational Services Corporation 2005 Non Employee Directors Restricted Stock Plan.
*10.12	Lincoln Educational Services Corporation 2005 Deferred Compensation Plan.
*10.13	Lincoln Educational Services Corporation 2005 Employee Stock Purchase Plan.
**10.14	Lincoln Technical Institute Management Stock Option Plan, effective January 1, 2002.
**10.15	Form of Stock Option Agreement, dated January 1, 2002, between Lincoln Technical Institute, Inc. and certain participants.
**10.16	Management Stock Subscription Agreement, dated January 1, 2002, among Lincoln Technical Institute, Inc. and certain management investors.
**21.1	Subsidiaries of Registrant.
*23.1	Consent of Lindabury, McCormick & Estabrook, P.A. (included in Exhibit 5.1).
23.2	Consent of Deloitte & Touche LLP.
**24.1	Power of Attorney.

*
To be filed by amendment.

**
Previously filed.

QuickLinks

TABLE OF CONTENTS
SUMMARY
Lincoln Educational Services Corporation
The Offering
Summary Historical and Pro Forma Financial and Other Data
RISK FACTORS
FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
DIVIDEND POLICY
CAPITALIZATION
DILUTION
UNAUDITED PRO FORMA FINANCIAL INFORMATION
SELECTED FINANCIAL INFORMATION
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
REGULATORY ENVIRONMENT
MANAGEMENT
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
PRINCIPAL AND SELLING STOCKHOLDERS
DESCRIPTION OF CAPITAL STOCK
DESCRIPTION OF CREDIT AGREEMENT
SHARES ELIGIBLE FOR FUTURE SALE
MATERIAL UNITED STATES FEDERAL TAX CONSIDERATIONS FOR NON-UNITED STATES HOLDERS
UNDERWRITING
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND ADDITIONAL INFORMATION
INDEX TO FINANCIAL STATEMENTS
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
LINCOLN EDUCATIONAL SERVICES CORPORATION AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS DECEMBER 31, 2003 AND 2004 (In thousands, except share amounts)
LINCOLN EDUCATIONAL SERVICES CORPORATION AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF OPERATIONS YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004 (In thousands, except per share amounts)
LINCOLN EDUCATIONAL SERVICES CORPORATION AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004 (In thousands)
LINCOLN EDUCATIONAL SERVICES CORPORATION AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004 (In thousands)
LINCOLN EDUCATIONAL SERVICES CORPORATION AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004 (In thousands, except share amounts)
PART II INFORMATION NOT REQUIRED IN THE PROSPECTUS
SIGNATURES
POWER OF ATTORNEY AND SIGNATURES
EXHIBIT INDEX